☐ skorygowany

KOMISJA NADZORU FINANSOWEGO

Skonsolidowany raport roczny RS 2006

(rok)

(zgodnie z § 86 ust. 2 Rozporządzenia Ministra Finansów z dnia 19 października 2005 r. - Dz. U. Nr 209, poz. 1744)

dla emitentów papierów wartościowych prowadzących działalność wytwórczą, budowlaną, handlową lub usługową

za rok obrotowy 2006 obejmujący okres od 2006-01-01 do 2006-12-31

zawierający skonsolidowane sprawozdanie finansowe według MSSF

w walucie zł

data przekazania: 2007-05-08

ATM GRUPA SA
(pełna nazwa emitenta)

ATMGRUPA (skrócona nazwa emitenta)

Media (med) (sektor wg klasyfikacji GPW w Warszawie)

55-040 (kod pocztowy)

Kobierzyce (miejscowość)

Błękitna 3, Bielany Wrocławskie (ulica)

(numer)

071785 53 00 (telefon)

071 785 53 01 (fax)

atm@atmgrupa.pl (e-mail)

www.atmgrupa.pl (www)

897-10-08-712 (NIP)

930492316 (REGON)

BDO Numerica Sp. z o.o.
(podmiot uprawniony do badania)

WYBRANE DANE FINANSOWE	w tys. zł		w tys. EUR	
I. Przychody netto ze sprzedaży produktów, towarów i materiałów	87.463	72.562	22.432	18.035
II. Zysk (strata) z działalności operacyjnej	23.148	14.903	5.937	3.704
III. Zysk (strata) brutto	25.635	14.915	6.575	3.707
IV. Zysk (strata) netto z działalności kontynuowanej	20.778	11.930	5.329	2.965
V. Zysk (strata) netto z działalności kontynuowanej i zaniechanej	19.825	11.872	5.085	2.951
VI. Przepływy pieniężne netto z działalności operacyjnej	14.129	10.457	3.624	2.599
VII. Przepływy pieniężne netto z działalności inwestycyjnej	-10.009	-1.157	-2.567	-288
VIII. Przepływy pieniężne netto z działalności finansowej	-10.335	-6.135	-2.651	-1.525
IX. Przepływy pieniężne netto, razem	-6.215	3.165	-1.594	786
X. Aktywa razem	98.741	90.554	25.773	23.461
XI. Zobowiązania i rezerwy na zobowiązania	15.741	17.875	4.109	4.631
XII. Zobowiązania długoterminowe	1.314	2.238	343	580
XIII. Zobowiązania krótkoterminowe	14.427	15.637	3.766	4.051
XIV. Kapitał własny	83.000	72.679	21.664	18.830
XV. Kapitał zakładowy	7.200	7.200	1.879	1.865
XVI. Liczba akcji (w szt.)	3.600.000	3.600.000	3.600.000	3.600.000
XVII. Zysk (strata) netto na jedną akcję zwykłą (w zł / EUR)	5,51	3,30	1,41	0,82
XVIII. Rozwodniony zysk (strata) netto na jedną akcję zwykłą (w zł / EUR)	5,51	3,30	1,41	0,82
XIX. Wartość księgowa na jedną akcję (w zł / EUR)	23,06	20,19	6,02	5,23
XX. Rozwodniona wartość księgowa na jedną akcję (w zł / EUR)	23,06	20,19	6,02	5,23
XXI. Zadeklarowana lub wypłacona dywidenda na jedną akcję (w zł/EUR)	1,12	2,64	0,29	0,66
XXII. Średni kurs wymiany EURO w roku	3,8991	4,0233		

ZAWARTOŚĆ RAPORTU

Plik	Opis

RS 2006 List do akcjonariuszy.pdf	List prezesa zarządu do akcjonariuszy
RS 2006 Opinia i raport audytora.pdf	Opinia i raport jednostki badającej sprawozdanie
RS 2006 Sprawozdanie finansowe - skonsolidowane.pdf	Skonsolidowane sprawozdanie finansowe
RS 2006 Sprawozdanie z dzialalnosci.pdf	Sprawozdanie z działalności

PODPISY WSZYSTKICH CZŁONKÓW ZARZĄDU

Data	Imię i Nazwisko	Stanowisko/Funkcja	Podpis
2007-05-08	Tomasz Kurzewski	Prezes Zarządu	
2007-05-08	Dorota Michalak-Kurzewska	Wiceprezes Zarządu	
2007-05-08	Grażyna Gołębiowska	Członek Zarządu	
2007-05-08	Maciej Grzywaczewski	Członek Zarządu	
2007-05-08	Paweł Tobiasz	Członek Zarządu	

PODPIS OSOBY, KTÓREJ POWIERZONO PROWADZENIE KSIĄG RACHUNKOWYCH

Data	Imię i Nazwisko	Stanowisko/Funkcja	Podpis
2007-05-08	Lidia Miśkiewicz	Główna księgowa	

Szanowni Akcjonariusze!

Tak jak w poprzednich latach, mam ponownie przyjemność poinformowania Państwa o zakończeniu kolejnego bardzo udanego finansowo roku, a także o utrzymaniu pozycji lidera rynku niezależnych producentów telewizyjnych i filmowych w Polsce.

Miniony rok to rok konsekwentnej realizacji przyjętych wcześniej strategii, czego rezultaty widoczne są w naszych wynikach. To przede wszystkim zwiększenie udziału przychodów z telewizji publicznej, ale także wysoki wzrost sprzedaży ogółem wynikający między innymi z szerszego niż wcześniej, nawiązania współpracy z innymi podmiotami z branży. Wraz z takimi spółkami jak MTL Maxfilm, Grupa Filmowa, Paisa Films, Endemol Polska czy Dziki Film powołaliśmy do życia kilka bardzo udanych projektów. Niektóre z nich jak film fabularny „Dlaczego nie!" czy sitcom „I kto tu rządzi" już odniosły sukces, z kolei inne jak np. serial „Ekipa" w reżyserii Agnieszki Holland dają wszelkie przesłanki ku temu by sądzić, że go zdobędą. Przykłady tych kooperacji pokazują, że nasz rynek można konsolidować również poprzez współdziałanie handlowe. Udało się nam dokonać również kilku kolejnych zagranicznych transakcji sprzedaży licencji do naszych programów – teleturnieju „Gra w ciemno" i telenoweli „Pierwsza miłość".

Każda branża, każdy rynek ma swoje przełomowe chwile. Moim zdaniem, które powtarzam już od pewnego czasu, zdarzeniem tym jest upowszechnienie się cyfrowej transmisji programów telewizyjnych i idący za tym wzrost zarówno liczby uczestników rynku dystrybucji treści wizyjnych jak i zapotrzebowania na nie. Te zmiany już widać. Widać chociażby na międzynarodowych targach telewizyjnych, na których znacząco wzrosła liczba firm - spółek internetowych, operatorów komórkowych, nowych nadawców, intensywnie poszukujących programów do swoich kanałów. Rośnie popyt na nowy atrakcyjny kontent, rośnie znaczenie firm, który taki produkt potrafią dostarczać. W tych przemianach uczestniczymy od początku, a efektem, którego początek miał miejsce w minionym roku jest współpraca z Wirtualną Polską, której dostarczamy do jej telewizji internetowej kilka codziennych programów.

Drodzy Akcjonariusze!

W bieżącym roku spółka rozpoczęła proces emisji nowych akcji. Do wykorzystania pozytywnych trendów na rynku niezbędne są nowe inwestycje. Widzimy konieczność wybudowania kolejnych własnych studiów i hal zdjęciowych. Chcemy je realizować w innych miastach Polski ponieważ skala naszych produkcji powoduje, że rozproszenie naszej infrastruktury niesie ze sobą pewne korzyści. Zamierzamy również pozyskać więcej sprzętu, pracującego w technologii HD, technologii będącej kolejnym kamieniem milowym rozwoju telewizji, której powszechność tak jak cyfryzacji nadawania staje się faktem. Oprócz przejścia wszystkich naszych produkcji na tę technologię, inwestycja ta pozwoli nam również na uczestniczenie w realizacji transmisji wydarzeń sportowych a w szczególności w Euro 2012. Oprócz tego, że konsolidujemy nasz rynek poprzez kooperację, dążymy także do tego aby w naszej grupie kapitałowej znalazły się nowe podmioty. Na to także spółka potrzebuje odpowiednich środków. W sferze naszych intensywnych działań znajduje się także nawiązanie trwałych mariaży z podmiotami z rynku zagranicznego.

Pomysłów na wzrost, a co najmniej na utrzymanie dynamiki naszego rozwoju nam nie brakuje. Liczymy, że nasza oferta spotka się z Państwa oczekiwaniami a powierzone środki pozwolą nam na kolejne trwałe podniesienie kapitalizacji spółki.

Z poważaniem

Tomasz Kurzewski
Prezes Zarządu

Opinia niezależnego biegłego rewidenta

dla Akcjonariuszy i Rady Nadzorczej ATM GRUPA S.A.

Przeprowadziliśmy badanie załączonego sprawozdania skonsolidowanego Grupy Kapitałowej ATM GRUPA S.A. sporządzonego według Międzynarodowych Standardów Sprawozdawczości Finansowej (MSSF), w której jednostką dominującą jest ATM GRUPA S.A. z siedzibą w Bielanach Wrocławskich przy ul. Błękitnej 3, na które składa się:

- wprowadzenie do skonsolidowanego sprawozdania finansowego;
- skonsolidowany bilans sporządzony na dzień 31.12.2006 roku, który po stronie aktywów i pasywów wykazuje sumę **98.741 tys.** złotych;
- skonsolidowany rachunek zysków i strat za okres od dnia 1.01.2006 roku do dnia 31.12.2006 roku wykazujący zysk netto w wysokości **19.825 tys.** złotych;
- zestawienie zmian w skonsolidowanym kapitale własnym wykazujące wzrost kapitału własnego o **10.321 tys.** złotych;
- skonsolidowany rachunek przepływów pieniężnych wykazujący zmniejszenie stanu środków pieniężnych netto w okresie od dnia 1.01.2006 roku do dnia 31.12.2006 roku o kwotę **6.215 tys.** złotych;
- dodatkowe informacje i objaśnienia.

Za sporządzenie tego skonsolidowanego sprawozdania finansowego odpowiada Zarząd jednostki dominującej.
Naszym zadaniem było zbadanie i wyrażenie opinii o rzetelności, prawidłowości i jasności tego sprawozdania.

Badanie to przeprowadziliśmy stosownie do postanowień:
1) Międzynarodowych Standardów Rewizji Finansowej
2) norm wykonywania zawodu biegłego rewidenta, wydanych przez Krajową Radę Biegłych Rewidentów.

Badanie skonsolidowanego sprawozdania finansowego zaplanowaliśmy i przeprowadziliśmy w taki sposób, aby uzyskać racjonalną pewność, pozwalającą na wyrażenie opinii o sprawozdaniu.
W szczególności badanie obejmowało sprawdzenie poprawności zastosowanych przez jednostki powiązane zasad (polityki) rachunkowości i znaczących szacunków, sprawdzenie - w przeważającej mierze w sposób wyrywkowy - podstaw, z których wynikają liczby i informacje zawarte w skonsolidowanym sprawozdaniu finansowym, jak i całościową ocenę skonsolidowanego sprawozdania finansowego.

Podstawą dla sporządzenia skonsolidowanego sprawozdania finansowego według MSSF za okres od 1.01.2006 r. do 31.12.2006 r. były jednostkowe sprawozdania finansowe spółek wchodzących w skład Grupy Kapitałowej ATM GRUPA S.A. sporządzone na dzień 31.12.2006 roku według MSSF.

Uważamy, że badanie dostarczyło wystarczającej podstawy do wyrażenia miarodajnej opinii.

Naszym zdaniem, zbadane skonsolidowane sprawozdanie finansowe, obejmujące dane liczbowe i objaśnienia słowne:

- przedstawia rzetelnie i jasno wszystkie informacje istotne dla oceny sytuacji majątkowej i finansowej badanej grupy kapitałowej na dzień 31.12.2006 roku, jak też jej wyniku finansowego za rok obrotowy od 1.01.2006 roku do 31.12.2006 roku,
- zostało sporządzone, we wszystkich istotnych aspektach prawidłowo, to jest zgodnie z zasadami (polityką) rachunkowości, wynikającymi z Międzynarodowych Standardów Rachunkowości, Międzynarodowych Standardów Sprawozdawczości Finansowej oraz związanych z nimi interpretacji ogłoszonych w formie rozporządzeń Komisji Europejskiej, a w zakresie nieuregulowanym w tych Standardach - stosownie do wymogów ustawy o rachunkowości i wydanych na jej podstawie przepisów wykonawczych oraz na podstawie prawidłowo prowadzonych ksiąg rachunkowych
- jest zgodne z wpływającymi na treść skonsolidowanego sprawozdania finansowego przepisami prawa obowiązującymi grupę kapitałową.

Sprawozdanie Zarządu z działalności Spółki jest kompletne w rozumieniu art. 49 ust. 2 ustawy o rachunkowości oraz Rozporządzenia Ministra Finansów z dnia 19 października 2005 roku w sprawie informacji bieżących i okresowych przekazywanych przez emitentów papierów wartościowych. Zawarte w nim informacje, pochodzące ze zbadanego sprawozdania finansowego, są z nim zgodne.

Warszawa, 17 kwietnia 2007 roku

BDO Numerica Sp. z o.o.
ul. Postępu 12
02-676 Warszawa
Nr ewidencyjny 523

Przeprowadzający badanie:

Marcin Jagodziński
Biegły Rewident
nr ident. 90042/7384

Działający w imieniu
BDO Numerica Sp z o.o.:

Hanna Sztuczyńska
Biegły Rewident
nr ident. 9269/6955
Członek Zarządu
BDO Numerica Sp. z o.o.

GRUPA KAPITAŁOWA

ATM GRUPA S.A.
Bielany Wrocławskie ul. Błękitna 3
55-040 Kobierzyce

Raport uzupełniający opinię
z badania skonsolidowanego sprawozdania finansowego
sporządzonego według MSSF
za okres od 1 stycznia do 31 grudnia 2006 roku

SPIS TREŚCI

I. CZĘŚĆ OGÓLNA RAPORTU

1. Dane identyfikujące jednostkę dominującą

1.1 Nazwa i forma prawna

ATM GRUPA S.A.

1.2 Siedziba Spółki

ul. Błękitna 3, 55-040 Kobierzyce, Bielany Wrocławskie.

1.3 Przedmiot działalności

Przedmiotem działalności jednostki dominującej zgodnie z wpisem do rejestru jest m.in.:
- działalność wydawnicza; poligrafia i reprodukcja zapisanych nośników informacji;
- produkcja maszyn i urządzeń, gdzie indziej nie sklasyfikowana;
- produkcja maszyn i aparatury elektrycznej, gdzie indziej nie sklasyfikowana;
- budownictwo;
- handel hurtowy i komisowy, z wyjątkiem handlu pojazdami mechanicznymi i motocyklami;
- handel detaliczny, z wyjątkiem sprzedaży pojazdów mechanicznych i motocykli;
- obsługa nieruchomości;
- pozostała działalność komercyjna;
- działalność związana z kulturą, rekreacją i sportem.

W badanym okresie jednostka dominująca prowadziła działalność określoną w statucie prowadząc głównie działalność polegającą na produkcji i rozpowszechnianiu programów telewizyjnych.

1.4 Podstawa działalności

ATM GRUPA S.A. działa na podstawie:
- Statutu sporządzonego w formie aktu notarialnego w dniu 20 marca 2003 r. (Rep. A Nr 1842/2003) wraz z późniejszymi zmianami oraz
- Kodeksu Spółek Handlowych.

1.5 Rejestracja w Sądzie Gospodarczym

W dniu 1 kwietnia 2003 roku Spółka została wpisana do Krajowego Rejestru Sądowego w Sądzie Rejonowym dla Wrocławia-Fabrycznej we Wrocławiu – VI Wydział Gospodarczy Krajowego Rejestru Sądowego pod numerem KRS 0000157203
Spółka powstała w wyniku przekształcenia ATM Sp. z o.o. wpisanej do Krajowego Rejestru Sądowego pod numerem KRS 27883.
Wcześniej ATM Sp. z o.o. była zarejestrowana w rejestrze handlowym pod numerem RHB – 5530.

1.6 Rejestracja w Urzędzie Skarbowym i Wojewódzkim Urzędzie Statystycznym

NIP 897-10-08-712
REGON 930-492-316

1.7 Wysokość kapitału własnego i jego zmiany w ciągu okresu sprawozdawczego

Kapitał akcyjny na dzień 31.12.2006 roku wynosi 7.200 tys. zł. i dzieli się na 3.600.000 sztuk akcji o wartości nominalnej 2 zł za jedną akcję.
W badanym okresie nie było zmian w wysokości kapitału zakładowego.
Na dzień 31.12.2006 akcjonariuszami jednostki dominującej posiadającymi powyżej 5% akcji byli:

Akcjonariusz	Liczba akcji	Procent kapitału	Liczba głosów	Procent głosów
Dorota Michalak-Kurzewska i Tomasz Kurzewski	1.836.000	51,00%	2.986.000	62,86%
Zygmunt Solorz-Żak wraz z podmiotami zależnymi, w tym część na rachunek banku powiernika EFG Bank S.A., EFG Bank S.A. z siedzibą w Zurychu posiada 437.499 akcji stanowiących 12,15% kapitału oraz 9,21% głosów*	464.000	12,89%	464.000	9,77%

** Stan akcji i liczba głosów podano zgodnie z ostatnimi oświadczeniami otrzymanymi w dniu 25.02.2005 i 2.03.2005*

Kapitał własny Grupy Kapitałowej na dzień 31.12.2006 wynosi 83.000 tys. zł.

1.8 Zarząd Spółki

W skład Zarządu jednostki dominującej na dzień 31.12.2006 roku wchodzili::
- Tomasz Kazimierz Kurzewski– Prezes Zarządu;
- Dorota Małgorzata Michalak Kurzewska– Wiceprezes Zarządu;
- Paweł Jarosław Tobiasz– Członek Zarządu;
- Grażyna Anna Gołębiowska – Członek Zarządu.

Z dniem 28 lutego 2006 roku pan Okil Khamidov złożył rezygnację z pełnionej funkcji członka zarządu.

W dniu 14 marca 2007 roku na wniosek Prezesa Zarządu, został powołany przez Radę Nadzorczą na członka zarządu pan Maciej Grzywaczewski.*
**Do dnia wydania niniejszego raportu nie nastąpiły inne zmiany*

1.9 Rada Nadzorcza

W skład Rady Nadzorczej jednostki dominującej na dzień 31.12.2006 roku wchodzili::
- Marcin Maria Michalak – Przewodniczący Rady Nadzorczej
- Wiesława Maria Kurzewska – Członek Rady Nadzorczej
- Michał Kowalczewski – Członek Rady Nadzorczej
- Anna Maria Skowrońska – Członek Rady Nadzorczej
- Barbara Pietkiewicz – Członek Rady Nadzorczej

Pani Barbara Pietkiewicz została powołana na członka Rady Nadzorczej w dniu 25 maja 2006 roku.*
**Do dnia wydania niniejszego raportu nie nastąpiły inne zmiany*

1.10 Zatrudnienie

Średnioroczne zatrudnienie w Grupie Kapitałowej w roku 2006 wyniosło 27,37 osób.

2. Informacja o jednostkach wchodzących w skład Grupy Kapitałowej

Na dzień 31.12.2006 roku w skład Grupy Kapitałowej ATM GRUPA S.A. wchodziły następujące podmioty:

Jednostka dominująca:
- ATM GRUPA S.A.

Podmioty zależne:
- ATM Investment Sp. z o.o.
- ATM System Sp. z o.o.

W 4 sierpniu 2006 ATM GRUPA S.A. sprzedała udziały w spółce zależnej Tele Video Media Sp. z o.o.. Zarówno wynik na sprzedaży spółki Tele Video Media Sp. z o.o. jak i wynik netto przez nią wypracowany w okresie od 01.01.2006 do 03.08.2006 zostały uwzględnione w skonsolidowanym sprawozdaniu finansowym.

W grupie kapitałowej nie występują podmioty współzależne czy stowarzyszone.

2.1 Jednostka dominująca

ATM GRUPA S.A.

Siedziba	-	ul. Błękitna 3, 55-040 Kobierzyce, Bielany Wrocławskie.
Przedmiot działalności		• Działalność związana z kultura, rekreacją i sportem, • Działalność wydawnicza, poligrafia i reprodukcja zapisanych nośników informacji, • Produkcja sprzętu i urządzeń radiowych i telewizyjnych i telekomunikacyjnych, • Badania i analizy techniczne, • Reklama,
Charakter powiązania kapitałowego	-	spółka dominująca
Data sporządzenia sprawozdania finansowego	-	31.12.2006 r.
Okres objęty sprawozdaniem finansowym	-	1.01.2006 – 31.12.2006
Suma bilansowa (tys. zł)	-	88.112
Wynik finansowy (tys. zł)	-	16.275
Zmiana stanu środków pieniężnych (tys. zł)	-	-5.211
Podmiot uprawniony do badania	-	BDO Numerica Sp. z o.o.

2.2 Podmioty zależne

ATM Investment Sp. z o.o.

Siedziba	- ul. Błękitna 3, 55-075 Kobierzyce, Bielany Wrocławskie.
Przedmiot działalności	• Wynajem nieruchomości; • Wynajem sprzętu; • Sprzedaż detaliczna artykułów nieżywnościowych w wyspecjalizowanych sklepach, gdzie indziej nie sklasyfikowana; • Wykonywanie robót ogólnobudowlanych; • Rozbiórka, burzenia obiektów budowlanych, roboty ziemne; • Wykonywanie robót budowlanych w zakresie montażu, wznoszenia budynków, budowli z elementów prefabrykowanych; • Wykonywanie instalacji elektrycznych budynków i budowli; • Postprodukcja i montaż; • Reklama;
Charakter powiązania kapitałowego	- Jednostka zależna
Metoda konsolidacji	- Pełna
Struktura własności udziałów	- 100% udziałów posiada ATM GRUPA S.A.
Data sporządzenia sprawozdania finansowego	- 31.12.2006
Okres objęty sprawozdaniem finansowym	- 1.01.2006 – 31.12.2006
Suma bilansowa (tys. zł)	- 16.257
Wynik finansowy (tys. zł)	- 1.592
Zmiana stanu środków pieniężnych (tys. zł)	- -520
Podmiot uprawniony do badania	- Zgodnie z Ustawą o rachunkowości jednostka nie podlega obowiązkowi badania

ATM System Sp. z o.o.

Siedziba	-	ul. Błękitna 3, 55-075 Kobierzyce, Bielany Wrocławskie.
przedmiot działalności		• Produkcja filmów i nagrań video; • Rozpowszechnianie filmów i nagrań video; • Projekcja filmów; • Działalność radiowa i telewizyjna; • Wydawanie nagrań dźwiękowych; • Pozostała działalność rozrywkowa, gdzie indziej nie sklasyfikowana; • Reprodukcja nagrań video; • Reprodukcja nagrań dźwiękowych; • Wynajem samochodów osobowych; • Sprzedaż hurtowa maszyn i urządzeń biurowych;
Charakter powiązania kapitałowego	-	Jednostka zależna
Metoda konsolidacji	-	Pełna
Struktura własności udziałów	-	100% udziałów posiada ATM GRUPA S.A.
Data sporządzenia sprawozdania finansowego	-	31.12.2006
Okres objęty sprawozdaniem finansowym	-	1.01.2006 – 31.12.2006
Suma bilansowa (tys. zł)	-	21.214
Wynik finansowy (tys. zł)	-	1.890
Zmiana stanu środków pieniężnych (tys. zł)	-	6
Podmiot uprawniony do badania	-	Zgodnie z Ustawą o rachunkowości jednostka nie podlega obowiązkowi badania

Tele Video Media Spółka z o.o.

Zgodnie z umową z dnia 4.08.2006r. Spółka Tele Video Media Spółka z o.o. została sprzedana. Na dzień 03.08.2006r. został sporządzony bilans Spółki Tele Video Media Sp. z o. o., który wykazał następujące pozycje:

- strata netto za okres 1.01 – 3.08.2006r. w wysokości: 961 tys. zł.;
- aktywa netto na dzień 3.08.2006r. w wysokości -226 tys. zł.

2.5 Jednostki wyłączone z konsolidacji

Wszystkie jednostki zostały objęte konsolidacją.

3. Dane identyfikujące zbadane skonsolidowane sprawozdanie finansowe

Przedmiotem badania było skonsolidowane sprawozdanie finansowe grupy kapitałowej ATM GRUPA S.A. sporządzone według MSSF za okres od 1.01.2006 do 31.12.2006 roku obejmujące:

- wprowadzenie do skonsolidowanego sprawozdania finansowego;
- skonsolidowany bilans sporządzony na dzień 31.12.2006 roku, który po stronie aktywów i pasywów wykazuje sumę 98.741 tys. złotych;

- skonsolidowany rachunek zysków i strat za okres od dnia 1.01.2006 roku do dnia 31.12.2006 roku wykazujący zysk netto w wysokości 19.825 tys. złotych;
- zestawienie zmian w skonsolidowanym kapitale własnym wykazujące wzrost kapitału własnego o kwotę 10.321 tys. złotych;
- skonsolidowany rachunek przepływów pieniężnych wykazujący zmniejszenie stanu środków pieniężnych netto w okresie od dnia 1.01.2006 roku do dnia 31.12.2006 roku o kwotę 6.215 tys. złotych;
- dodatkowe informacje i objaśnienia.

oraz załączone sprawozdanie zarządu z działalności

4. Dane identyfikujące podmiot uprawniony i biegłego rewidenta przeprowadzającego Badanie

BDO Numerica Sp. z o.o. z siedzibą w Warszawie ul. Postępu 12 Oddział w Warszawie jest podmiotem uprawnionym do badania sprawozdań finansowych, wpisanym na listę pod nr 523.

Badanie przeprowadzono na podstawie umowy podpisanej przez BDO Numerica dnia 12 lipca 2006r., w siedzibie ATM GRUPA S.A. w dniach 26-30 marca oraz 2-6 kwietnia 2007 r. przez BDO Numerica Sp. z o.o. pod kierunkiem Marcina Jagodzińskiego - biegłego rewidenta nr ewid. 90042/7384.

Biegły rewident został wybrany na audytora ATM GRUPA S.A., przez Radę Nadzorczą ATM GRUPA S.A. w drodze uchwały.

Oświadczamy, że podmiot uprawniony BDO Numerica Sp. z o.o. oraz biegły rewident badający opisane sprawozdanie spełniają warunki do wyrażenia bezstronnej i niezależnej opinii o badanym sprawozdaniu - zgodnie z Art. 66 ust.1 i 2 ustawy o rachunkowości.

Spółka dominująca w czasie badania udostępniła biegłemu rewidentowi żądane dane i udzieliła informacji i wyjaśnień niezbędnych do przeprowadzenia badania oraz poinformowała o istotnych zdarzeniach, które nastąpiły po dacie bilansu, do dnia złożenia oświadczenia.
Biegły nie był ograniczony w doborze właściwych metod badania.

5. Informacje o skonsolidowanym sprawozdaniu finansowym według Międzynarodowych Standardów Sprawozdawczości Finansowej za rok poprzedni

Skonsolidowane sprawozdanie finansowe sporządzone zgodnie z ustawą o rachunkowości za okres 01.01.2005 – 31.12.2005 r. podlegało badaniu przez BDO Polska (obecnie Numerica) Sp. z o.o. i uzyskało opinię z badania bez zastrzeżeń.

II. ANALIZA FINANSOWA

Poniżej przedstawiono wybrane wielkości ze skonsolidowanego rachunku zysków i strat, skonsolidowanego bilansu oraz podstawowe wskaźniki finansowe.

1. Porównywalność danych

Poniżej przedstawiono wybrane wielkości z rachunku zysków i strat, bilansu oraz podstawowe wskaźniki finansowe. Dane te spełniają wymogi porównywalności.

2. Skonsolidowany bilans

	31.12.06	% sumy bilansowej	31.12.05	% sumy bilansowej	31.12.05	% sumy bilansowej
AKTYWA						
Aktywa trwałe	**37 951**	**38,4%**	**35 587**	**39,3%**	**35 605**	**45,2%**
Wartość firmy	18	-	18	-	540	0,7%
Wartości niematerialne i prawne	317	0,3%	277	0,3%	440	0,6%
Rzeczowe aktywa trwałe	32 691	33,1%	34 303	37,9%	33 824	43,0%
Nieruchomości inwestycyjne	4 083	4,1%	147	0,2%	0	-
Inwestycje w jednostkach stowarzyszonych	0	-	0	-	0	-
Aktywa z tytułu odroczonego podatku	761	0,8%	818	0,9%	801	1,0%
Inne długoterminowe rozliczenia międzyokresowe	0	-	6	-	0	-
Pozostałe aktywa trwałe	81	0,1%	18	-	0	-
Aktywa obrotowe	**60 790**	**61,6%**	**54 967**	**60,7%**	**43 138**	**54,8%**
Zapasy	5 805	5,9%	3 043	3,4%	2 404	3,1%
Należności z tytułu dostaw i usług oraz pozostałe naleznośći	37 272	37,7%	28 004	30,9%	13 880	17,6%
Inne krótkoterminowe aktywa finansowe	0	-	0	-	6 082	7,7%
Środki pieniężne i ich ekwiwalenty	17 469	17,7%	23 684	26,2%	20 519	26,1%
Pozostałe aktywa obrotowe	244	0,2%	236	0,3%	253	0,3%
SUMA AKTYWÓW	**98 741**	**100,0%**	**90 554**	**100,0%**	**78 743**	**100,0%**
PASYWA						
Kapitał własny	**83 000**	**84,1%**	**72 679**	**80,3%**	**63 507**	**80,7%**
Kapitał zakładowy	7 200	7,3%	7 200	8,0%	7 200	9,1%
Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej	42 407	42,9%	42 407	46,8%	42 407	53,9%
Kapitał z aktualizacji wyceny	0	-	0	-	0	0,0%
Niepodzielony wynik finansowy	33 393	33,8%	23 072	25,5%	13 900	17,7%
Zobowiązania długoterminowe i rezerwy	**1 314**	**1,3%**	**2 238**	**2,5%**	**3 239**	**4,1%**
Kredyty i pożyczki długoterminowe	0	-	0	-	1 327	1,7%
Zobowiązania finansowe	650	0,7%	1 337	1,5%	1 263	1,6%
Rezerwa z tytułu odroczonego podatku dochodowego	664	0,7%	901	1,0%	649	0,8%
Zobowiązania krótkoterminowe	**14 427**	**14,6%**	**15 637**	**17,3%**	**11 997**	**15,2%**
Zobowiązania z tytułu dostaw i usług oraz pozostałe zobowiązania	9 996	10,1%	10 959	12,1%	8 300	10,5%
Krótkoterminowe zobowiązania z tytułu podatku dochodowego	2 752	2,8%	1 382	1,5%	1 432	1,8%
Rezerwy krótkoterminowe	1 045	1,1%	592	0,7%	2 265	2,9%
Rozliczenia międzyokresowe	634	0,6%	2 704	3,0%	0	-
SUMA PASYWÓW	**98 741**	**100,0%**	**90 554**	**100,0%**	**78 743**	**100,0%**

3. Skonsolidowany rachunek zysków i strat

DZIAŁALNOŚĆ KONTYNUOWANA	Rok kończący się 31.12.06	Dynamika 2006/2005	Rok kończący się 31.12.05	Dynamika 2005/2004	Rok kończący się 31.12.04
Przychody z działalności operacyjnej	87 463	20,5%	72 562	37,9%	52 612
Koszt własny sprzedaży	56 367	8,4%	52 001	39,8%	37 196
Zysk (strata) brutto ze sprzedaży	31 096	51,2%	20 561	33,4%	15 416
Pozostałe przychody operacyjne	588	-37,0%	933	385,9%	192
Koszty sprzedaży	0	-	0	-	0
Koszty ogólnego zarządu	7 869	39,1%	5 656	4,7%	5 401
Pozostałe koszty operacyjne	667	-28,7%	935	115,4%	434
Zysk z działalności operacyjnej	**23 148**	55,3%	**14 903**	52,5%	**9 773**
Przychody finansowe	886	-15,5%	1 048	-53,8%	2 266
Koszty finansowe	266	-55,2%	594	-8,8%	651
Zysk/strata na zbyciu jednostki zależnej	1 867	-522,4%	-442	-	0
Zysk/strata brutto	**25 635**	71,9%	**14 915**	31,0%	**11 388**
Podatek dochodowy	4 857	62,7%	2 985	25,8%	2 372
Zysk (strata) z działalności kontynuowanej	**20 778**	74,2%	**11 930**	32,3%	**9 016**
DZIAŁALNOŚĆ ZANIECHANA	0	-	0	-	0
Strata z działalności zaniechanej	953	-	58	-	0
Zysk (strata) netto	**19 825**	67,0%	**11 872**	31,7%	**9 016**

4. Podstawowe wskaźniki finansowe

	01.01.06 – 31.12.06	01.01.05 – 31.12.05	01.01.04 – 31.12.04
Rentowność majątku			
wynik finansowy netto / suma aktywów	20,1%	13,1%	11,4%
Rentowność kapitału własnego			
wynik finansowy netto / kapitał własny	23,9%	16,3%	14,2%
Rentowność netto sprzedaży			
wynik finansowy netto / przychody ze sprzedaży produktów	22,7%	16,4%	17,1%
Wskaźnik płynności I			
aktywa obrotowe ogółem / zobowiązania krótkoterminowe	4,2	3,5	3,6
Wskaźnik płynności II			
aktywa obrotowe ogółem - zapasy / zobowiązania krótkoterminowe	3,8	3,3	3,4
Szybkość spłaty należności w dniach			
średni stan należności handlowych*)netto x 360 dni / przychody ze sprzedaży produktów	129	98	73
Szybkość spłaty zobowiązań w dniach			
średni stan zobowiązań handlowych*) x 360 dni / koszty operacyjne	29	24	72
Szybkość obrotu zapasów			
średni stan zapasów*) x 360 dni / koszt własny sprzedaży	28	19	14
Wartość księgowa na jedną akcję			
kapitał własny / liczba akcji	23,06	20,19	17,64
Wynik finansowy na jedną akcję			
wynik finansowy za ostatnie 12 miesięcy / liczba akcji	5,51	3,30	2,50

*) średni stan dla poszczególnych okresów wyliczono jako średnią arytmetyczną poszczególnych pozycji na pierwszy i ostatni dzień roku obrotowego.

5. Interpretacja wskaźników i ogólna sytuacja ekonomiczna

W strukturze bilansu nie było znaczących zmian pomiędzy majątkiem trwałym a majątkiem obrotowym w porównaniu do roku poprzedniego.
Na dzień 31.12.2006 majątek obrotowy stanowi 61,6% sumy bilansowej a w roku kończącym się 31.12.2005 wynosił 60,7%. Główną przyczyną wzrostu aktywów obrotowych było zwiększenie należności związane ze wzrostem sprzedaży oraz wzrostem wartości zapasów związanym z realizacją produkcji kinowej i telewizyjnej.

Grupę cechuje stabilna struktura finansowania. W strukturze pasywów na dzień 31.12.2006 pozycją dominującą były kapitały własne, które ponad pięciokrotnie przewyższały wartość zobowiązań i rezerw.

W roku 2006 Grupa wygenerowała wyższy zysk na sprzedaży w porównaniu z rokiem 2005 o 67,0%. Wzrost ten spowodowany był wzrostem obrotów o 20,5% oraz nieproporcjonalnym wzrostem kosztów produkcji tj. 8,4%. W roku 2006 wzrosły koszty ogólnego zarządu z poziomu 5.656 tys. zł do 7.869 tys. zł, tj. o 39,1%.

W roku 2006 jednostka dominująca dokonała sprzedaży udziałów podmiotu Tele Video Media Sp. z o. o., w wyniku której odnotowano zysk netto w wysokości 1,867 tys. zł.

W wyniku wzrostu zysku netto i sumy bilansowej rentowność majątku Grupy określająca zdolność do wykorzystywania posiadanych zasobów do generowania zysków osiągnęła w roku 2006 wartość 20,1%, to jest wartość wyższą w porównaniu do roku 2005. Analogicznie do rentowności majątku poprawie uległy: wskaźnik rentowności kapitału własnego, z 16,3% w roku 2005 do 23,9% w roku 2006 oraz wskaźnik rentowności sprzedaży z 16,4% w 2005 roku do 22,7% w roku 2006.

Wskaźniki płynności kształtują się znacznie powyżej zalecanych norm.

W związku ze wzrostem zysku netto w roku 2006, wzrostowi uległy również wskaźniki wartości księgowej na jedną akcję oraz wyniku finansowego na jedną akcję.

W związku ze wzrostem skali działalności wzrostowi uległy należności, w szczególności należności szacunkowe. Wynikiem tego jest wzrost wskaźnika szybkości spłaty należności z 98 dni w roku 2005 do 129 dni w roku 2006. W wyniku wzrostu skali działalności zmianie uległy również inne wskaźniki. Wskaźnik rotacji zobowiązań pogorszył się i wynosi 29 dni w roku 2006 (w roku 2005 wynosił 24 dni). Podwyższeniu uległ wskaźnik rotacji zapasów (wzrost z 19 dni w roku 2005 do 28 dni w roku 2006).

Osiągnięte wyniki jak i ogólna sytuacja finansowa Spółki nie wskazują na zagrożenie kontynuacji działalności.

III CZĘŚĆ SZCZEGÓŁOWA RAPORTU

1. Zastosowane zasady konsolidacji sprawozdań finansowych

1.1 Zasady (polityka) rachunkowości

Opis zasad rachunkowości stosowanych przez Grupę Kapitałową został zamieszczony we Wprowadzeniu do Sprawozdania Finansowego.

1.2 Metody konsolidacji

W skonsolidowanym sprawozdaniu jednostki zależne zostały uwzględnione metodą pełną.

1.3 Zasady zastosowane do wyliczenia i odpisywania wartości firmy z konsolidacji oraz ujemnej wartości firmy z konsolidacji

Wg stanu na 31/12/2006 ATM GRUPA S.A. jest 100% właścicielem spółek zależnych, tj. ATM Investment Sp. z o.o., ATM System Sp. z o.o.
Wartość firmy na dzień 31.12.2006 wynosi 18 tys. złotych. Spółka nie dokonała odpisu wartości firmy ponieważ nie nastąpiła utrata jej wartości.

1.4 Metody konsolidacji kapitałów i ustalenie kapitałów mniejszości

Kapitałem podstawowym Grupy Kapitałowej jest kapitał podstawowy jednostki dominującej.

Do kapitału własnego Grupy Kapitałowej włączono tylko te części odpowiednich składników kapitału własnego jednostek zależnych, które powstały od dnia objęcia kontroli nad nimi przez jednostkę dominującą.

Spółki zależne są w 100% własnością ATM GRUPA S.A., wobec czego nie występują pozycje dotyczące udziałowców mniejszościowych w sprawozdaniu skonsolidowanym.

1.5 Zasady sporządzania skonsolidowanego sprawozdanie finansowego

Skonsolidowane sprawozdanie finansowe za okres od dnia 1 stycznia 2006 roku do dnia 31 grudnia 2006 roku sporządzone zostało zgodnie z MSSF.

Skonsolidowane sprawozdanie finansowe według MSSF sporządzone zostało na podstawie sprawozdań finansowych sporządzonych według MSSF jednostek wchodzących w skład Grupy Kapitałowej i zestawione w taki sposób, jakby grupa stanowiła jedną jednostkę.

Podmiot dominujący i podmioty zależne skonsolidowane zostały metodą pełną.

Spółki zależne są w 100% własnością ATM GRUPA S.A., wobec czego nie występują pozycje dotyczące udziałowców mniejszościowych w sprawozdaniu skonsolidowanym.

W sprawozdaniu skonsolidowanym dokonano korekt pozycji przychodów, kosztów i rozrachunków z tytułu transakcji zawartych pomiędzy spółką dominującą a spółkami zależnymi.

Skonsolidowany rachunek przepływów pieniężnych za rok 2006 zawiera sprawozdanie z przepływów pieniężnych jednostki dominującej oraz spółek zależnych z uwzględnieniem odpowiednich korekt konsolidacyjnych z tytułu transakcji wzajemnych.

Informacja dodatkowa do skonsolidowanego sprawozdania finansowego według MSSF zawiera istotne dane i objaśnienia niezbędne do rzetelnego i jasnego przedstawienia sytuacji majątkowej i finansowej oraz wyniku finansowego Grupy Kapitałowej.

Przedstawione w informacji dodatkowej skonsolidowanego sprawozdania finansowego zasady i metody wyceny aktywów i pasywów oraz pomiaru wyniku finansowego zgodne są z zasadami przyjętymi przez poszczególne jednostki wchodzące w skład Grupy Kapitałowej.

1.6 Dokumentacja konsolidacyjna

Jednostka dominująca sporządziła dokumentację konsolidacyjną obejmującą:
- sprawozdania finansowe jednostek objętych konsolidacją;
- zestawienie korekt i wyłączeń dokonanych podczas konsolidacji;
- obliczenie wartości godziwej aktywów netto jednostek podporządkowanych.

2. Wprowadzenie do skonsolidowanego sprawozdania finansowego oraz dodatkowe informacje i objaśnienia

ATM GRUPA S.A. sporządziła informację dodatkową obejmującą wprowadzenie do skonsolidowanego sprawozdania finansowego oraz dodatkowe informacje i objaśnienia. Dane zawarte w informacji dodatkowej zostały przedstawione kompletnie i prawidłowo.

3. Zestawienie zmian w skonsolidowanym kapitale własnym

Zestawienie zmian w skonsolidowanym kapitale własnym zostało sporządzone prawidłowo i wykazuje odpowiednie powiązanie ze skonsolidowanym bilansem oraz skonsolidowanym rachunkiem zysków i strat.

4. Skonsolidowany rachunek przepływów pieniężnych

Skonsolidowany rachunek przepływów pieniężnych sporządzony został poprzez:
- sumowanie odpowiednich pozycji rachunków przepływu środków pieniężnych jednostek zależnych objętych skonsolidowanym sprawozdaniem finansowym,
- dokonanie korekt konsolidacyjnych, polegających na wyłączeniu przepływów pieniężnych między jednostkami objętymi skonsolidowanym sprawozdaniem finansowym.

5. Oświadczenie kierownictwa jednostki dominującej

Kierownictwo jednostki dominującej ATM GRUPA S.A. złożyło pisemne oświadczenie o kompletnym ujęciu danych w księgach rachunkowych, wykazaniu wszelkich zobowiązań warunkowych oraz o istotnych zdarzeniach, które nastąpiły po dniu bilansowym.

Warszawa, 17 kwietnia 2007 roku

BDO Numerica Sp. z o.o.
ul. Postępu 12
02-676 Warszawa
Nr ewidencyjny 523

Biegły dokonujący badania:

Marcin Jagodziński
Biegły Rewident
nr ident. 90042/7384

Działający w imieniu BDO Numerica Sp z o.o.:

Hanna Sztuczyńska
Biegły Rewident
nr ident. 9269/6955
Członek Zarządu
BDO Numerica Sp. z o.o.

Spis załączników

Załącznik nr 1

Wg stanu na 31/12/2006 ATM GRUPA S.A. jest 100% właścicielem spółek ATM Investment Sp. z o.o., ATM System Sp. z o.o.

Wartość firmy w skonsolidowanym sprawozdaniu finansowym dotyczy spółki ATM System Sp. z o .o. i wynosi na dzień 31.12.2006 r. 18 tys. zł.

Zestawienie kontrolne - wynik finansowy Grupy Kapitałowej **Załącznik 2**

Wynik finansowy ATM Grupa S. A.	
* wynik finansowy ATM Grupa za rok 2006	**16 275**
Korekty	
* korekta przychodów z tytułu wzajemnej sprzedaży	-1 513
* korekta niezrealizowanej marży (ZSP)	-43
* korekta kosztów amortyzacji	-2
* korekta innych kosztów operacyjnych z tytułu wzajemnej sprzedaży	15 696
* korekta kosztów z odsetek od kredytu zaciągniętego od spółek zależnych	44
* korekta przychodów z odsetek od kredytu udzielonego spółkom zależnym	-404
* korekty pozostałe	-9
Korekty konsolidacyjne razem	**13 771**
Wynik finansowy ATM Investment Sp. z o. o.	
* wynik finansowy ATM Investment Sp. z o. o. za rok 2006	1 592
Korekty	
* korekta przychodów z tytułu wzajemnej sprzedaży	-2 588
* korekta kosztów amortyzacji	3
* korekta innych kosztów operacyjnych z tytułu wzajemnej sprzedaży	107
* korekta kosztów z tytułu odsetek	51
Korekty konsolidacyjne razem	**-2 428**
Wynik finansowy ATM System Sp. z o. o.	
* wynik finansowy ATM System Sp. z o. o. za rok 2006	1 890
Korekty	
* korekta przychodu z tytułu sprzedaży wzajemnej	-14 637
* korekta kosztów amortyzacji	40
* korekta innych kosztów operacyjnych z tytułu sprzedaży wzajemnej	2 934
* korekta przychodów z tytułu odsetek	-44
* korekta kosztów z tytułu odsetek	353
* inne korekty	6
Korekty konsolidacyjne razem	**-11 348**
Wynik finansowy Tele Video Media Sp. z o. o.	
* wynik finansowy Tele Video Media Sp. z o. o. za okres od 1 stycznia do 3 sierpnia 2006 roku	-961
Korekty	
* korekta przychodu z tytułu sprzedaży wzajemnej	-140
* korekta kosztów operacyjnych z tytułu wzajemnej sprzedaży	149
Korekty konsolidacyjne razem	9
Korekta wyniku dotycząca sprzedaży Tele Video Media	**1 026**
Wynik finansowy przed wyłączeniami konsolidacyjnymi	**18 796**

Korekty konsolidacyjne	**1 029**
Wynik finansowy Grupy Kapitałowej za rok 2006	**19 825**

Zestawienie kontrolne kapitałów na dzień 31.12.2006 **Załącznik 3**

Kapitały własne ATM Grupa S. A. na dzień 31.12.2006	**73 224**
Korekty	
* korekty lat ubiegłych	19 823
* korekta działki wniesionej aportem do ATM Investment Sp. z o. o.	-275
* korekta wyniku roku bieżącego	13 771
Korekty razem	**33 319**
Kapitały własne ATM Investment Sp. z o. o. na dzień 31.12.2006	**15 403**
Korekty	
* korekty lat ubiegłych	-8 391
* kapitał udziałowy przypadający na jednostkę dominującą	-10 000
* korekta wyniku roku bieżącego	-2 428
Korekty razem	-20 819
Kapitały własne ATM System Sp. z o. o. na dzień 31.12.2006	**14 974**
Korekty	
* korekty lat ubiegłych	-13 376
* kapitał udziałowy przypadający na jednostkę dominującą	-8 000
* korekta wyniku roku bieżącego	-11 348
Korekty razem	**-32 724**
Korekty kapitałowe związane z Tele Video Media Sp. z o. o.	
Korekty	
* korekta wyniku lat ubiegłych	6
* korekta wyniku roku bieżącego	9
Korekty razem	**14**
Korekty kapitałowe związane z TK3 Sp. z o. o.	**-391**
Kapitały własne Spółek łącznie przed korektami konsolidacyjnymi	**103 601**
Korekty konsolidacyjne	**-20 601**
Kapitał własny Grupy Kapitałowej na dzień 31.12.2006	**83 000**

Załącznik 4

Skonsolidowany rachunek zysków i strat za okres 01.01.2006-31.12.2006

	ATM Grupa S. A.	ATM Investment Sp. z o. o.	ATM System Sp. z o. o.	Tele Video Media Sp. z o. o.	Korekty konsolidacyjne	Skonsolidowane Aktywa
Przychody	79 339	9 831	17 032	-	- 18 739	**87 463**
Koszt własny sprzedaży i koszty ogólnego zarządu	60 600	7 821	14 552	-	- 18 736	**64 236**
Pozostałe przychody operacyjne	303	29	258	-	- 2	**588**
Pozostałe koszty operacyjne	584	23	61	-	-	**667**
Zysk (strata) na działalności operacyjnej	**18 459**	**2 016**	**2 678**	-	- **5**	**23 148**
Przychody finansowe	1 255	17	62	-	- 448	**886**
Koszty finansowe	220	58	436	-	- 448	**266**
Zysk na sprzedaży jednostek podporządkowanych	842	-	-	-	1 026	**1 867**
Zysk (strata) brutto	**20 336**	**1 975**	**2 304**	-	- **1 031**	**25 635**
Podatek dochodowy	4 061	383	414	-	-	**4 857**
Zysk (strata) netto	**16 275**	**1 592**	**1 890**	-	- **1 031**	**20 778**
Strata z działalności zaniechanej	-	-	-	**961**	- **9**	**953**
Zysk netto	**16 275**	**1 592**	**1 890**	- **961**	- **1 022**	**19 825**

Skonsolidowany bilans na dzień 31.12.2006 r.

Załącznik 5

	ATM Grupa S. A.	ATM Investment Sp. z o. o.	ATM System Sp. z o. o.	Tele Video Media Sp. z o. o.	Korekty konsolidacyjne	Skonsolidowane Aktywa
A k t y w a					-	
Aktywa trwałe	**29 547**	**14 474**	**16 578**	-	- 22 648	37 951
Wartość firmy	-	-	-	-	18	**18**
Inne wartości niematerialne i prawne	228	3	86	-	- 0	**317**
Rzeczowe aktywa trwałe	6 548	10 382	16 228	-	- 468	**32 691**
Nieruchomości inwestycyjne	18 096	4 083	-	-	- 18 096	**4 083**
Inwestycje w jednostkach stowarzyszonych	-	-	-	-	-	-
Inwestycje dostępne do sprzedaży	-	-	-	-	-	-
Aktywa z tytułu odroczonego podatku dochodowego	494	5	264	-	- 2	**761**
Inne długoterminowe rozliczenia międzyokresowe	-	-	-	-	-	-
Pozostałe aktywa trwałe	4 181	-	-	-	- 4 100	**81**
Aktywa obrotowe	**58 565**	**1 782**	**4 636**	**-**	**- 4 193**	**60 790**
Zapasy	5 613	168	79	-	- 55	**5 805**
Kwota brutto należna od zamawiających z tytułu prac wynikających z umów długoterminowych	-	-	-	-	-	-
Należności z tytułu dostaw i usług oraz pozostałe należności	36 571	1 262	3 578	-	- 4 138	**37 272**
Inne krótkoterminowe aktywa finansowe- lokaty	-	-	-	-	-	-
Środki pieniężne i ich ekwiwalenty	16 201	343	925	-	-	**17 469**
Pozostałe aktywa obrotowe	180	9	54	-	-	**244**
A k t y w a r a z e m	**88 112**	**16 257**	**21 214**	**-**	**- 26 841**	**98 741**

Skonsolidowany bilans na dzień 31.12.2006 r.

	ATM Grupa S. A.	ATM Investment Sp. z o. o.	ATM System Sp. z o. o.	Tele Video Media Sp. z o. o.	Korekty konsolidacyjne	Skonsolidowane Pasywa
P a s y w a						
Kapitał własny przypisany do podmiotu dominującego	**73 224**	**15 403**	**14 974**	-	**- 20 601**	**83 000**
Kapitał podstawowy	7 200	10 000	8 000	-	- 18 000	**7 200**
Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej	42 407	-	-	-	-	**42 407**
Kapitał z aktualizacji wyceny	275	-	-	-	- 275	-
Akcje własne	-	-	-	-	-	-
Pozostałe kapitały	-	-	-	-	-	-
Kapitał z transakcji zabezpieczających oraz z przeliczenia jednostek zagranicznych	-	-	-	-	-	-
Niepodzielony wynik finansowy	23 342	5 403	6 974	-	- 2 326	**33 393**
Zobowiązania długoterminowe i rezerwy	-	-	-	-	-	-
Kredyty i pożyczki długoterminowe	-	-	-	-	-	-
Rezerwa z tytułu odroczonego podatku dochodowego	592	26	48	-	- 2	**664**
Zobowiązania finansowe	191	-	459	-	-	**650**
Rezerwy długoterminowe	-	-	-	-	-	-
Zobowiązania długoterminowe razem	**783**	**26**	**507**	-	**- 2**	**1 314**
Zobowiązania krótkoterminowe	-	-	-	-	-	-
Zobowiązania z tytułu dostaw i usług oraz pozostałe zobowiązania	13 625	733	3 078	-	- 4 688	**12 748**
Rezerwy krótkoterminowe	479	10	556	-	-	**1 045**
Rozliczenia międzyokresowe	-	84	-	-	550	**634**
Zobowiązania krótkoterminowe razem	**14 105**	**827**	**3 634**	-	**- 4 138**	**14 427**
Zobowiązania razem	**14 888**	**853**	**4 140**	-	**- 4 141**	**15 741**
P a s y w a r a z e m	**88 112**	**16 257**	**19 114**	-	**- 24 741**	**98 741**

Załącznik 7

Skonsolidowany rachunek przepływów pieniężnych w 2006 roku

	01.01-31.12.2006	01.01-31.12.2005
Przepływy środków pieniężnych z działalności operacyjnej		
Zysk (strata) netto	16 275	9 522
Korekty	-8 903	-4 871
Amortyzacja	1 995	2 000
Zysk (strata) z tytułu różnic kursowych	0	77
Odsetki i udziały w zyskach (dywidendy)	-317	-592
Zysk (strata) z działalności inwestycyjnej	-875	853
Zmiana stanu rezerw	-316	-1 423
Zmiana stanu zapasów	-5 216	3 181
Zmiana stanu należności	-5 878	-14 615
Zmiana stanu zobowiązań krótkoterminowych (z wyjątkiem pożyczek i kredytów)	393	5 800
Zmiana stanu rozliczeń międzyokresowych	204	78
Inne korekty	0	0
Podatek dochodowy od zysku przed opodatkowaniem	4 067	2 048
Podatek dochodowy zapłacony	-2 960	-2 278
Przepływy środków pieniężnych z działalności operacyjnej	**7 372**	**4 651**
Otrzymane odsetki	393	617
Otrzymane dywidendy	0	64
Wpływy ze sprzedaży wartości niematerialnych i prawnych oraz rzeczowych aktywów trwałych	-258	3 512
Wpływy z aktywów finansowych- zwrot lokat	0	11 000
Wpływy ze sprzedaży udziałów	1 642	149
Inne wpływy inwestycyjne	4 911	2 620
Nabycie wartości niematerialnych i prawnych oraz rzeczowych aktywów trwałych	-2 500	-1 945
Nabycie udziałów jednostek zależnych	0	-3 354
Aktywa finansowe- lokaty	0	-5 000
Udzielone pożyczki długoterminowe	0	-2 500
Inne wydatki inwestycyjne	-6 843	-4 020
Przepływy środków pieniężnych z działalności inwestycyjnej	**-2 655**	**1 143**
Wpływy z emisji akcji	0	0
Inne wpływy finansowe	0	0
Dywidendy wypłacone na rzecz właścicieli	-9 504	-2 700
Płatności zobowiązań z tytułu umów leasingu finansowego	-370	-1 651
Spłaty kredytów i pożyczek	0	0
Spłata odsetek	-54	-50
Przepływy pieniężne netto z działalności finansowej	**-9 928**	**-4 401**
Wzrost/spadek netto stanu środków pieniężnych i ich ekwiwalentów	-5 211	1 393
Środki pieniężne i ich ekwiwalenty na początek roku	21 412	20 019
Środki pieniężne i ich ekwiwalenty na koniec roku	**16 201**	**21 412**

Zestawienie zmian w skonsolidowanym kapitale własnym w 2006 roku **Załącznik nr 8**

	Kapitał podstawowy	Pozostałe kapitały	Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej	Niepodzielny wynik finansowy	Kapitał własny razem
Saldo na 01.01.2005	7 200	275	42 407	9 749	59 631
Zmiany w kapitale własnym w okresie 01.01-31.12. 2005					
Ogólny zysk (strata) netto	7 200	275	42 407	19 271	69 153
Dywidendy	0	0	0	2 700	2 700
Emisja akcji	0	0	0	0	0
Wyemitowane opcje na akcje	0	0	0	0	0
Saldo na 31.12.2005	**7 200**	**275**	**42 407**	**16 571**	**66 453**
Zysk (Strata) netto za 01.01-31.12.2006	0	0	0	16 275	16 275
Ogólny zysk (strata) netto	7 200	275	42 407	32 846	82 728
Dywidendy	0	0	0	9 504	9 504
Emisja akcji	0	0	0	0	0
Wyemitowane opcje na akcje	0	0	0	0	0
Saldo na 31.12.2006	**7 200**	**275**	**42 407**	**23 342**	**73 224**

SKONSOLIDOWANE SPRAWOZDANIE FINANSOWE
GRUPY KAPITAŁOWEJ ATM GRUPA S.A.
WEDŁUG MSSF / MSR
ZA 2006 ROK

SPIS TREŚCI

OŚWIADCZENIE KIEROWNICTWA

Wedle naszej najlepszej wiedzy roczne skonsolidowane sprawozdanie finansowe i dane porównywalne sporządzone zostały zgodnie z obowiązującymi zasadami rachunkowości oraz odzwierciedlają w sposób rzetelny i jasny sytuację majątkową i finansową emitenta i jego wynik finansowy.
Sprawozdanie zarządu zawiera prawdziwy obraz rozwoju i osiągnięć oraz sytuacji emitenta w tym opis podstawowych ryzyk i zagrożeń.
Podmiot uprawniony do badania rocznego skonsolidowanego sprawozdania finansowego został wybrany zgodnie z przepisami prawa oraz podmiot i biegli rewidenci dokonujący badania skonsolidowanego sprawozdania finansowego spełniali warunki do wyrażenia bezstronnej i niezależnej opinii o badaniu, zgodnie z właściwymi przepisami prawa krajowego.

Podpisy Członków Zarządu

....

Tomasz Kurzewski – Prezes Zarządu

....

Dorota Michalak-Kurzewska
Wiceprezes Zarządu

....

Grażyna Gołębiowska - Członek Zarządu

....

Paweł Tobiasz – Członek Zarządu

....

Maciej Grzywaczewski- Członek Zarządu

SKONSOLIDOWANY RACHUNEK ZYSKÓW I STRAT (w tys. zł)	Nota	01.01-31.12.2006	01.01-31.12.2005
DZIAŁALNOŚĆ KONTYNUOWANA			
Przychody	1	87.463	72.562
Koszt własny sprzedaży	2	56.367	52.001
Zysk (strata) brutto ze sprzedaży		31.096	20.561
Pozostałe przychody operacyjne	1	588	933
Koszty sprzedaży		-	-
Koszty ogólnego zarządu		7.869	5.656
Pozostałe koszty operacyjne	2	667	935
Koszty restrukturyzacji		-	-
Udział w zyskach (stratach) netto jednostek stowarzyszonych		-	-
Zysk (strata) na działalności operacyjnej		23.148	14.903
Przychody finansowe	1,3	886	1.048
Koszty finansowe	4	266	594
Zysk/(Strata) na sprzedaży jednostek podporządkowanych	32	1.867	-442
Zysk (strata) brutto		25.635	14.915
Podatek dochodowy	5	4.857	2.985
Zysk (strata) z działalności kontynuowanej		20.778	11.930
DZIAŁALNOŚĆ ZANIECHANA	6	-	-
Strata z działalności zaniechanej		-953	-58
Zysk (strata) netto		**19.825**	**11.872**
Przypisany do			
podmiotu dominującego			
kapitałów mniejszości			
Średnia ważona liczba akcji zwykłych		3.600	3.600
Średnia ważona rozwodniona liczba akcji zwykłych		3.600	3.600
Działalność kontynuowana	8		
Zysk (strata) na jedną akcję zwykłą		5,77	3,31
- podstawowy		5,77	3,31
- rozwodniony		5,77	3,31
Działalność kontynuowana i zaniechana	8		
Zysk (strata) na jedną akcję zwykłą		5,51	3,30
- podstawowy		5,51	3,30
- rozwodniony		5,51	3,30

SKONSOLIDOWANY BILANS
(w tys. zł)

	Nota	31.12.2006	31.12.2005
A k t y w a			
Aktywa trwałe			
Wartość firmy	9	18	18
Inne wartości niematerialne i prawne	10	317	277
Rzeczowe aktywa trwałe	11	32.691	34.303
Nieruchomości inwestycyjne		4.083	147
Inwestycje w jednostkach stowarzyszonych	13	-	-
Inwestycje dostępne do sprzedaży	14		
Aktywa z tytułu odroczonego podatku dochodowego		761	818
Inne długoterminowe rozliczenia międzyokresowe		-	6
Pozostałe aktywa trwałe		81	18
		37.951	35.587
Aktywa obrotowe			
Zapasy	15	5.805	3.043
Kwota brutto należna od zamawiających z tytułu prac wynikających z umów długoterminowych		-	-
Należności z tytułu dostaw i usług oraz pozostałe należności	17	37.272	28.004
Inne krótkoterminowe aktywa finansowe- lokaty		-	-
Środki pieniężne i ich ekwiwalenty	18	17.469	23.684
Pozostałe aktywa obrotowe		244	236
		60.790	54.967
A k t y w a r a z e m		**98.741**	**90.554**

SKONSOLIDOWANY BILANS (ciąg dalszy)

	Nota	31.12.2006	31.12.2005
P a s y w a			
Kapitał własny przypisany do podmiotu dominującego			
Kapitał podstawowy	26	7.200	7.200
Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej	27	42.407	42.407
Kapitał z aktualizacji wyceny	28	-	-
Akcje własne	29	-	-
Pozostałe kapitały		-	-
Kapitał z transakcji zabezpieczających oraz z przeliczenia jednostek zagranicznych	30	-	-
Niepodzielony wynik finansowy	31	33.393	23.072
Kapitały mniejszościowe		-	-
Kapitał własny razem		83.000	72.679
Zobowiązania długoterminowe i rezerwy			
Kredyty i pożyczki długoterminowe	19	-	-
Rezerwa z tytułu odroczonego podatku dochodowego	22	664	901
Zobowiązania finansowe		650	1.337
Rezerwy długoterminowe		-	-
Zobowiązania długoterminowe razem		1.314	2.238
Zobowiązania krótkoterminowe			
Zobowiązania z tytułu dostaw i usług oraz pozostałe zobowiązania		9.996	10.959
Kredyty i pożyczki krótkoterminowe		-	-
Krótkoterminowa część kredytów i pożyczek długoterminowych		-	-
Krótkoterminowe zobowiązania z tytułu podatku dochodowego		2.752	1.382
Rezerwy krótkoterminowe	25	1.045	592
Rozliczenia międzyokresowe		634	2.704
Zobowiązania krótkoterminowe razem		14.427	15.637
Zobowiązania razem		15.741	17.875
P a s y w a r a z e m		**98.741**	**90.554**

Wartość księgowa	83.000	72.679
Liczba akcji	3.600	3.600
Wartość księgowa na jedną akcję	23,06	20,19
Rozwodniona liczba akcji	3.600	3.600
Rozwodniona wartość księgowa na jedną akcję	23,06	20,19

RACHUNEK ZMIAN W SKONSOLIDOWANYM KAPITALE WŁASNYM (w tys. zł)

	Kapitał podstawowy	Pozostałe kapitały	Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej	Niepodzielny wynik finansowy	Kapitał własny razem
Zmiany w kapitale własnym w okresie 01.01-31.12. 2005	-	-	-	-	-
Saldo na 01.01.2005	7.200	-	42.407	13.900	63.507
Zysk (strata) netto za 01.01-31.12.2005 r.	-	-	-	11.872	11.872
Ogólny zysk (strata) netto	7.200	-	42.407	25.772	75.379
Dywidendy		-	-	2.700	2.700
Emisja akcji	-	-	-	-	.
Wyemitowane opcje na akcje		-	-	-	
Saldo na 31.12.2005	**7.200**	**-**	**42.407**	**23.072**	**72.679**
Zmiany w kapitale własnym w okresie 01.01-31.12.2006					
Saldo na 01.01.2006 r.	7.200	-	42.407	23.072	72.679
Zysk (Strata) netto za 01.01-31.12.2006	-	-	-	19.825	19.825
Ogólny zysk (strata) netto	7.200	-	42.407	42.897	92.504
Dywidendy	-	-	-	9.504	9.504
Emisja akcji	-	-	-		
Wyemitowane opcje na akcje	-	-	-		
Saldo na 31.12.2006	**7.200**	**-**	**42.407**	**33.393**	**83.000**

SKONSOLIDOWANY RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH (w tys. zł)	**Nota**	**01.01-31.12.2006**	**01.01-31.12.2005**
Przepływy środków pieniężnych z działalności operacyjnej			
Zysk (strata) netto		19.825	11.872
Korekty:		-5.696	-1.415
Udział w zyskach (stratach) netto jednostek stowarzyszonych		-	-
Amortyzacja		5.615	5.031
Utrata wartości firmy		-	-
Zyski (straty) z wyceny nieruchomości inwestycyjnych według wartości godziwej		-	-
Odpis ujemnej wartości firmy w rachunek zysków i strat za rok bieżący		-	-
Zyski (straty) z wyceny instrumentów pochodnych		-	-
Zyski (straty) z tytułu różnic kursowych		-	92
Zysk (strata) na inwestycjach		-1.076	875
Odsetki i udziały w zyskach		158	-70
Zmiana stanu rezerw		211	-1.422
Zmiana stanu zapasów		-2.763	1.177
Zmiana stanu należności		-6.254	-14.348
Zmiana stanu zobowiązań krótkoterminowych, z wyjątkiem pożyczek i kredytów		566	4.888
Zmiana stanu rozliczeń międzyokresowych		-2.558	2.583
Inne korekty		-966	-163
Podatek dochodowy od zysku przed opodatkowaniem		5.043	2.738
Podatek dochodowy zapłacony		-3.672	-2.796
Przepływy pieniężne netto z działalności operacyjnej		**14.129**	**10.457**
Przepływy środków pieniężnych z działalności inwestycyjnej			
Otrzymane odsetki		-	326
Dywidendy otrzymane od jednostek stowarzyszonych		-	-
Dywidendy otrzymane z tytułu inwestycji dostępnych do sprzedaży		-	-
Wpływy ze sprzedaży inwestycji przeznaczonych do obrotu		-	-
Wpływy ze sprzedaży jednostki zależnej		1.642	149
Wpływy ze sprzedaży wartości niematerialnych i prawnych oraz rzeczowych aktywów trwałych		227	1.235
Z aktywów finansowych- zwrot lokat		-	11.000
Inne wpływy inwestycyjne		11	
Wpływy ze sprzedaży nieruchomości inwestycyjnych		-	-
Nabycie inwestycji przeznaczonych do obrotu		-	-
Nabycie inwestycji dostępnych do sprzedaży		-	-
Nabycie jednostki zależnej		-	-114
Nabycie wartości niematerialnych i prawnych oraz rzeczowych aktywów trwałych		-5.455	-8.353
Nabycie nieruchomości inwestycyjnych		-3.537	-
Nabycie aktywów finansowych w jednostce stowarzyszonej		-	-
Na aktywa finansowe w pozostałych jednostkach - lokaty		-	-5.000
Inne wydatki inwestycyjne		-2.897	-400
Przepływy pieniężne netto z działalności inwestycyjnej		**-10.009**	**-1.157**

SKONSOLIDOWANY RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH (ciąg dalszy)	Nota	01.01-31.12.2006	01.01-31.12.2005
Przepływy środków pieniężnych z działalności finansowej			
Wpływy netto z emisji akcji (wydania udziałów) i innych instrumentów kapitałowych oraz dopłat do kapitału		-	-
Wpływy z tytułu zaciągnięcia kredytów i pożyczek		150	500
Emisja dłużnych papierów wartościowych oraz papierów wartościowych z możliwością zamiany na akcje		-	-
Dywidendy i inne wypłaty na rzecz właścicieli		-9.504	-2.700
Inne wpływy finansowe		-	-
Spłaty kredytów i pożyczek		-	-1.672
Wykup dłużnych papierów wartościowych			
Płatności zobowiązań z tytułu umów leasingu finansowego		-729	-1.991
Spłata odsetek		-153	-174
Inne wydatki finansowe		-99	-98
Przepływy pieniężne netto z działalności finansowej		**-10.335**	**-6.135**
Zwiększenie (zmniejszenie) netto stanu środków pieniężnych i ekwiwalentów środków pieniężnych		**-6.215**	**3.165**
Środki pieniężne i ich ekwiwalenty na początek okresu		23.684	20.519
Zmiana stanu środków pieniężnych z tytułu różnic kursowych			
Środki pieniężne i ich ekwiwalenty na koniec okresu		**17.469**	**23.684**

ZASTOSOWANE ZASADY RACHUNKOWOŚCI

Zgodność skonsolidowanego sprawozdania finansowego z MSSF

Skonsolidowane sprawozdanie finansowe grupy kapitałowej ATM GRUPA S.A. obejmujące spółkę dominującą ATM GRUPA S.A. i podmioty wobec niej zależne, sporządzone zostało zgodnie z zasadami Międzynarodowych Standardów Sprawozdawczości Finansowej (MSSF), które zostały zatwierdzone przez Unię Europejską.
Podmiot dominujący grupy kapitałowej ATM GRUPA S.A. z siedzibą w BIELANACH WROCŁAWSKICH, UL.BŁĘKITNA 3 prowadzi działalność na terytorium Polski, na podstawie Kodeksu Spółek Handlowych, w oparciu o wpis do Sądu Rejestrowego nr 0000157203.

Nadrzędne zasady rachunkowości

Jednostka stosuje nadrzędne zasady wyceny oparte na historycznej cenie nabycia, zakupu lub wytworzenia.
Skonsolidowane sprawozdanie zostało sporządzone przy założeniu kontynuacji działalności gospodarczej grupy kapitałowej ATM GRUPA S.A.
Walutą prezentacji jest zł, a prezentowane dane są w tysiącach złotych.

Zasady konsolidacji

Skonsolidowane sprawozdanie finansowe obejmuje sprawozdanie jednostki dominującej – ATM GRUPA S.A. - oraz sprawozdania spółek zależnych, sporządzone na 31 grudnia 2006 r.

Jednostki zależne

Na dzień nabycia aktywa i pasywa nabywanej spółki zależnej wyceniane są według ich wartości. Nadwyżka ceny nabycia nad wartością godziwą nabytych aktywów netto stanowi wartość firmy. Nadwyżka przejętych wartości aktywów netto wyrażonych w wartościach godziwych, ujmowana jest w rachunku zysków i strat roku obrachunkowego, w którym miało miejsce nabycie.
Sprzedane w roku obrachunkowym spółki zależne podlegają konsolidacji od początku roku obrachunkowego do dnia sprzedaży. Skutki finansowe nabycia i sprzedaży spółki zależnej przedstawia nota nr 32 do skonsolidowanego sprawozdania finansowego.
Ze skonsolidowanego sprawozdania finansowego wyłączone zostały wszelkie operacje finansowe pomiędzy jednostkami wchodzącymi w skład grupy kapitałowej. Eliminacji podlegają także wszelkie zyski i straty dotyczące operacji gospodarczej będącej w toku na dzień sporządzenia skonsolidowanego sprawozdania finansowego.

Wartość firmy

Wykazana jako składnik aktywów na dzień nabycia wartość firmy, stanowi nadwyżkę ceny nabycia nad wartością godziwą nabytych aktywów, pasywów i zobowiązań warunkowych jednostki zależnej. Wartość ta podlega corocznym testom na utratę wartości. Stwierdzona w wyniku przeprowadzonych testów utrata wartości ujmowana jest natychmiast w rachunku zysków i strat i nie podlega późniejszej korekcie.
W przypadku zbycia podmiotu zależnego wartość firmy podlega odpisaniu w rachunek zysków i strat.
Wykazana w sprawozdaniu finansowym wartość firmy dotycząca transakcji nabyć udziałów w podmiotach zależnych, jakie wystąpiły przed dniem przejścia na raportowanie według wymogów MSSF podlega testom na utratę wartości przeprowadzonym na dzień przejścia na raportowanie zgodne z MSSF.
Nadwyżka nabytych aktywów netto nad ceną nabycia odnoszona jest w rachunek zysków i strat roku obrachunkowego, w którym nastąpiło nabycie.

Koszty finansowania zewnętrznego

Koszty finansowania zewnętrznego, bezpośrednio związane z nabyciem, budową lub kosztem wytworzenia odpowiedniego aktywu wymagającego długiego okresu czasu przygotowania do użytkowania powiększają wartość początkową danego składnika, przez okres jego przygotowania.
Odnoszone na powiększenie wartości początkowej danego składnika koszty finansowania zewnętrznego pomniejszane są o uzyskane przychody, wynikające z tymczasowego zainwestowania środków przeznaczonych na wytworzenie tego składnika.
Wszelkie pozostałe koszty finansowania zewnętrznego są odnoszone bezpośrednio na rachunek zysków i strat.

Sprawozdawczość dotycząca segmentów działalności

Grupa realizuje przychody głównie ze sprzedaży produkcji filmowo-telewizyjnej. Ze względu na rodzaj prowadzonej działalności nie wyodrębnia się podziału na segmenty geograficzne. Nie dokonuje się również podziału na segmenty branżowe, ponieważ udział pozostałej działalności w przychodach jest nieistotny.
Podział przychodów na sprzedaż produkcji filmowej i pozostałą sprzedaż zaprezentowano w nocie nr 1.

Aktywa trwałe przeznaczone do sprzedaży i działalność w trakcie zaniechania

Aktywa trwałe dostępne do sprzedaży i działalność zaniechana stanowią zakwalifikowane do tej kategorii aktywa lub ich grupy i ujmowane są w sprawozdaniu finansowym w kwocie niższej od ich wartości bilansowej lub wartości godziwej pomniejszonej o koszty sprzedaży.
Warunkiem zaliczenia aktywów do tej grupy stanowi aktywne poszukiwanie nabywcy przez kierownictwo jednostki oraz wysokie prawdopodobieństwo zbycia tych aktywów w ciągu jednego roku od daty ich zakwalifikowania a także dostępność tych aktywów do natychmiastowej sprzedaży.

Rzeczowe aktywa trwałe

Rzeczowe aktywa trwałe stanowiące budynki, maszyny i urządzenia wykorzystywane w procesie produkcji i świadczeniu usług lub w celach administracyjnych, wycenione zostały na dzień bilansowy według ceny nabycia lub kosztu wytworzenia, pomniejszone o umorzenie i odpisy aktualizujące z tytułu utraty wartości.
Środki trwałe umarzane są według metody liniowej lub degresywnej, według przewidywanego okresu użytkowania dla poszczególnej grupy rodzajowej. Metoda degresywna może mieć zastosowanie dla nowych i własnych maszyn i urządzeń, zaliczonych do grupy od 4-6 i 8 KŚT.

Zastosowane stawki umorzeniowe dla poszczególnych grup rodzajowych składników majątku trwałego są następujące:

- Budynki i budowle 2,5- 10 %
- Maszyny, urządzenia, środki transportu i pozostałe środki trwałe 10 - 40%

Środki trwałe umarzane są od momentu przyjęcia środka trwałego do eksploatacji. Grunty nie podlegają umorzeniu.
Nakłady na składniki rzeczowego majątku trwałego, które poprawiają użyteczność danego składnika aktywów (ulepszenie) podlegają aktywowaniu.
Nakłady ponoszone w celu utrzymania lub przywrócenia przyszłych korzyści ekonomicznych (remonty, naprawy) ujmowane są jako koszt w momencie ich poniesienia.
Aktywa trwałe będące przedmiotem leasingu finansowego zostały wykazane w bilansie na równi z pozostałymi składnikami majątku trwałego i podlegają umorzeniu według takich samych zasad. Wartość początkowa aktywów trwałych będących przedmiotem leasingu finansowego oraz korespondujących z nimi zobowiązań zostały ustalone w kwocie równej zdyskontowanej wartości przyszłych opłat leasingowych. Poniesione opłaty leasingowe w okresie sprawozdawczym zostały odniesione na zobowiązania z tytułu leasingu finansowego w wielkości równej ratom kapitałowym, nadwyżka będąca kosztami finansowymi obciążyła w całości koszty finansowe okresu.

Nieruchomości inwestycyjne

Utrzymywane przez grupę nieruchomości w celu osiągnięcia dochodów z dzierżawy lub przyrostu ich wartości wyceniane są według ceny nabycia (kosztu wytworzenia).

Wartości niematerialne i prawne

Wartości niematerialne i prawne nabyte od jednostki gospodarczej w ramach oddzielnej transakcji są aktywowane według ceny nabycia.
Spółka dokonuje odpisów amortyzacyjnych metodą liniową. Podstawą ustalenia wysokości odpisów amortyzacyjnych jest szacowany okres użytkowania Okres amortyzacji podlega weryfikacji na koniec każdego okresu obrotowego, przy czym nie może przekraczać 5 lat.

Utrata wartości rzeczowego majątku trwałego i wartości niematerialnych i prawnych z wyłączeniem wartości firmy

W przypadku wystąpienia przesłanek wskazujących na możliwość utraty wartości posiadanych składników rzeczowego majątku trwałego i wartości niematerialnych i prawnych, przeprowadzany jest test na utratę wartości a ustalone kwoty odpisów aktualizujących obniżają wartość bilansową aktywu, którego dotyczą i odnoszone są w rachunek zysków i strat.
Odpisy aktualizujące wartość aktywów podlegających uprzedniemu przeszacowaniu, korygują kapitał z aktualizacji wyceny do wysokości kwot ujętych w kapitale, a poniżej ceny nabycia odnoszone są w rachunek zysków i strat.
Wysokość odpisów aktualizujących ustala się jako nadwyżkę wartości bilansowej tych składników nad ich wartością odzyskiwalną. Wartość odzyskiwalna odpowiada wyższej z następujących wartości: ceny sprzedaży netto lub wartości użytkowej. Przy ustalaniu wartości użytkowej, szacowane przyszłe przepływy pieniężne są dyskontowane do wartości bieżącej przy zastosowaniu stopy dyskontowej brutto odzwierciedlającej aktualne ceny rynkowe wartości pieniądza w czasie oraz ryzyka związanego z danym składnikiem aktywów.
Dla składników aktywów, które samodzielnie nie generują przepływów pieniężnych, wartość odzyskiwalna szacowana jest w odniesieniu do ośrodków wypracowujących środki pieniężne.

Kwoty ujętych odpisów aktualizujących ulegają odwróceniu w przypadku ustąpienia przyczyn uzasadniających ich utworzenie. Skutki odwrócenia odpisów aktualizujących odnoszone są w rachunek zysków i strat za wyjątkiem kwot, uprzednio obniżających kapitał z aktualizacji wyceny, które korygują ten kapitał do wysokości dokonanych jego obniżeń.

Zapasy

Zapasy materiałów oraz zakupionych towarów są wycenione na dzień bilansowy według ceny zakupu lub kosztu wytworzenia, nie wyższej od możliwej do uzyskania ceny sprzedaży netto.
Jako metodę rozchodu zapasów jednostka przyjęła metodę - pierwsze weszło, pierwsze wyszło.
Jeżeli cena zakupu lub techniczny koszt wytworzenia zapasów jest wyższy niż przewidywana cena sprzedaży, jednostka dokonuje odpisów aktualizacyjnych, które korygują koszt własny sprzedaży. Cena sprzedaży netto jest to możliwa do uzyskania cena sprzedaży pomniejszona o koszty doprowadzenia zapasów do sprzedaży.
Produkty w toku wyceniane są w koszcie wytworzenia. Produkty w toku zaliczane są do aktywów, przez okres nie dłuższy niż 5 lat, jeżeli prawdopodobne jest w przyszłości pokrycie tych kosztów uzyskanymi przychodami. Nie odpisane po upływie tego okresu koszty wytworzenia zwiększają koszty operacyjne.

Należności z tytułu dostaw i usług oraz pozostałe należności

Należności z tytułu dostaw i usług, których termin zapadalności wynosi zazwyczaj 14 dni, są ujmowane według kwot pierwotnie zafakturowanych, z uwzględnieniem odpisów na nieściągalne należności. Odpisy aktualizujące nieściągalne należności oszacowywane są wtedy, jeżeli ściągnięcie pełnej kwoty należności przestaje być prawdopodobne. Kwoty utworzonych odpisów aktualizujących wartość należności odnoszone są w pozostałe koszty operacyjne.

Środki pieniężne i ich ekwiwalenty

Środki pieniężne i ekwiwalenty środków pieniężnych obejmują środki pieniężne w banku i kasie oraz lokaty krótkoterminowe o pierwotnym okresie zapadalności nie przekraczającym trzech miesięcy.

Kredyty i pożyczki oprocentowane

Kredyty i pożyczki oprocentowane klasyfikowane są w Grupie jako inne zobowiązania finansowe.
W momencie początkowego ujęcia, kredyty bankowe i pożyczki są w wartości otrzymanych środków pieniężnych, pomniejszone o koszty bezpośrednie pozyskania środków.
Koszty finansowe, łącznie z prowizjami płatnymi w momencie spłaty lub umorzenia oraz kosztami bezpośrednimi zaciągnięcia kredytów, ujmowane są w rachunku zysków i strat przy zastosowaniu metody efektywnej stopy procentowej i zwiększają wartość księgową z uwzględnieniem spłat dokonanych w bieżącym okresie

Rezerwy

Rezerwy tworzone są wówczas, gdy na Grupie ciąży obowiązek (prawny lub zwyczajowy) wynikający ze zdarzeń przeszłych i gdy prawdopodobne jest, że wypełnienie tego obowiązku spowoduje konieczność wypływu środków oraz można dokonać wiarygodnego oszacowania kwoty tego zobowiązania.

Świadczenia pracownicze

Grupa nie prowadzi odrębnego programu świadczeń pracowniczych poza obowiązkowymi. Ze względu na niski poziom zatrudnienia osób na podstawie umowy o pracę oraz młody wiek, Grupa nie tworzy rezerwy na odprawy emerytalno –rentowe, uznając ją za nieistotną.

Leasing

Umowy leasingu finansowego, które przenoszą na Grupę zasadniczo całe ryzyko i wszystkie pożytki wynikające z posiadania przedmiotu leasingu, są aktywowane na dzień rozpoczęcia leasingu według niższej z następujących dwóch wartości: wartości godziwej środka stanowiącego przedmiot leasingu lub wartości bieżącej minimalnych opłat leasingowych. Opłaty leasingowe są rozdzielane pomiędzy koszty finansowe i spłatę rat kapitałowych przy uwzględnieniu stałej stopy procentowej w odniesieniu do zobowiązania. Koszty finansowe są ujmowane bezpośrednio w rachunku zysków i strat.

Używane na podstawie umów leasingu finansowego środki trwałe podlegają amortyzacji według zasad używanych do własnych składników majątku. Jeżeli brak jest wiarygodnej pewności, że po zakończeniu umowy leasingu grupa otrzyma prawo własności, aktywa są amortyzowane w okresie krótszym spośród okresu leasingu i okresu ekonomicznej użyteczności.

Umowy leasingowe, zgodnie z którymi leasingodawca zachowuje zasadniczo całe ryzyko i wszystkie pożytki wynikające z posiadania przedmiotu leasingu, klasyfikowane są jako umowy leasingu operacyjnego. Opłaty leasingowe z tytułu leasingu operacyjnego odpisywane są w koszty rachunku zysków i strat metodą liniową przez okres trwania leasingu.

Przychody

Przychody ujmowane są w takiej wysokości, w jakiej jest prawdopodobne, że Grupa uzyska korzyści ekonomiczne związane z daną transakcją oraz gdy kwotę przychodów można wycenić w wiarygodny sposób. Następujące kryteria obowiązują przy ustalaniu przychodów:

Sprzedaż towarów
Przychody ujmowane są w momencie dostarczenia towarów i przekazania prawa własności.

Świadczenie usług
Przychody i koszty z tytułu świadczenia usług, objętych umową, których wynik można oszacować w sposób wiarygodny, uznaje się wg stopnia zaawansowania realizacji transakcji na dzień bilansowy. Stopień zaawansowania mierzony jest jako udział kosztów bezpośrednich transakcji, poniesionych na dany dzień do całości szacowanych kosztów transakcji.
Jeżeli Spółka nie jest w stanie wiarygodnie oszacować wyniku transakcji , to ujmuje przychody do wysokości poniesionych kosztów, które spodziewa się odzyskać.
Jeżeli istnieje prawdopodobieństwo, iż łączne koszty transakcji przekroczą łączne przychody, przewidywana strata ujmowana jest jako koszt okresu.

Przychody z działalności budowlanej
Przychody z działalności budowlanej (budowa domów jednorodzinnych) ustalane są na podstawie zawartych umów sprzedaży. Koszty sprzedanych usług są wstępnie ustalane na podstawie planowanego kosztorysu (jednak nie wyżej niż do wysokości poniesionych kosztów). Ostateczne rozliczenie kosztów następuje po zakończeniu całego zadania.

Przychody z tytułu odsetek, tantiem i dywidend
Przychody powstające w wyniku użytkowania przez inne podmioty aktywów jednostki, przynoszące odsetki, tantiemy i dywidendy ujmuje się następująco:
- odsetki ujmuje się sukcesywnie w miarę upływu czasu,
- tantiemy ujmuje się w oparciu o zasadę memoriałową, zgodnie z postanowieniami umowy,
- dywidendy ujmuje się w momencie ustalenia praw udziałowców do ich otrzymania.

Dotacje państwowe

Dotacje państwowe ujmowane są w sprawozdaniu finansowym, kiedy zachodzi wystarczająca pewność, iż jednostka spełnia warunki związane z dotacjami oraz, że dotacje będą otrzymane. Dotacje są ujmowane w sprawozdaniu finansowym w sposób zapewniający współmierność z odnośnymi kosztami, które dotacje mają w zamierzeniu kompensować.

Podatek dochodowy

Obciążenia podatkowe zawierają bieżące opodatkowanie podatkiem dochodowym od osób prawnych i zmianę stanu rezerw lub aktywów z tytułu odroczonego podatku dochodowego.
Bieżące zobowiązania podatkowe zostały ustalone na podstawie aktualnie obowiązujących przepisów podatkowych i ustalonego dochodu do opodatkowania.
Spółka tworzy rezerwę i ustala aktywa z tytułu odroczonego podatku dochodowego, w związku z przejściowymi różnicami między wykazywaną w księgach rachunkowych wartością aktywów i pasywów a ich wartością podatkową oraz stratą podatkową możliwą do odliczenia w przyszłości.
Aktywa z tytułu odroczonego podatku dochodowego ustala się w wysokości kwoty przewidzianej w przyszłości do odliczenia od podatku dochodowego, w związku z ujemnymi różnicami przejściowymi, które spowodują w przyszłości zmniejszenie podstawy obliczenia podatku dochodowego oraz straty podatkowej możliwej do odliczenia, ustalonej przy uwzględnieniu zasady ostrożności.
Rezerwę z tytułu odroczonego podatku dochodowego tworzy się w wysokości kwoty podatku dochodowego, wymagającej w przyszłości zapłaty, w związku z występowaniem dodatnich różnic przejściowych, to jest różnic, które spowodują zwiększenie podstawy obliczenia podatku dochodowego w przyszłości.
Rezerwy i aktywa z tytułu odroczonego podatku dochodowego, dotyczące operacji rozliczanych z kapitałem (funduszem) własnym, odnosi się również na kapitał (fundusz) własny.
Odroczony podatek dochodowy jest obliczany na podstawie stawek podatkowych, które według przewidywań kierownictwa będą obowiązywały w okresie, gdy składnik aktywów zostanie zrealizowany lub rezerwa rozwiązana, przyjmując za podstawę stawki podatkowe prawnie lub faktycznie obowiązujące na dzień bilansowy.

Zasady przeliczeń sprawozdań finansowych na EURO

Podstawowe pozycje skonsolidowanego bilansu, skonsolidowanego rachunku zysków i strat oraz rachunku przepływu środków pieniężnych ze skonsolidowanego sprawozdania finansowego przeliczono na EURO zgodnie ze wskazaną obowiązującą zasadą przeliczenia.

- bilans według kursu obowiązującego na ostatni dzień okresu,
- rachunek zysków i strat oraz sprawozdanie z przepływu środków pieniężnych według średnich kursów w okresie.

Przeliczenia dokonano przez podzielenie wartości wyrażonych w tysiącach złotych przez kurs wymiany.

Nota 1. Przychody

Analiza grupy przychodów:

	01.01-31.12.2006	01.01-31.12.2005
przychody ze sprzedaż produktów	84.901	66.685
- w tym przychody szacowane	15.459	8.088
Przychody ze sprzedaży towarów i materiałów	34	2.866
przychody z tytułu najmu i inne	2.528	3.011
pozostałe przychody operacyjne	588	933
Przychody finansowe	886	1.048

Nota 1a. Przychody szacowane

Podstawą do obliczenia szacowanych przychodów ze sprzedaży są szczegółowe budżety poszczególnych produkcji, sporządzone zgodnie z najlepszą wiedzą i doświadczeniem Spółki

Podstawowe dane dotyczące szacowanych przychodów	01.01-31.12.2006	01.01-31.12.2005
Koszty poniesione	19.959	10.322
Koszty planowane	30.557	16.716
Wskaźnik zaawansowania (w %)	65,3	61,8
Przychody zafakturowane	11.899	7.532
Przychody szacunkowe	15.459	8.088
Przychody do rozpoznania w następnych okresach sprawozdawczych	16.405	8.486

Nota 1b. Przychody z działalności budowlanej

Od 2005 roku ATM GRUPA S.A. uzyskuje przychody z działalności budowlanej, tj. sprzedaży domów jednorodzinnych.
Podstawowe dane dotyczące tej działalności były następujące:

	2006	2005
- przychody	6.511	259
- koszty	4.657	239
- produkcja w toku	166	824
- otrzymane zaliczki (stan na 31/12)	84	2.704

Ze względu na to, że przychody z działalności budowlanej stanowią mniej niż 10 % łącznych przychodów, zgodnie z MSR 14 ATM GRUPA S.A. nie ma obowiązku sporządzania sprawozdawczości dotyczącej tego segmentu.

Nota 2. Koszty działalności operacyjnej oraz pozostałe koszty operacyjne

	01.01-31.12.2006	01.01-31.12.2005
Zysk/strata netto z tytułu różnic kursowych	-	-
Koszty prac badawczo – rozwojowych	-	-
Dotacje państwowe pokrywające koszty szkoleń	-	-
Amortyzacja rzeczowego majątku trwałego	5.557	5.028
Amortyzacja wewnętrznie wytworzonych wartości niematerialnych przypisana do pozostałych kosztów operacyjnych	-	-
Wzrost/spadek wartości godziwej inwestycji	-	-
Koszt własny sprzedanych zapasów	20	2.659
Odpisy aktualizujące wartość zapasów	-	-
Koszty wynagrodzeń wraz z ZUS	19.891	21.381
Koszty zużycia materiałów i energii	2.771	3.791
Podatki i opłaty	189	181
Koszty usług obcych	37.226	20.680
Pozostałe koszty	3.845	2.945
- w tym: wygrane w teleturniejach	2.302	1.182
Odpisy aktualizujące wartość aktywów niefinansowych	131	159
Pozostałe koszty operacyjne	536	776
Razem koszty	**70.166**	**57.600**
Zmiana stanu produktów	-5.263	992
Koszty działalności operacyjnej	**64.903**	**58.592**

Nota 2a. Koszty wynagrodzeń

	01.01-31.12.2006	01.01-31.12.2005
Wynagrodzenia wg kategorii zatrudnionych:		
Zarząd + Rada Nadzorcza	1.323	1.273
Pracownicy administracyjno-biurowi	528	487
Pracownicy i współpracownicy bezpośrednioprodukcyjni	17.785	19.381
Razem płace	19.636	21.141
Ogólne wynagrodzenie w podziale na:		
Płace	19.636	21.141
ubezpieczenia społeczne i inne świadczenia	255	240
- w tym inne świadczenia na rzecz pracowników (szkolenia, bhp)	66	53

Średni miesięczny stan zatrudnionych w przeliczeniu na etaty za 2006 roku wyniósł- 27,37.

Nota 3. Przychody finansowe

	01.01-31.12.2006	01.01-31.12.2005
Odsetki	886	1.048
Zysk ze sprzedaży Tele Video Media Sp. z o.o.	1.867	-

Nota 4. Koszty finansowe

	01.01-31.12.2006	01.01-31.12.2005
Odsetki od kredytów bankowych i pożyczek		15
Odsetki od zobowiązań z tytułu leasingu finansowego	135	157
Odsetki pozostałe	76	88
Koszty finansowania zewnętrznego ogółem	**211**	**260**
Ujemne różnice kursowe	35	301
Inne koszty finansowe	20	33
Strata ze zbycia jednostki zależnej	-	442

Nota 5. Podatek dochodowy

	01.01-31.12.2006	01.01-31.12.2005
Podatek dochodowy od osób prawnych bieżący	5.043	2.745
Podatek dochodowy obowiązujący w innych państwach	-	-
	5.043	2.745
Odroczony podatek dochodowy (nota 22)		
Rok bieżący	-186	240
Wpływ zmiany stawek podatkowych	-	-

Wartość podatku dochodowego uzgadnia się z wartością podatku wykazaną w rachunku zysków i strat.

	01.01-31.12.2006	01.01-31.12.2005
Zysk brutto	25.635	14.915
Według ustawowej stawki 19%	4.871	2.834
Efekt podatkowy kosztów nie stanowiących kosztów uzyskania przychodów	172	-89
Wykorzystanie poprzednio nieujętej straty podatkowej,	-	-
Wpływ wzrostu stawek podatkowych na bilans otwarcia rezerwy z tytułu odroczonego podatku dochodowego	-	-
Kwota podatku	5.043	2.745
Obciążenie z tytułu podatku dochodowego za bieżący rok wg efektywnej stawki podatkowej	19,7 %	18,4 %

Nota 6. Działalność zaniechana

W dniu 4 sierpnia 2006 roku ATM Grupa S.A. zawarła z Telefonia Dialog S.A. umowę sprzedaży udziałów spółki Tele Video Media Sp. z o.o.
Strata z działalności zaniechanej, która została ujęta w skonsolidowanym rachunku zysków i strat przedstawia się następująco:

	01.01-31.12.2006	**01.01-31.12.2005**
Przychody	91	182
Koszty	1.038	245
Wynik finansowy brutto	-947	-63
Podatek dochodowy - bieżący	-	-
Podatek dochodowy - odroczony	6	-5
Wynik finansowy netto	**-953**	**-58**

Przepływy pieniężne z działalności w trakcie zaniechania kształtowały się następująco:

Działalność operacyjna	-413	-203
Działalność inwestycyjna	-83	-34
Działalność finansowa	105	493
Przepływy pieniężne netto	**-391**	**256**

Nota 7. Dywidendy

	01.01-31.12.2006	**01.01-31.12.2005**
Planowana kwota zysku do podziału dla akcjonariuszy w bieżącym roku:	4.032	4.761
Ostateczna dywidenda za rok kończący się 31 grudnia 2005 – w kwocie 2,64 zł na akcję i 31 grudnia 2004- 0,75 zł na akcję	9.504	2.700

Nota 8. Zysk na akcję

Działalność kontynuowana i działalność w trakcie zaniechania	**01.01-31.12.2006**	**01.01-31.12.2005**

Kalkulacja zysku i rozwodnionego zysku na akcję opiera się na następujących danych:

Zyski	**01.01-31.12.2006**	**01.01-31.12.2005**
Zyski dla celów wyliczenia wskaźnika zysku na akcję będących zyskiem netto przypisanym do podmiotu dominującego	19.825	11.872
Wpływ rozwodnionych akcji zwykłych:	-	-
Zyski dla celów wyliczenia rozwodnionego wskaźnika zysku na akcję	19.825	11.872

Liczba akcji

	31.12.2006	**31.12.2005**
Średnioważona liczba akcji zwykłych dla celów wyliczenia wskaźnika zysku na akcję	3.600	3.600
Wpływ rozwodnionych akcji zwykłych:		
opcje na zakup akcji	-	-
papiery wartościowe zamienne na akcje	-	-
Średnioważona liczba akcji zwykłych dla celów wyliczenia rozwodnionego wskaźnika zysku na akcję	3.600	3.600

Działalność kontynuowana

	01.01-31.12.2006	**01.01-31.12.2005**
Zysk netto przypisany do podmiotu dominującego	20.778	11.930
Wyłączenie straty z działalności w trakcie zaniechania w bieżącym roku	-953	-58
Zyski z działalności kontynuowanej dla celów wyliczenia wskaźnika zysku na akcję po wyłączeniu działalności zaniechanej	19.825	11.872
Wpływ rozwodnionych akcji zwykłych:		
Zyski z działalności kontynuowanej dla celów wyliczenia rozwodnionego wskaźnika zysku na akcję po wyłączeniu działalności w trakcie zaniechania	19.825	11.872

	01.01-31.12.2006	**01.01-31.12.2005**
Zysk na akcję	5,51	3,30
Rozwodniony zysk na akcję	5,51	3,30

Nota 9. Wartość firmy

BILANS OTWARCIA	
Saldo na 1 stycznia 2005	540
Ujawniona na moment nabycia jednostki zależnej	
Wyksięgowanie na moment zbycia jednostki zależnej	522
Pozostałe zmiany	-
Saldo na 31 grudnia 2005	18
Ujawniona na moment nabycia jednostki zależnej	-
Wyksięgowanie na moment zbycia jednostki zależnej	-
Pozostałe zmiany	-
Saldo na 31 grudnia 2006	**18**
SKUMULOWANE STRATY Z TYTUŁU UTRATY WARTOŚCI	
Saldo na 1 stycznia 2005	-
Straty z tytułu utraty wartości w roku bieżącym	-
Wyksięgowanie na moment zbycia jednostki zależnej	-
Saldo na 31 grudnia 2005	-
Straty z tytułu utraty wartości w roku bieżącym	-
Wyksięgowanie na moment zbycia jednostki zależnej	-
Saldo na 31 grudnia 2006	-
WARTOŚĆ BILANSOWA na 31 grudnia 2006	**18**

Nota 10. Inne wartości niematerialne i prawne

	Koncesje , patenty, licencje	Oprogramowanie komputerowe	Razem
WARTOŚĆ BRUTTO			
Saldo na 1 stycznia 2005	1.184	354	1.538
Zwiększenia	-	82	82
Zmniejszenia		41	41
Saldo na 31 grudnia 2005	1.184	395	1.579
Zwiększenia	-	133	133
Zmniejszenia		22	22
Zwiększenia powstałe na skutek nabycia jednostki zależnej			
Saldo na 31 grudnia 2006	1.184	506	1.690
AMORTYZACJA			
Saldo na 1 stycznia 2005	1.028	70	1.098
Zwiększenia	156	89	245
Zmniejszenia		41	41
Saldo na 31 grudnia 2005	1.184	118	1.302
Zwiększenia	-	144	144
Zmniejszenia		19	19
Saldo na 31 grudnia 2006	1.184	243	1.427
WARTOŚĆ BILANSOWA			
na 31 grudnia 2006	**-**	**263**	**263**
Na 31 grudnia 2005	**-**	**277**	**277**

Na dzień bilansowy nie występują okoliczności w wyniku których GRUPA powinna utworzyć odpisy aktualizujące wartości niematerialne i prawne.
Wszystkie wartości niematerialne i prawne zostały nabyte przez ATM GRUPA S.A. i są jej własnością, GRUPA nie posiada WNIP wytworzonych we własnym zakresie.
Na WNIP nie ustanowiono żadnych zabezpieczeń. GRUPA nie posiada żadnych zobowiązań do zakupu wartości niematerialnych i prawnych.
Na dzień bilansowy nie występują wartości niematerialne i prawne o nieokreślonym okresie użytkowania. Koszty amortyzacji wartości niematerialnych i prawnych za rok 2006 obciążyły: koszty ogólne zarządu w kwocie 74 tys. zł oraz koszt własny sprzedaży - 70
Wartość zaliczek przekazanych na nabycie wartości niematerialnych i prawnych na dzień bilansowy wynosiła 54 tys. zł

Nota 11. Rzeczowe aktywa trwałe

	Grunty i budynki	Środki trwałe w budowie	Urządzenia i pozostałe środki trwałe	Razem
CENA NABYCIA				
Saldo na 1 stycznia 2005	11.132	3.104	28.047	42.283
Zwiększenia	31	4.296	9.543	13.870
Nabycie jednostki zależnej	-	-	-	-
Różnice kursowe	-	-	-	-
Zbycie	106	985	193	1.284
Inne, przemieszczenia wewnętrzne	696	5.522	1.351	7.569
Aktualizacja wyceny				
Saldo na 1 stycznia 2006	10.361	893	36.046	47.300
Zwiększenia	8	2.078	3.156	5.242
Przemieszczenia wewnętrzne	249	5	38	292
Różnice kursowe	-	-	-	-
Zbycie	388	-	7.748	8.136
Inne , przemieszczenia wewnętrzne	38	550	580	1.168
Aktualizacja wyceny	-	-	-	-
Saldo na 31 grudnia 2006	10.192	2.426	30.912	43.530
W tym;				
ujęte w cenie nabycia/koszt wytworzenia	10.192	2.426	30.912	43.530
ujęte w wartości przeszacowanej	-	-	-	-
SKUMULOWANA AMORTYZACJA I UTRATA WARTOŚCI				
Saldo na 1 stycznia 2005	966	-	9.054	10.020
Amortyzacja za okres	290	-	4.496	4.786
Strata z tytułu utraty wartości	-	-	-	-
Różnice kursowe	-	-	-	-
Zbycie , likwidacja	-	-	1.409	1.409
Aktualizacja wyceny	-	-	-	-
Saldo na 1 stycznia 2006	1.256	-	12.141	13.397
Amortyzacja za okres	274	-	5.197	5.471
Strata z tytułu utraty wartości	-	-	-	-
Różnice kursowe	-	-	-	-
Zbycie, likwidacja	132	-	6.588	6.720
Aktualizacja wyceny	-	-	-	-
Saldo na 31 grudnia 2006	1.398	-	10.750	12.148
WARTOŚĆ BILANSOWA				
na 31 grudnia 2006	**8.794**	**2.426**	**20.162**	**31.382**
na 31 grudnia 2005	**9.105**	**893**	**23.905**	**33.903**

Na dzień bilansowy nie wystąpiły okoliczności w wyniku których GRUPA powinna utworzyć odpisy aktualizujące środki trwałe. Na środkach trwałych nie ustanowiono żadnych zabezpieczeń.
GRUPA nie posiada środków trwałych wytworzonych we własnym zakresie. Wszystkie środki trwałe zostały nabyte, część w drodze leasingu finansowego.
Na dzień 31 grudnia 2006 r. wartość bilansowa środków trwałych Grupy w leasingu finansowym wynosi 1.376 tys. zł.
W dniu 6 listopada 2006 roku ATM GRUPA S.A. podpisała kontrakt na budowę i zakup śmigłowca. Wartość kontraktu wynosi 5.038,0 tys.zł.
Wartość zaliczek przekazanych na zakup środków trwałych wynosiła odpowiednio: 1.309 tys. zł na 31.12.2006 oraz 400 tys. zł na 31.12.2005 r.
Koszty amortyzacji środków trwałych za rok 2006 obciążyły: koszty ogólne zarządu w wysokości 636 tys. zł oraz koszty własny sprzedaży-4.835 tys. zł.
Środki trwałe w budowie na 31 grudnia 2006 r. wynosiły 2.421 tys. zł, z tego:
- nakłady na budowę studia 648 tys. zł,
- nakłady –studio + biuro w Warszawie 1.722 tys. zł.

Nota 12. Jednostki zależne

Wykaz jednostek zależnych, w których Spółka posiada udziały na dzień 31 grudnia 2006 roku

Nazwa spółki	Metoda wyceny	Sąd rejestrowy	% posiadanych udziałów	% posiadanych głosów	Metoda konsolidacji
ATM-INVESTMENT Sp. z o.o.	Cena nabycia	Sąd Rejonowy dla Wrocławia – Fabrycznej VI Wydział Gospodarczy KRS	100 %	100 %	Konsolidacja metodą pełną
ATM SYSTEM Sp. z o.o.	Cena nabycia		100 %	100 %	Konsolidacja metodą pełną

Nota 13. Inwestycje w jednostkach stowarzyszonych- pozycja nie występuje

Nota 14. Inwestycje

Spółka zależna ATM-INVESTMENT Sp. z o.o. posiada nieruchomość inwestycyjną – działkę.

Saldo na 1 stycznia 2005	-
Zwiększenia	147
Zmniejszenia	-
Saldo na 31 grudnia 2005	147
Zwiększenia	4.185
Zmniejszenia- przemieszczenie wewnętrzne (przeklasyfikowanie na środki trwałe)	249
Saldo na 31 grudnia 2006	**4.083**

Nota 15. Zapasy

	31.12.2006	31.12.2005
Materiały (według ceny zakupu)	12	42
Półprodukty i produkty w toku (według kosztu wytworzenia)	5.593	330
Produkty gotowe	-	-
Towary	147	629
Zaliczki na dostawy	53	2.042
Zapasy ogółem, według niższej z dwóch wartości: ceny zakupu (kosztu wytworzenia)	5.805	3.043
Odpisy aktualizujące wartość zapasów	-	-
	5.805	**3.043**

Nota 16. Kontrakty długoterminowe- pozycja nie występuje

Nota 17. Należności z tytułu dostaw i usług oraz pozostałe należności

Na dzień bilansowy należności z tytułu dostaw i usług wynosiły 34.985 tys. zł i 27.467 tys. zł na 31 grudnia 2005 roku .

Należności szacowane na dzień 31 grudnia 2006 roku wynosiły 15.459 tys. zł (na 31.12.2005 r. 8.088 tys. zł)

Grupa dokonała odpisu aktualizującego stan należności handlowych w kwocie 131 tys. zł. Kwoty odpisów aktualizujących wartość należności odniesione są w pozostałe koszty operacyjne.

Wartość odpisu została oszacowana na podstawie dotychczasowych doświadczeń Spółki.

Należności z tytułu dostaw i usług, przeterminowane (brutto) - z podziałem na należności nie spłacone w okresie:	**31.12.2006**	**31.12.2005**
a) do 1 miesiąca	1.947	5.270
b) powyżej 1 miesiąca do 3 miesięcy	5.143	2.174
c) powyżej 3 miesięcy do 6 miesięcy	123	150
d) powyżej 6 miesięcy do 1 roku	495	63
e) powyżej 1 roku	272	161
należności z tytułu dostaw i usług, przeterminowane, razem (brutto)	**7.980**	**7.818**
f) odpisy aktualizujące wartość należności z tytułu dostaw i usług, przeterminowane	293	161
Należności z tytułu dostaw i usług, przeterminowane, razem (netto)	**7.687**	**7.657**

Zmiana stanu odpisów aktualizujących wartość należności krótkoterminowych	**31.12.2006**	**31.12.2005**
Stan na początek okresu	357	210
a) zwiększenia	131	159
b) zmniejszenia	-	12
Stan odpisów aktualizujących wartość należności krótkoterminowych na koniec okresu	**488**	**357**

Należności krótkoterminowe (struktura walutowa)	**31.12.2006**	**31.12.2005**
a) w walucie polskiej	36.828	27.451
b) w walutach obcych (wg walut i po przeliczeniu na zł)	444	553
b1. jednostka/waluta tys. /EURO	105	131
tys. zł	403	508
b2. jednostka/waluta tys./ GBP	1	1
tys. zł	2	5
pozostałe waluty w tys. zł	39	40
Należności krótkoterminowe, razem	**37.272**	**28.004**

Nota 18. Środki pieniężne i ich ekwiwalenty

Środki na rachunkach bankowych i gotówka składają się z gotówki będącej w posiadaniu Grupy oraz krótkoterminowych depozytów bankowych z terminem zapadalności do 3 miesięcy. Wartość księgowa tych aktywów odpowiada wartości godziwej.

	31.12.2006	**31.12.2005**
środki pieniężne w banku i kasie	3.406	7.025
lokaty krótkoterminowe	14.063	16.659
	17.469	**23.684**

Saldo środków pieniężnych i ich ekwiwalentów wykazane w skonsolidowanym rachunku przepływów pieniężnych składa się z następujących pozycji:

	31.12.2006	**31.12.2005**
środki pieniężne w banku i kasie	3.406	7.025
lokaty krótkoterminowe	14.063	16.659
kredyt w rachunku bieżącym	-	-
	17.469	**23.684**

Ryzyko kredytowe

Ryzyko kredytowe Grupy jest przede wszystkim przypisane do należności handlowych. Kwoty przedstawione w bilansie są kwotami netto z uwzględnieniem odpisów aktualizujących wartość wątpliwych należności, oszacowanych przez Zarząd Grupy na podstawie wcześniejszych doświadczeń i ich oceny obecnego otoczenia gospodarczego.

Nota 19. Pożyczki i kredyty bankowe

	31.12.2006	31.12.2005
Kredyty w rachunku bieżącym (overdraft'y)	-	-
Kredyty bankowe	-	-
Kredyty z terminem wymagalności:	-	-
na żądanie lub w okresie do 1 roku	-	-
w okresie 2 lat	-	-
w okresie od 3 do 5 lat	-	-
powyżej 5 lat	-	-
Pożyczki z terminem wymagalności:	-	501
na żądanie lub w okresie do 1 roku	-	501
w okresie 2 lat	-	-
w okresie od 3 do 5 lat	-	-
powyżej 5 lat	-	-
Minus: kwota przypadające do rozliczenia w ciągu 12 miesięcy (wykazana w zobowiązaniach krótkoterminowych)	-	501
Kredyty wymagane po 12 miesiącach	-	-
Pożyczki wymagane po 12 miesiącach		

Kredyty bankowe -na dzień 31 grudnia 2006 roku Grupa nie korzysta z kredytów bankowych.

Pożyczki- na 31 grudnia 2005 roku Tele Video Media Sp. z o.o. korzystała z pożyczki udzielonej przez Telefonię Dialog S.A.

Nota 20. Obligacje zamienne - pozycja nie występuje.

Nota 21. Finansowe instrumenty pochodne- pozycja nie występuje

Nota 22 .Podatek odroczony

Poniższe pozycje stanowią główne pozycje rezerwy i aktywa z tytułu odroczonego podatku dochodowego ujmowanego przez Grupę oraz ich zmiany w obecnym i poprzednim okresie sprawozdawczym.

	Skonsolidowany bilans		Skonsolidowany rachunek zysków i strat	
	31.12.2006	**31.12.2005**	**01.01-31.12.2006**	**01.01-31.12.2005**
Rezerwy z tytułu podatku odroczonego				
Przyspieszona amortyzacja podatkowa	142	437	-295	-196
Odsetki naliczone	7	12	-5	-4
Szacowanej marży	515	452	63	452
Przeszacowanie zabezpieczonej pożyczki do wartości godziwej				
Odroczone zyski i straty z tytułu kontraktów walutowych				
Świadczenia emerytalne	-	-	-	-
Korekty do wartości godziwej dokonane w czasie przejęcia				
Rezerwa brutto z tytułu podatku odroczonego	**664**	**901**	**-237**	**252**
Odniesione na kapitał własny				
Odniesione na wynik finansowy	664	901		
Aktywa z tytułu podatku odroczonego				
Nie wypłacone wynagrodzenia	299	604	-305	424
Nie wypłacone wygrane	147	55	92	-31
Z tytułu odpisów aktualizujących produkcję w toku		-		-51
Z tytułu odpisów aktualizujących należności	6	-	6	-
Różnic kursowych z wyceny umów		-		-35
Utworzonych rezerw na koszty	205	101	104	-324
Zaległe urlopy	11	11	-	11
Amortyzacja niepodatkowa	93	47	46	23
Straty możliwe do odliczenia od przyszłych dochodów do opodatkowania				
Korekty do wartości godziwej dokonane podczas przejęcia				
Aktywa brutto z tytułu podatku odroczonego	**761**	**818**	**-57**	**17**
Odniesione na kapitał własny				
Odniesione na wynik finansowy	761	818		
Rezerwa netto z tytułu podatku odroczonego		**83**		
Aktywa netto z tytułu podatku odroczonego	**97**			

	Aktyw z tytułu podatku odroczonego	**Rezerwa z tytułu podatku odroczonego**
Stan na 1 stycznia 2006 roku	818	901
Zmniejszenia	1.053	931
Zwiększenia	996	694
Stan na 31 grudnia 2006 roku	761	664

Nota 23. Zobowiązania z tytułu leasingu finansowego

	Stan na	
	31.12.2006	31.12.2005
Kwoty płatne zgodnie z umowami leasingu finansowego:	1.346	2.038
w ciągu 1 roku	696	701
od 2 do 3 lat	650	1.318
Powyżej 3 lat	-	19
Wartość opłat leasingowych w roku	729	1.991

Grupa korzysta z leasingu finansowego maszyn i urządzeń technicznych oraz środków transportu. Średni czas trwania leasingu wynosi 3 lata. Umowy leasingu oparte są o stałe płatności.
Wartość minimalnych opłat leasingowych oraz ich wartość bieżąca nie różni się istotnie od wartości zobowiązania leasingowego wykazanego w zobowiązaniach jako zobowiązanie długo i krótkoterminowe.
Wartość godziwa zobowiązań z tytułu leasingu Grupy odpowiada jego wartości księgowej.
Zabezpieczeniem zobowiązań Grupy z tytułu leasingu finansowego są weksle in blanco.
Grupa nie korzysta z leasingu operacyjnego

Nota 24. Inne zobowiązania

Zobowiązania z tytułu dostaw i usług i inne zobowiązania wynikają głównie z zakupów handlowych i kosztów związanych z działalnością bieżącą.
W ocenie Zarządu wartość księgowa zobowiązań z tytułu dostaw i usług odpowiada ich wartości godziwej.

Nota 25. Rezerwy

	Rezerwy z tytułu gwarancji	Rezerwa restrukturyzacyjna	Pozostałe- RMK bierne	Razem
Stan na dzień 1 stycznia 2006	-	-	**592**	**592**
Utworzone rezerwy w ciągu roku obrotowego	-	-	1.237	1.237
Wykorzystanie rezerw	-	-	749	749
Rozwiązanie rezerw			35	35
Rezerwa wynikająca z nabycia spółki zależnej	-	-	-	
Korekta na zmianę stopy dyskontowej	-	-	-	
Różnice kursowe	-	-		
Stan na dzień 31 grudnia 2006	-	-		
wykazane w zobowiązaniach krótkoterminowych	-	-	**1.045**	**1.045**
wykazane w zobowiązaniach długoterminowych	-	-	-	-

Nota 26. Kapitał zakładowy

	31.12.2006	31.12.2005
Zarejestrowany:		
3,6 milionów zwykłych akcji po 2 zł każda	7.200	7.200
Wyemitowany i w pełni opłacony:		
3,6 milionów zwykłych akcji po 2 zł każda	7.200	7.200

Nota 26a. Kapitał zakładowy struktura

Seria	Rodzaj akcji	Rodzaj uprzywilejowania	Liczba akcji	Wartość wg wartości nominalnej	Sposób pokrycia kapitału	Data rejestracji	Prawo do dywidendy (od daty)
A	Uprzywilejowane imienne	W zakresie prawa głosu (2 głosy na akcję)	1.150.000	2.300	Z kapitału udziałowego przekształconej spółki z o.o.	01.04.2003	01.04.2003
B	Zwykłe na okaziciela	brak	1.150.000	2.300	gotówka	23.12.2003	01.04.2003
C	Zwykłe na okaziciela	brak	1.300.000	2.600	gotówka	27.01.2004	01.04.2003
Liczba akcji razem			**3.600.000**				
Kapitał zakładowy - razem				**7.200**			

Akcje serii B i C były w obrocie giełdowym zarówno na dzień 31.12.2006, jak i 31.12.2005 roku.

Nota 27. Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej

	Nadwyżka
Saldo na 1 stycznia 2005	42.407
Nadwyżka powstała w drodze emisji akcji	-
Koszty emisji akcji	-
Saldo na 31 grudnia 2005	42.407
Nadwyżka powstała w drodze emisji akcji	-
Koszty emisji akcji	-
Saldo na 31 grudnia 2006	42.407

Nota 28. Kapitał z aktualizacji wyceny - pozycja nie występuje

Nota 29. Akcje własne – pozycja nie występuje

Nota 30. Kapitał z transakcji zabezpieczających oraz z przeliczenia jednostek zagranicznych -

pozycja nie występuje

Nota 31. Niepodzielony wynik finansowy

Saldo na 1 stycznia 2005	13.900
Dywidendy wypłacone	2.700
Zysk netto za 2005 rok	11.872
Saldo na 31.12.2005	23.072
Dywidendy wypłacone	9.504
Zysk netto za rok bieżący	19.825
Saldo na 31 grudnia 2006	**33.393**

Nota 32. Zbycie jednostki zależnej

W dniu 4 sierpnia 2006 roku dokonano sprzedaży spółki zależnej- Tele Video Media Sp. z o.o.

Aktywa netto Tele Video Media Sp. z o.o. na moment sprzedaży wynosiły:

Rzeczowe aktywa trwałe i wnip	833
Zapasy	-
Należności	118
Środki pieniężne w banku i w kasie	99
Pozostałe aktywa obrotowe	2
Aktywa ogółem	1.052
Rezerwa na świadczenia emerytalne	-
Rezerwa z tytułu odroczonego podatku dochodowego	2
Zobowiązania	1.275
Kredyt w rachunku bieżącym	-
Zobowiązania ogółem	1.277
Aktywa minus zobowiązania	-225
Cena zbycia	1.642
Odpisana wartość firmy	-
Zysk ze zbycia	**1.867**
Całkowita cena zbycia uregulowana przez:	
zapłatę	1.642
odroczoną płatność	-
Wpływy netto ze zbycia jednostki zależnej	-
Płatność gotówką	1.642
Gotówka w aktywach sprzedanej jednostki	-

Nota 33. Zobowiązania warunkowe

Na zabezpieczenie zobowiązań z tytułu leasingu finansowego Grupa wystawiła weksle in'blanco.

Nota 34. Płatności regulowane akcjami- pozycja nie występuje

Nota 35. Świadczenia pracownicze

Program akcji pracowniczych- pozycja nie występuje

Świadczenia emerytalne i inne świadczenia po okresie zatrudnienia

Grupa nie prowadzi programu świadczeń emerytalnych dla pracowników.

Nota 36. Zdarzenia po dacie bilansowej

W dniu 13 kwietnia 2007 roku ATM GRUPA S.A. podjęła uchwałę o podniesieniu kapitału podstawowego w ATM System Sp. z o.o. o kwotę 2.000 tys. zł tj. do kwoty 10.000 tys. zł
Ponadto ATM GRUPA S.A. zamierza wyemitować w drodze publicznej emisji nie więcej niż 700.000 nowych akcji serii D o wartości nominalnej 2 zł.
Nadzwyczajne Walne Zgromadzenie Akcjonariuszy, które odbędzie się 26 kwietnia 2007 roku, podejmie uchwałę o rodzaju emisji nowych akcji, tj. z wyłączeniem poboru dotychczasowych akcjonariuszy bądź z prawem poboru.

Nota 37. Transakcje ze stronami / podmiotami powiązanymi

Skutki transakcji przeprowadzonych między jednostkami objętymi skonsolidowanym sprawozdaniem finansowym zostały wyeliminowane.

-wzajemne rozrachunki na 31 grudnia 2006 r. przedstawiają się następująco:

	ATM Grupa S.A.	ATM Investment Sp. z o.o.	ATM System Sp. z o.o.	Razem
Należności	5.050	104	3.084	8.238
Zobowiązania	3.090	34	3.114	6.238
Dopłaty do kapitału	-	2.000	-	2.000

-przychody i koszty ze wzajemnych transakcji pomiędzy spółkami powiązanymi kapitałowo – za 2006 rok

Nazwa spółki	ATM Grupa S.A.	ATM Investment Sp. z o.o.	ATM System Sp. z o.o.	Tele Video Media Sp. z o.o.	Razem
1. Przychody netto ze sprzedaży produktów, usług i towarów	1.513	2.589	14.637	140	18.879
2. Pozostałe przychody operacyjne	7	-	-	-	7
3. Przychody finansowe	404	-	44		448
- odsetki	404	-	44		448
- dywidendy	-				-

Nazwa spółki	ATM Grupa S.A.	ATM Investment Sp. z o.o.	ATM System Sp. z o.o.	Tele Video Media Sp. z o.o.	Razem
1. Koszty działalności operacyjnej	15.801	107	2.829	149	18.886
- wartość zakupu materiałów i towarów	116	38	71	1	226
- wartość zakupionych usług	15.685	69	2.758	148	18.660
2. Koszty finansowe z transakcji wzajemnych	44	51	353	-	448
- odsetki	44	51	353	-	448

Wynagrodzenie personelu zarządzającego

Wynagrodzenie Zarządu i Rady Nadzorczej przedstawiono poniżej. Wynagrodzenie zostało ukazane w podziale na kategorie określone w MSR 24 Informacje Ujawniane na Temat Podmiotów Powiązanych.

	01.01-31.12.2006	01.01-31.12.2005
Krótkoterminowe świadczenia pracownicze - wynagrodzenia	1.323	1.273
w tym członkowie organów nadzorujących Spółki dominującej:		
Tomasz Kurzewski	408	420
Dorota Michalak-Kurzewska	330	330
Grażyna Gołębiowska	199	103
Okił Khamidov	8	48
Paweł Tobiasz	72	39
Marcin Michalak	96	96
Wiesława Kurzewska	48	48
Marek Grzegorzewicz	-	45
Anna Skowrońska	48	48
Michał Kowalczewski	48	48
Barbara Pietkiewicz	29	-
Świadczenia pracownicze po okresie zatrudnienia	-	-
Inne długoterminowe świadczenia pracownicze	-	-
Świadczenia z tytułu rozwiązania stosunku pracy	-	-
Płatności regulowane akcjami	-	-

Transakcje z personelem zarządzającym

Członkowie Zarządu i Rady Nadzorczej świadczą również inne usługi na rzecz Grupy:

Osoby	Rodzaj usług	01.01-31.12.2006	01.01-31.12.2005
Dorota Michalak – Kurzewska	wynajem lokalu	35	34
Grażyna Gołębiowska	księgowa	18	21
Okił Khamidov	reżyser, realizacja obrazu	1.073	2.471
Paweł Tobiasz	usługi informatyczne	122	138
Marek Grzegorzewicz	usługi konsultingowe	-	154
Anna Skowrońska	kierownik produkcji	76	98
Marcin Michalak	naprawa elementów scenograf.	3	5
Barbara Pietkiewicz	konsultacje scenariuszowe	1	-

Transakcje z podmiotami powiązanymi

1. transakcje z Topacz Investment Sp. z o.o., której udziałowcami są Pani Dorota Michalak-Kurzewska i Pan Tomasz Kurzewski, przedstawiają się następująco:

	01.01-31.12.2006	01.01-31.12.2005
Należności - stan na 31 grudnia	379	2.106
Zobowiązania - stan na 31 grudnia	81	46
Przychody	451	2.305
Koszty	1.205	756

2. Wynagrodzenie członków rodzin osób zarządzających

Grzegorz Gołębiowski	- syn Grażyny Gołębiowskiej	20 tys. zł za 2005 rok
Filip Pietkiewicz	- syn Barbary Pietkiewicz	15 tys. zł za 2006 rok

Nota 38 Data zatwierdzenia i publikacji sprawozdania za rok ubiegły

Skonsolidowane sprawozdanie finansowe ATM GRUPA S.A.za rok 2005 zostało zatwierdzone Uchwałą nr 4 Zwyczajnego Walnego Zgromadzenia Akcjonariuszy w dniu 25 maja 2006 roku i opublikowane w Monitorze Polskim B Nr 1153 z dnia 09 listopada 2006 r.

W imieniu zarządu podpisali się:

Tomasz Kurzewski	**Prezes Zarządu**	....
Dorota Michalak-Kurzewska	**Wiceprezes Zarządu**	....
Grażyna Gołębiowska	**Członek Zarządu**	....
Paweł Tobiasz	**Członek Zarządu**	....
Maciej Grzywaczewski	**Członek Zarządu**	....

Sporządzający sprawozdanie: Lidia Miśkiewicz

Bielany Wrocławskie, dn. 17 kwietnia 2007 r.

Sprawozdanie z działalności Grupy kapitałowej ATM za 2006 r.

1. Przedmiot działalności

Podstawowym obszarem działalności Grupy kapitałowej ATM jest produkcja telewizyjna i filmowa. Przychody ze sprzedaży produkcji telewizyjno-filmowej stanowią ponad 80% przychodów ogółem. W odróżnieniu od większości innych krajowych firm producenckich zakres świadczonych usług w zakresie produkcji telewizyjno–filmowej obejmuje produkcję wszystkich najważniejszych form telewizyjnych, w tym:

- programy typu reality-show,
- seriale telewizyjne i telenowele,
- teleturnieje,
- programy z gatunku telewizji emocjonalnej,
- krótkie seriale komediowe, tzw. sitcomy,
- filmy dokumentalne,
- talk-shows, makeover shows,
- filmy animowane,
- programy rozrywkowe, filmy reklamowe i inne formy telewizyjne.

Przedmiot działalności Grupy kapitałowej uzupełniają pozostałe spółki zależne, których profil działalności jest następujący:

ATM System Sp. z o.o.

Spółka zależna w 100%, świadcząca usługi pomocnicze dla produkcji telewizyjnej i filmowej tj. usługi realizacji, dźwiękowe, montażowe, oświetleniowe, operatorskie, informatyczne oraz transportowe. Spółka jest integratorem całego zaplecza technicznego Grupy.

ATM Investment Sp. z o.o.

Spółka zależna w 100%, świadcząca usługi wynajmu studia, pokoi gościnnych, pomieszczeń biurowych i magazynowych a także usługi gastronomiczne. Spółka dokonuje wszelkich inwestycji związanych z nieruchomościami Grupy.

Tele Video Media Sp. z o.o. (spółka została sprzedana 04.08.2006 r.)

Spółka zależna w 100%, będąca spółką celową, stworzoną na potrzeby realizacji projektu telewizji interaktywnej oraz wideo na żądanie oraz świadczenia takich usług na rzecz Telefonii Dialog S.A.

2. Główni akcjonariusze spółki ATM Grupa S.A. oraz informacje o papierach wartościowych spółki

Na koniec okresu sprawozdawczego akcjonariuszami posiadającymi powyżej 5% akcji byli:

Akcjonariusz	Liczba akcji	Procent kapitału	Liczba głosów	Procent głosów
Dorota Michalak-Kurzewska i Tomasz Kurzewski	1.836.000	51,00%	2.986.000	62,86%
Zygmunt Solorz-Żak wraz z podmiotami zależnymi, w tym część na rachunek banku powiernika EFG Bank S.A. EFG Bank S.A. z siedzibą w Zurychu posiada 437.499 akcji stanowiących 12,15% kapitału oraz 9,21% głosów Stan akcji i liczbę głosów podano zgodnie z ostatnimi oświadczeniami otrzymanymi w dniach 25.02.2005 i 02.03.2005 roku	464.000	12,89%	464.000	9,77%

Na dzień sporządzenia sprawozdania akcjonariuszami posiadającymi powyżej 5% akcji byli:

Akcjonariusz	Liczba akcji	Procent kapitału	Liczba głosów	Procent głosów
Dorota Michalak-Kurzewska i Tomasz Kurzewski	1.836.000	51,00%	2.986.000	62,86%

Akcjonariusz	Liczba akcji	Procent kapitału	Liczba głosów	Procent głosów
Zygmunt Solorz-Żak wraz z podmiotami zależnymi, w tym część na rachunek banku powiernika EFG Bank S.A. EFG Bank S.A. z siedzibą w Zurychu posiada 437.499 akcji stanowiących 12,15% kapitału oraz 9,21% głosów	464.000	12,89%	464.000	9,77%

Nie są znane zarządowi spółki żadne umowy w wyniku, których mogą w przyszłości nastąpić zmiany w proporcjach posiadanych akcji przez dotychczasowych akcjonariuszy.
Dorota Michalak-Kurzewska oraz Tomasz Kurzewski są posiadaczami łącznie 1150 tys. akcji serii A, które są uprzywilejowane, co do głosu w taki sposób, że jedna akcja daje prawo do dwóch głosów na WZA.
Ponieważ spółka nie posiada programu akcji pracowniczych nie istnieje również system jego kontroli.
Nie istnieją żadne ograniczenia w zakresie przenoszenia prawa własności papierów wartościowych jak również w zakresie wykonywania prawa głosu.

3. Władze spółki ATM Grupa S.A.

Zarząd Spółki

W dniu 27 lutego 2006 r. Pan Okil Khamidov złożył rezygnację z pełnienia funkcji członka zarządu.

Sposób powoływania i odwoływania członków Zarządu oraz uprawnienia członków Zarządu

Prezesa Zarządu powołuje i odwołuje Walne Zgromadzenie. Pozostałych członków Zarządu wybranych przez Prezesa Zarządu, powołuje i odwołuje Rada Nadzorcza na jego wniosek.
Do składania oświadczeń woli i podpisywania w imieniu Spółki upoważnieni są: Prezes Zarządu samodzielnie lub Wiceprezes Zarządu samodzielnie lub dwaj inni członkowie Zarządu lub dwaj prokurenci działający łącznie lub inny członek Zarządu działający łącznie z prokurentem.
Członkowie Zarządu nie mają prawa do podjęcia decyzji o emisji lub wykupie akcji.
Nie są zawarte żadne umowy pomiędzy spółką a członkami Zarządu przewidujące rekompensatę w przypadku rezygnacji, odwołania czy likwidacji funkcji w skutek przejęcia lub połączenia spółki.

Skład Zarządu na koniec okresu sprawozdawczego:

Tomasz Kurzewski – Prezes
Dorota Michalak-Kurzewska – Wiceprezes
Grażyna Gołębiowska – Członek
Paweł Tobiasz – Członek

Pan Tomasz Kurzewski poza funkcją Prezesa Zarządu ATM Grupa S.A. pełni funkcję wiceprezesa zarządu ATM Investment Sp. z o.o., ATM System Sp. z o.o. oraz funkcję członka rady nadzorczej Tele Video Media Sp. z o.o.
Pani Dorota Michalak-Kurzewska poza funkcją Wiceprezesa Zarządu ATM Grupa S.A. pełni funkcję prezesa zarządu spółek ATM System Sp. z o.o. oraz ATM Investment Sp. z o.o.
Pani Grażyna Gołębiowska poza funkcją Członka Zarządu ATM Grupa S.A. pełni funkcję członka zarządu spółki ATM Investment Sp. z o.o.
Pan Paweł Tobiasz poza funkcją Członka Zarządu ATM Grupa S.A. pełni funkcję członka zarządu spółki ATM Investment Sp. z o.o.

Rada Nadzorcza

W dniu 25 maja 2006 r. Zwyczajne Walne Zgromadzenie Akcjonariuszy w związku z zakończeniem się kadencji Rady Nadzorczej oraz istniejącym wakatem powołało w jej skład następujące osoby:
Pana Marcina Michalaka na stanowisko Przewodniczącego Rady Nadzorczej,
Panią Wiesławę Kurzewską na stanowisko Członka Rady Nadzorczej,
Panią Annę Skowrońską na stanowisko Członka Rady Nadzorczej,
Panią Barbarę Pietkiewicz na stanowisko Członka Rady Nadzorczej,
Pana Michała Kowalczewskiego na stanowisko Członka Rady Nadzorczej.

Skład Rady Nadzorczej na koniec okresu sprawozdawczego:
Marcin Michalak – Przewodniczący

Michał Kowalczewski – Członek
Wiesława Kurzewska – Członek
Anna Skowrońska – Członek
Barbara Pietkiewicz – Członek.

Wynagrodzenia kadry zarządzającej zostały podane w nocie 37 sprawozdania finansowego.

4. Udziały kapitałowe członków władz w ATM Grupa S.A. oraz jednostkach powiązanych

Na koniec okresu sprawozdawczego stan posiadania akcji przez członków władz ATM Grupa S.A. był następujący:

Akcjonariusz	Podmiot	Liczba akcji	Procent kapitału	Liczba głosów	Procent głosów
Dorota Michalak-Kurzewska i Tomasz Kurzewski	ATM Grupa	1.836.000	51,00%	2.986.000	62,86%

Na dzień sporządzenia sprawozdania stan posiadania akcji przez członków władz ATM Grupa S.A. był następujący:

Akcjonariusz	Podmiot	Liczba akcji	Procent kapitału	Liczba głosów	Procent głosów
Dorota Michalak-Kurzewska i Tomasz Kurzewski	ATM Grupa	1.836.000	51,00%	2.986.000	62,86%

5. Podstawowe produkty i usługi

Głównym źródłem przychodów Grupy kapitałowej ATM jest produkcja telewizyjno-filmowa, stanowiąca ponad 80% przychodów ze sprzedaży ogółem. Ponadto Grupa kapitałowa ATM świadczy usługi z zakresu wynajmu sprzętu, środków transportu, usług reklamowych, usług transportowych i serwisu sprzętu a także realizuje przychody z działalności deweloperskiej. Istotną pozycję stanowią również przychody z tantiem, udzielonych licencji jak i sprzedanych praw autorskich.
Charakter i specyfika działalności Grupy kapitałowej ATM, w tym w szczególności podział zakresu działalności pomiędzy poszczególne spółki Grupy kapitałowej ATM, według zasady komplementarności jak również fakt, iż obecna skala działalności ATM Grupy S.A. znacznie angażuje potencjał spółek zależnych, działalność Grupy Kapitałowej, w dużym stopniu ogniskuje się w jednostce dominującej ATM Grupa S.A. W efekcie poziom przychodów osiąganych przez Grupę Kapitałową jest bliski temu, który osiąga ATM Grupa S.A., chociaż należy zwrócić uwagę, że w minionym roku wysokość przychodu zrealizowanego przez spółki zależne poza grupę kapitałową wyniósł ponad 9% w stosunku to 3% w poprzednim roku. Fakt ten wynikł w dużej mierze ze sprzedaży domków przez ATM Investment, w mniejszym stopniu ze wzrostu przychodów ATM System od podmiotów zewnętrznych.

Wartościowa struktura przychodów ze sprzedaży Grupy Kapitałowej ATM (tys. zł)

Wyszczególnienie	2006		2005	
	Wartość	Udział	Wartość	Udział
Produkcja telewizyjna	71 634	81,9%	61 067	83,9%
Usługi reklamowe	763	0,9%	285	0,4%
Tantiemy, opłaty licencyjne, przekazanie praw autorskich	6 392	7,3%	5 047	6,9%
Usługi deweloperskie	6 511	7,4%	259	0,4%
Wynajem sprzętu, lokali i	2 163	2,5%	5 904	8,4%

Wyszczególnienie	2006		2005	
	Wartość	Udział	Wartość	Udział
inne				
Razem	**87 463**	**100,0%**	**72 562**	**100,0%**

Produkcja telewizyjna

Produkcja telewizyjno-filmowa stanowi podstawowy rodzaj działalności Grupy kapitałowej ATM.ATM Grupa S.A. koncentrowała się w 2006 r. przede wszystkim na produkcji seriali, telenowel i teleturniejów. Łącznie te grupy produktów stanowiły ponad 90% przychodów.

Miniony rok to przede wszystkim kontynuacja realizacji kolejnych odcinków programów cyklicznych uruchomionych w poprzednich latach, tj. telenowel „Pierwsza miłość" oraz „Warto kochać" a także teleturnieju „Gra w ciemno" i serialu kryminalnego „Fala zbrodni". Dobra oglądalność pierwszej serii spowodowała otrzymanie zlecenia na kolejne, tym razem 12 odcinków serialu dla TVP „Pitbull". W lipcu zeszłego roku rozpoczęła się realizacja zdjęć, produkcja cyklu zakończyła się w kwietniu tego roku a emisja nowych odcinków ma miejsce od marca br. Po rocznej przerwie w zamawianiu przez Telewizję POLSAT nowych odcinków „Świata według Kiepskich", niegasnąca popularność serialu spowodowała powrót stacji do sprawdzonej marki i zlecenie realizacji kolejnej serii odcinków, do której prace przygotowawcze rozpoczęły się jeszcze w 2006 roku.

W odniesieniu do prawie wszystkich wymienionych produkcji kontynuowanych można stwierdzić, że poziom oglądalności, który generują jest bardzo wysoki, co powoduje, że ich obecność w ramówkach stacji jest zapewnione w kolejnych latach. Emisja „Pierwszej miłości" jest nadal realizowana w pełnym strippingu tj. pięć razy w tygodniu osiągając ponad 30% udział w rynku. „Fala zbrodni" niezmiennie skupia przy sobie wierną rzeszę widowni, „Pitbull" już tegoroczną emisją odcinków nowej serii potwierdza swoją pozycję jako ugruntowana i silna marka, a „Świat według Kiepskich" bije rekordy popularności plasując się w 2007 roku na pierwszym miejscu jako najchętniej oglądana cykliczna pozycja ramówki Telewizji POLSAT. Wszystkie te tytuły były nominowane do ostatnich Telekamer 2007, ponadto „Pierwsza miłość" jako jedyny do tej pory polski serial telewizyjny konkurował o nagrodę w prestiżowym, międzynarodowym festiwalu ROSE D'OR w Szwajcarii w kwietniu 2006 roku w kategorii telenowela („soap").

Z nowych pozycji należy wymienić makeover show „Chcę być piękna" dla Telewizji POLSAT. Spółka zrealizowała łącznie 13 odcinków nowego programu „Chcę być piękna", które zostały wyemitowane w pierwszym półroczu. Mimo ogromnego zainteresowania programem, zarówno mediów jak i widzów, jeszcze na długo przed jego emisją, oglądalność całej serii ze względu na trudną i niedopasowaną do charakteru programu porę emisji, okazała się przeciętna. W związku z tym stacja telewizyjna nie złożyła zamówienia na kontynuację cyklu.

Ponadto ATM Grupa uruchomiła trzy nowe teleturnieje – jeden dla TV4 pt. „Przetrwanie" (jako następca teleturnieju „Daję słowo"), drugi dla TVP2 pt. „Oto jest pytanie" oraz wspólnie ze spółką Endemol Polska i na jej zlecenie „Eureko, ja to wiem", który został wyemitowany na antenie Telewizji POLSAT.

Spółka rozpoczęła także zdjęcia do nowego serialu z gatunku political-fiction pt. „Ekipa" w reżyserii Agnieszki Holland i z udziałem doborowej obsady aktorskiej - Andrzeja Seweryna, Janusza Gajosa, Krzysztofa Stroińskiego, Katarzyny Herman i Agnieszki Grochowskiej. Program pojawi się na antenie jesienią tego roku, choć już teraz jej produkcji towarzyszy olbrzymie zainteresowanie.

W sierpniu minionego roku spółka rozpoczęła także nowy projekt fabularny we współpracy z MTL Maxfilm (spółką Tadeusza Lampki). Strony zawarły wtedy umowę koprodukcyjną i zostały rozpoczęte zdjęcia. W lutym br. odbyła się premiera kinowa, która rozpoczęła trwającą kilka tygodni ogromną popularność filmu, która w efekcie przyciągnęła do kin ponad 1,1 mln widzów, co stanowi jak do tej pory najlepszy wynik roku. Informacja o tej produkcji w raporcie za 2006 rok znalazła się ze względu na fakt rozpoczęcia wtedy realizacji projektu, natomiast przychody z niego wynikające zaliczają się w całości już do bieżącego okresu sprawozdawczego.

Kolejnym projektem, którego realizację spółka rozpoczęła w 2006 r. jest produkcja na podstawie licencji firmy Sony Pictures Television International, do bardzo popularnego w USA serialu komediowego „Who's the boss", polskiej wersji sitcomu pt. „I kto to rządzi". Projekt jest realizowany we współpracy ze spółką Paisa Films, reżyserowany jest przez Macieja Ślesickiego, tłumaczenia i adaptacji scenariusza dokonuje Bartosz Wierzbięta, a odtwórcami głównych ról są Małgorzata Foremniak i Bogusław Linda. Premiera pierwszych odcinków miała już miejsce w kwietniu tego roku, a dotychczasowe wyniki oglądalności wskazują, że polska adaptacja może powtórzyć sukces pierwowzoru.

Spółka nawiązała także z końcem zeszłego roku współpracę z Wirtualną Polską w zakresie realizacji na jej rzecz programów do uruchomionej przez nią telewizji internetowej. Są to audycje informacyjne,

publicystyczne ale również o charakterze rozrywkowym. Codziennie spółka realizuje przegląd prasy codziennej, rozmowę z zaproszonym gościem, relację z radiowego wywiadu w Programie Trzecim Polskiego radia, a także utrzymany w żartobliwej formie program informacyjny. Współpraca ta jest konsekwencją przyjętej strategii uczestniczenia w projektach wykorzystujących do przesyłu wizji media cyfrowe.

Wartościowa struktura przychodów Grupy kapitałowej ATM z tytułu produkcji telewizyjnej (tys. zł)

Produkcja telewizyjna	2006		2005	
	Wartość	Udział	Wartość	Udział
Teleturniej	13 899	19,4%	9 521	15,6%
Sitcom	1 961	2,7%	4 989	8,2%
Reality show	2 406	3,4%	7 243	11,9%
Serial kryminalny	18 803	26,2%	9 312	15,2%
Telenowela	33 608	46,9%	27 859	45,6%
Pozostała produkcja	957	1,3%	2 143	3,5%
Razem	**71 634**	**100,0%**	**61 067**	**100,0%**

Istotnym czynnikiem, który decyduje o profilu produkcji ATM są stopy zwrotu możliwe do osiągnięcia na poszczególnych rodzajach produkcji. Wśród produkcji telewizyjnych realizowanych przez Grupę kapitałową ATM, najwyższe zyski osiągane są na produkcji teleturniejów oraz telenowel.
Specjalizacja w realizacji wspomnianych powyżej formatach telewizyjnych jest możliwa również dzięki posiadaniu przez Grupę kapitałową ATM dużego i unikalnego w skali kraju, potencjału produkcyjnego i organizacyjnego. Grupa kapitałowa ATM jest bowiem jedynym polskim prywatnym producentem telewizyjnym (nie będącym jednocześnie nadawcą programu telewizyjnego) dysponującym własnym kompletnym zapleczem produkcyjnym. Realizacja wielu programów, takich jak reality show czy teleturnieje wymaga wykorzystania w dużym zakresie zarówno dużego studia telewizyjnego, jak też obiektów o dużym nasyceniu sprzętem telewizyjnym. W przypadku tego typu programów dysponowanie pełnym zapleczem produkcyjnym jest istotnym czynnikiem warunkującym możliwości producenta do faktycznej zdolności do realizacji programu.

6. Informacje o rynkach zbytu

ATM Grupa S.A. realizuje sprzedaż przede wszystkim w oparciu o rynek krajowy. Sprzedaż eksportową stanowią licencje oraz opcje na licencje. Struktura sprzedaży w podziale na rynki zbytu przedstawia poniższa tabela.

Struktura sprzedaży Grupy Kapitałowej ATM (tys. zł)

Wyszczególnienie	2006		2005	
	Wartość	Udział	wartość	Udział
Kraj	87 125	99,6%	72 012	99,2%
Eksport	338	0,4%	550	0,8%
Razem	**87 463**	**100,0%**	**72 562**	**100,0%**

Sprzedaż krajowa kierowana jest do nadawców telewizyjnych oraz podmiotów związanych z telewizyjnymi mediami. Wyszczególnienie sprzedaży Grupy kapitałowej ATM w podziale na głównych odbiorców przedstawia poniższa tabela.

Wartościowa struktura sprzedaży Grupy kapitałowej według odbiorców (tys. zł)

Wyszczególnienie	2006		2005	
	wartość	Udział	wartość	Udział

Wyszczególnienie	2006		2005	
	wartość	Udział	wartość	Udział
Telewizja Polsat	44 864	51,3%	33 635	46,4%
Magna Entertainment	20 255	23,2%	13 251	18,3%
- w tym na rzecz TVP	12 180	13,9%	7 108	9,8%
Polskie Media S.A.	1 928	2,2%	13 109	18,1%
TVP S.A. Warszawa	10 054	11,5%	5 192	7,2%
Inni	10 362	11,8%	7 375	10,2%
Razem	**87 463**	**100,0%**	**72 562**	**100,0%**

Grupa kapitałowa ATM w ciągu ostatnich dwóch lat sprzedawała większość swojej produkcji (prawie 90%) do czterech odbiorców krajowych - Telewizji POLSAT, TVP S.A., Polskich Mediów oraz Magna Entertainment, przy największym udziale Telewizji POLSAT. W 2005 roku udział telewizji publicznej wyniósł ponad 7%. Wysoka jakość tych produkcji poparta wysoką oglądalnością spowodowała podjęcie decyzji o kontynuacji wybranych tytułów i uruchomieniu kolejnych nowych - został zamówiony przez TVP nowy teleturniej „Oto jest pytanie" oraz kolejne 12 odcinków serialu „Pitbull". W efekcie dało to w minionym roku wzrost udziału TVP do około 12%. Warto też podkreślić, że sprzedaż niektórych programów emitowanych w telewizji publicznej (telenowela „Warto kochać") jest realizowana za pośrednictwem Magna Entertainment. Z uwzględnieniem tego tytułu udział TVP stanowi ponad 25% przychodów ogółem.

7. Źródła zaopatrzenia

Grupa kapitałowa ATM, ze względu na charakter działalności oraz przyjęte zasady biznesowe współpracuje z liczną grupą dostawców, których liczba waha się w przedziale od około 1300 do 2200 podmiotów i osób fizycznych. Wśród dostawców zewnętrznych nie można wyróżnić kontrahentów, których wartość dostaw z jednoczesną ich regularnością wskazywałaby na istotne uzależnienie.

Z punktu widzenia modelu biznesowego w jakim funkcjonuje Grupa kapitałowa ATM wszystkich dostawców można podzielić na dwie grupy podmiotów.

Pierwszą z nich stanowią dostawcy wszelkiej infrastruktury techniczno-logistycznej potrzebnej do realizacji programów (dealerów sprzętu telewizyjnego, firm wynajmujących, kontrahentów dysponujących studiami i halami do produkcji telewizyjnej) oraz dostawcy praw do programów, tzw. licencji a także agencje aktorskie. Wartość dostaw z tytułu zakupu licencji charakteryzuje się dość dużą zmiennością, ze względu na fakt, iż część produkcji realizowanych jest w oparciu o licencje zakupione przez nadawców oraz na podstawie własnych formatów i scenariuszy.

Drugą grupę dostawców, istotnych dla Grupy kapitałowej ATM stanowią natomiast osoby fizyczne świadczące usługi w oparciu o umowę o dzieło, będące bezpośrednimi wykonawcami poszczególnych programów telewizyjnych. Są to reżyserzy, kierownicy produkcji oraz pozostałe osoby stanowiące łącznie zespół realizatorski danego programu, w tym także aktorzy. Koncepcja oparcia dostaw usług związanych z bezpośrednią realizacją programów na jednorazowych umowach o dzieło umożliwia realizację istotnych celów biznesowych na poziomie operacyjnym, w tym:

- minimalizację kosztów dostaw,
- ograniczenie stałego zatrudnienia,
- swobodny wybór dostawców,
- uzyskiwanie wysokiej jakości dostaw,
- minimalizację udziału kosztów stałych.

Struktura dostaw Grupy kapitałowej ATM jest stosunkowo dobrze zdywersyfikowana. Biorąc pod uwagę charakter i rodzaj usług dostarczanych przez największych dostawców brak jest czynników uzależniających Grupę Kapitałową ATM od któregokolwiek z dostawców. Strukturę dostaw przedstawia poniższa tabela, wg kolejności największych dostawców Grupy Kapitałowej ATM w 2006r.

Wartościowa struktura dostaw Grupy kapitałowej ATM (tys. zł)

Wyszczególnienie	2006		2005	
	Wartość	Udział	wartość	Udział
GRUPPA WIDAJEWICZ RAFAŁ	6 401	8,1%	6 130	9,3%
DZIKI FILM SP. ZO.O.	4 326	5,5%	1 396	2,1%
HOWELL S.A.	4 155	5,3%	-	-
GRUPA FILMOWA SP. ZO.O.	3 590	4,6%	-	-
MTL MAXFILM SP. ZO.O.	2 078	2,6%	-	-
WRÓBLEWSKI JACEK DDPZ	2 008	2,5%	2 059	3,1%
EKO-PARK S.A.	1 902	2,4%	-	-
TOPACZ INVESTMENT SP. ZO.O.	1 615	2,1%	938	1,4%
HELI INVEST SP. ZO.O.	1 586	2,0%	-	-
COBEN SP. ZO.O.	1 473	1,9%	-	-
POZOSTALI, W TYM:	49 640	63,0%	55 175	84,0%
- świadczący usługi na podstawie umów o dzieło	17 595	22,3%	17 840	27,2%
Suma dostaw	**78 775**	**100,0%**	**65 698**	**100,0%**

Znaczny udział w dostawach takich firm jak: Gruppa Rafał Widajewicz, Grupa Filmowa Sp. z o.o., Dziki Film Sp. z o.o. oraz MTL Maxfilm Sp. z o.o. jest wynikiem przyjęcia przez zarząd nowego elementu strategii rozwoju spółki, polegającego na poszerzeniu możliwości produkcyjnych Grupy Kapitałowej ATM poprzez współpracę i koprodukcję z innymi producentami i firmami z branży telewizyjno-filmowej. Taka współpraca bądź koprodukcja umożliwia realizację nawet bardzo kosztownych projektów filmowych na wysokim, światowym poziomie, zapewnia także udział w realizowanych produkcjach znanych aktorów, jak i najwyższej klasy twórców: reżyserów, scenarzystów, operatorów.

Gruppa Rafał Widajewicz to podmiot świadczący od 2004r. na rzecz ATM Grupa S.A. usługi realizacyjne do serialu kryminalnego „Fala Zbrodni”. Znaczny udział w wartości dostaw warszawskiej spółki MTL Maxfilm Sp. z o.o. wynika natomiast ze wspólnego przedsięwzięcia, jakim była współpraca z ATM Grupa S.A. przy produkcji filmu fabularnego „Dlaczego nie!”. Wspólna produkcja zakończyła się dużym sukcesem – film „Dlaczego nie!” okazał się przebojem kinowym i jak do tej pory był najchętniej oglądanym filmem w 2007 r. Grupa Filmowa Sp. z o.o. to spółka we współpracy, z którą ATM Grupa S.A. realizuje nowy serial z gatunku political fiction „Ekipa” w reżyserii Agnieszki Holland. Film ukaże się na antenie jesienią 2007r. Dziki Film Sp. z o.o. to natomiast spółka producencka, z którą ATM Grupa S.A. współpracuje przy realizacji serialu „Pittbull”.

Znaczny udział w wartości dostaw spółki Eko - Park S.A. wynika z transakcji zakupu nieruchomości w Warszawie przeznaczonej na nowe biuro i studio.

Duży obrót ze spółką Heli Invest Sp. z o.o. związany jest natomiast z planowanym zakupem na potrzeby ATM Grupy S.A. helikoptera. Kwota 1 586 tys. zł stanowi zaliczkę wpłaconą przez Spółkę w 2006r. na rzecz Heli Invest Sp. z o.o.

Wśród znaczących dostawców Grupy Kapitałowej ATM znajdują się także takie podmioty jak: Coben Sp. z o.o. i Wróblewski Jacek DPZZ. Firmy te to inwestorzy zastępczy spółki ATM Investment Sp. z o.o. w zakresie budowy osiedla domków mieszkalnych, które następnie spółka odsprzedaje osobom trzecim. Rozliczenie pierwszego etapu budowy domków przyniosło spodziewane, wysokie wyniki, ATM Investment przewiduje zatem duży zysk z ukończenia całego przedsięwzięcia.

Wysoki udział w strukturze dostaw spółki Howell S.A. wynika natomiast z jednorazowej transakcji zakupu działki w Bielanach Wrocławskich - zakupiona działka przylega bezpośrednio do gruntu, na którym budowane jest nowe studio spółki ATM Grupa S.A.

Znaczącym dostawcą Grupy Kapitałowej ATM jest także spółka powiązana - Topacz Investment Sp. z o.o. Firma ta świadczy na rzecz Grupy Kapitałowej ATM przede wszystkim usługi wynajmu: hali zdjęciowej oraz obiektów magazynowych i zdjęciowych.

W 2006r. zmalał udział spółki BRE Leasing Sp. z o.o. w dostawach do Grupy Kapitałowej, która jeszcze do minionego roku była znaczącym dostawcą (wartość dostaw od BRE Leasing w 2005r. dla Grupy Kapitałowej ATM wynosiła 2.474 tys. zł, natomiast w 2006r. już tylko 517 tys. zł). Dzięki umowom zawieranym ze spółką BRE Leasing spółki ATM dysponowały od 2001 r. profesjonalnym sprzętem telewizyjnym wykorzystywanym do realizacji bieżących produkcji spółki. W związku z tym że większość

umów leasingowych zakończyła się, wartość dostaw w 2006r. uległa zmniejszeniu. Obecnie spółki ATM dysponują nadwyżkami środków pieniężnych, a nadto planowana w połowie tego roku emisja nowych akcji pozwoli na dodatkowe znaczne zwiększenie ich stanu, w związku z czym nie jest planowane w najbliższym czasie zawarcie nowych umów leasingowych mimo zamiaru zakupu nowego i zaawansowanego technologicznie sprzętu telewizyjnego.

Opis transakcji o dużej wartości z podmiotami powiązanymi

Podmiotem powiązanym, z którym Spółka zawarła w okresie sprawozdawczym transakcje o łącznej wartości przekraczającej 500 tys. EUR jest spółka zależna ATM System. Na transakcje te składały się liczne usługi świadczone przez spółkę, których ceny oparte były o ceny rynkowe i mieściły się w zakresie typowych rodzajów usług oferowanych przez nie tzn.: usługi montażowe, realizacyjne, wynajmu sprzętu, dźwiękowe, oświetleniowe, informatyczne oraz transportowe.

8. Znaczące umowy i umowy ubezpieczenia

Umowa z dnia 6.02.2006 roku z Telewizją POLSAT S.A., na realizację przez spółkę na rzecz telewizji kolejnej serii odcinków serialu pt. "Pierwsza miłość" o wartości 9 545 tys. złotych. Umowa została uznana za znaczącą ze względu na jej wartość, która przekracza 10% kapitałów własnych spółki.

Umowa z dnia 31.05.2006 roku z Magna Entertainment Sp. z o.o. na realizację kolejnej serii odcinków serialu kryminalnego pt. „Fala zbrodni" o wartości 5.164,6 tys. zł oraz umowa z dnia 20.10.2006 roku z Magna Entertainment Sp. z o.o. na realizacje dalszych odcinków serialu kryminalnego „Fala zbrodni" o wartości 2.670,4 tys. zł. Umowy powyższe zostały uznane za znaczące, gdyż ich łączna wartości w skali roku przekroczyła 10% kapitałów własnych i wyniosła 7.835 tys. zł.

Umowa z dnia 17 .07.2006 roku z Telewizją POLSAT S.A., na realizację przez spółkę na rzecz telewizji kolejnej serii odcinków serialu pt. „Pierwsza miłość" o wartości 10.465 tys. zł. Umowa została uznana za znaczącą ze względu na jej wartość , która przekracza 10% kapitałów własnych.

Umowa z dnia 23.08.2006 roku z MTL Maxfilm Spółka z o.o. na koprodukcję filmu fabularnego „Dlaczego nie", którego premiera kinowa odbyła się 19 stycznia 2007r. Umowa gwarantuje równe wykorzystanie przysługujących praw do filmu fabularnego oraz uzyskanych wpływów . Umowa uznana została za znaczącą z uwagi na faktem, iż strony traktują jej zawarcie jako początek długofalowej współpracy w zakresie wspólnych produkcji telewizyjnych i filmowych.

Umowa z dnia 20.10.2006 roku z „Grupą filmową" Spółka z o.o. jako producentem wykonawczym na realizację serialu kryminalnego pt. "Ekipa". Umowa została uznana za znaczącą ze względu na jej wartość, która przekracza 10% kapitałów własnych.

Umowa z dnia 14.12.2006 roku z Telewizją POLSAT S.A., na realizację przez spółkę na rzecz telewizji kolejnej serii odcinków serialu pt. „Pierwsza miłość" o wartości 8.320 tys. zł. Umowa została uznana za znaczącą ze względu na jej wartość , która przekracza 10% kapitałów własnych.

Grupa kapitałowa ATM jest stroną szeregu umów ubezpieczenia zawartych z TUiR „WARTA" S.A. oraz TU Allianz Polska SA.
Z istotniejszych umów ATM GRUPA S.A. obowiązujących na koniec okresu sprawozdawczego należy wymienić:

- polisę TUiR WARTA S.A. na ubezpieczenie spółki z tytułu odpowiedzialności cywilnej związanej z prowadzoną działalnością na sumę gwarancyjną 2 mln zł,
- polisę TUiR WARTA S.A. na ubezpieczenie sprzętu elektronicznego na sumę ubezpieczenia 7.232 tys. zł,
- polisa TUiR WARTA S.A. na ubezpieczenia mienia od wszystkich ryzyk na sumę ubezpieczenia 3 091 tys. zł.

Z istotniejszych umów ubezpieczenia ATM Investment Sp. z o.o. należy wymienić:

- polisę TUiR WARTA S.A. na ubezpieczenie spółki z tytułu odpowiedzialności cywilnej związanej z prowadzoną działalnością na sumę gwarancyjną 1 mln zł,
- polisa TUiR WARTA S.A. na ochronę mienia (studio telewizyjne) od wszystkich ryzyk na sumę gwarancyjną 9 200 tys. zł.

Z istotniejszych umów ubezpieczenia ATM System Sp. z o.o. należy wymienić:

- polisę TUiR WARTA S.A. na ochronę leasingowanego sprzętu elektronicznego na sumę gwarancyjną 1 901 tys. zł.
- polisę TUiR WARTA S.A. na ubezpieczenie spółki z tytułu odpowiedzialności cywilnej związanej z prowadzoną działalnością na sumę gwarancyjną 1 mln zł,
- polisę TUiR WARTA S.A. na ubezpieczenie własnego sprzętu elektronicznego na sumę gwarancyjną 10 540 tys. zł.

9. Kredyty, poręczenia, gwarancje oraz udzielone pożyczki

Na koniec okresu sprawozdawczego ATM Grupa S.A. była stroną następujących umów pożyczki:
- umowy z dnia 27.12.2004 zawartej z ATM System Sp. z o. o. (pożyczkobiorca) na kwotę 2.000.000,- PLN z terminem obowiązywania do 12.04.2010 r.
- umowy z dnia 12.04.2005 zawartej z ATM System Sp. z o. o. (pożyczkobiorca) na kwotę 2.500.000,- PLN z terminem obowiązywania do 12.04.2010 r.
- umowa z dnia 09.11.2006r. zawartej z TV Promotion Group Spółka z o.o. (pożyczkobiorca) na kwotę 1.000.000,- PLN z terminem obowiązywania do 16.04.2007 r.
- umowa z dnia 10.11.2006r. zawarta z Topacz Investment Sp. z o.o.(pożyczkobiorca) na kwotę 500.000,- PLN z terminem obowiązywania do 31.01.2007r.
- umowa z dnia 24.07.2006r.zawarta z Katarzyną Zboralską (pożyczkobiorca) na kwotę 4.000,-PLN z terminem obowiązywania do 30.11.2007r.
- umowa z dnia 13.11.2006r. zawarta z Krzysztofem Dobrzyńskim (pożyczkobiorca) na kwotę 20.000,- PLN z terminem obowiązywania do 31.05.2007r.

Na koniec okresu sprawozdawczego z pozostałych jednostek Grupy Kapitałowej tylko ATM System był stroną (jako pożyczkodawca) umów pożyczek, poza umowami pożyczek udzielonymi jej przez ATM Grupa S.A.
ATM System Spółka z o.o. na dzień 31.12.2006r. była stroną następujących umów pożyczki:
- umowa z dnia 03.10.2006r. zawarta z Sebastianem Katyńskim (pożyczkobiorca) na kwotę 5.000,- PLN z terminem spłaty 03.02.2007r.
- umowa z dnia 12.12.2006r. zawarta z Piotrem Siwcem (pożyczkobiorca) na kwotę 7.000,- PLN z terminem spłaty 12.06.2007r.
- umowa z dnia 05.07.2006r. zawarta z Honoratą Korchut (pożyczkobiorca) na kwotę 1.000,- PLN z terminem spłaty 05.05.2007r.
- umowa z dnia 17.08.2006r. zawarta z Sebastianem Malinowskim (pożyczkobiorca) na kwotę 4.000,- PLN z terminem spłaty 17.02.2007r.

Na koniec okresu sprawozdawczego ATM Grupa S.A. jest dłużnikiem wekslowym na zabezpieczenie następujących wierzytelności:
- Raiffeisen-Leasing Polska S.A. z tytułu umowy leasingu nr H6224F – do kwoty 678 tys. PLN.
- Raiffeisen-Leasing Polska S.A. z tytułu umowy leasingu nr HC968G – do kwoty 100 tys. PLN.
- Raiffeisen-Leasing Polska S.A. z tytułu umowy leasingu nr I3927T – do kwoty 66 tys. PLN.

Na koniec okresu sprawozdawczego ATM Grupa S.A. jest poręczycielem następujących wierzytelności ATM System Sp. z o.o:
- BRE LEASING Sp. z o.o., z tytułu umowy leasingu - do kwoty 1 927 tys. zł.

Na koniec okresu sprawozdawczego jednostki Grupy ATM są stronami następujących zobowiązań: poręczeń, gwarancji i zobowiązań wekslowych poza opisanymi powyżej:
- ATM System jest dłużnikiem wekslowym BRE LEASING Sp. z o.o. z tytułu umowy leasingu do kwoty 1 927 tys. zł.

10. Opis czynników i zdarzeń (w tym nietypowych), które miały znaczący wpływ na działalność Grupy kapitałowej ATM oraz osiągnięty wynik

- Zakup w dniu 6 stycznia 2006 r. przez spółkę ATM Investment działki o pow. 6,7 ha w Bielanach Wrocławskich, przylegającej do obecnej siedziby Grupy kapitałowej.
- Zawarcie w dniu 9 stycznia 2006 roku umowy z Telewizją Polsat S.A. na wyprodukowanie kolejnych 81 odcinków teleturnieju „Gra w ciemno”.

- Podpisanie w dniu 25 stycznia 2006 roku umowy z Magna Entertainment Sp. z o.o. na wyprodukowanie kolejnej 35-odcinkowej serii telenoweli „Warto kochać" emitowanej w TVP1.
- Złożenie w dniu 27.02.2006 roku przez Okila Khamidova rezygnacji z pełnienia funkcji Członka Zarządu.
- Zawarcie w dniu 1 marca 2006 roku umowy z Telewizją POLSAT na realizację kolejnych 36-u odcinków teleturnieju „Gra w ciemno".
- Zawarcie w dniu 25 marca 2006 roku umowy z Telewizją POLSAT na realizację 13-u odcinków makeover show pt. „Chcę być piękna".
- Podpisanie w dniu 3 kwietnia 2006 roku umowy z Polskimi Mediami (TV4) na realizację 50-u odcinków teleturnieju „Przetrwanie".
- Udział w kwietniu jako wystawca w międzynarodowych targach telewizyjnych MIPCOM w Cannes.
- Udział w kwietniu w festiwalu Rose d'Ore w Lucernie, w związku z otrzymaniem nominacji do nagrody głównej dla telenoweli „Pierwsza miłość".
- Odbycie się w dniu 25.05.2006 r. Zwyczajnego Walnego Zgromadzenia Akcjonariuszy, które podjęło uchwałę o przeznaczeniu prawie całego zysku netto spółki ATM Grupa S.A. na dywidendę oraz powołało Radę Nadzorczą na kolejną kadencję.
- Udział w czerwcu jako wystawca w międzynarodowych targach telewizyjnych DISCOP w Budapeszcie.
- Zawarcie w dniu 1 sierpnia 2006 roku umowy z Telewizją Polską S.A. na realizację pierwszych 12 odcinków teleturnieju „Oto jest pytanie".
- Zawarcie w dniu 17 lipca umowy znaczącej z Telewizją POLSAT S.A. na realizację kolejnych odcinków telenoweli „Pierwsza miłość". Wartość umowy wyniosła 10.465 tys. złotych.
- Sprzedaż w dniu 8 sierpnia 2006 r. udziałów spółki zależnej Tele Video Media Sp. z o.o, (szczegóły dotyczące transakcji w pkt. 16).
- Zawarcie w dniu 23 sierpnia 2006 r. ze spółką MTL Maxfilm Sp. z o. o. umowy koprodukcji kinowego filmu fabularnego w reżyserii Ryszarda Zatorskiego pt. „Dlaczego nie!".
- Zawarcie w dniu 12.09.2006r. umowy z Telewizją Polsat S.A. na realizację kolejnych 59 odcinków teleturnieju „ Gra w ciemno".
- Podpisanie w dniu 06.10.2006r. umowy z Magna Entertainment Sp. z o.o. na realizację kolejnych 20 odcinków telenoweli „ Warto kochać" emitowanej w Telewizji Polskiej S.A.
- Podpisanie w dniu 06.10.2006r. z Telewizją Polska S.A. umowa z na realizację 13 odcinków teleturnieju „Oto jest pytanie".
- Podpisanie w dniu 20.10.2006r. umowy z Magna Entertainment Sp. z o.o. na realizację kolejnych 8 odcinków serialu „ Fala Zbrodni".
- Zawarcie w dniu 20.10.2006 znaczącej umowy produkcyjnej z „Grupą Filmową" na realizację 14 odcinków serialu telewizyjnego „Ekipa".
- Podpisanie umowy w dniu 10.11.2006r. z Endemol Polska Sp. z o.o. na realizację 17 odcinków teleturnieju „Eureko, ja to wiem".
- Podpisanie listu intencyjnego z Telewizją Polską
- Podpisanie w dniu 16.11.2006r. z Telewizją Polska S.A. umowa z na realizację kolejnych 15 odcinków teleturnieju „Oto jest pytanie".
- Zawarcie w dniu 28.11.2006r. umowy produkcyjnej z Paisa Films Sp. z o.o. na usługi realizacyjne 13 odcinków serialu „I kto tu rządzi" (na licencji Sony Pictures Television International).
- Podpisanie w dniu 12.12.2006r. umowy z Telewizją Polską S.A. na realizację kolejnych 16 odcinków serialu „Biuro Kryminalne".
- Zawarcie w dniu 14.12.2006r. umowy z Telewizją Polsat S.A. na realizację kolejnych odcinków telenoweli „ Pierwsza Miłość".
- Zawarcie w dniu 15.12.2006r. z producentem z Irlandii umowy na mocy, której emitent udzielił licencji na udźwiękowienie i emisję na terenie Irlandii serii pierwszych odcinków telenoweli „Pierwsza miłość".
- Rozpoczęcie w grudniu współpracy z Wirtualną Polską w zakresie realizacji na jej rzecz programów do uruchomionego przez nich serwisu telewizji internetowej.
- Zawarcie w dniu 15.12.2007r. z Aldentro sp. z o.o. porozumienia na realizację kolejnych ośmiu odcinków „Fali zbrodni".
- Wyprodukowanie na przestrzeni roku obrotowego przez ATM System kilkanastu relacji z meczów I Ligi Piłki Nożnej dla Canal + oraz kilkanastu relacji z meczów bokserskich i koszykówki dla Polsatu oraz TVP 3.

W okresie sprawozdawczym nie wystąpiły zdarzenia nietypowe, które miały wpływ na wynik z działalności.

11. Omówienie perspektyw rozwoju działalności oraz strategii rozwoju

Grupa kapitałowa ATM koncentruje się na działalności w zakresie szeroko rozumianej produkcji telewizyjno-filmowej. Celem strategicznym Grupy kapitałowej ATM jest maksymalizacja wartości w wyniku:

- utrzymania pozycji lidera wśród producentów telewizyjno-filmowych na rynku krajowym, zarówno poprzez dostarczanie największej ilości programów telewizyjnych oraz o jak największym zróżnicowaniu gatunkowym, jak też poprzez realizację programów charakteryzujących się najwyższą oglądalnością,
- dywersyfikacji źródeł przychodów rozumianej jako:
  - poszerzenie kręgu dotychczasowych odbiorców,
  - pozyskanie nowych rynków działania poprzez wejście z ofertą licencyjną i produkcyjną na rynki zachodnie,
  - zwiększenie liczby gatunków produkowanych programów ze szczególnym naciskiem na telenowele i seriale telewizyjne,
  - zwiększenie rodzajów świadczonych usług, w tym o nowatorskie na rynku polskim produkcje i formaty skierowane do dostawców usług telewizji interaktywnej i wideo na żądanie,
- prowadzenia działań we wszystkich etapach tworzenia produkcji telewizyjnej, począwszy od pomysłów i koncepcji programowych, poprzez ich realizację, postprodukcję aż do oddania gotowego do emisji materiału,
- utrzymania zdobytych przewag konkurencyjnych.

Utrzymanie pozycji lidera na krajowym rynku produkcji telewizyjno-filmowej

Grupa kapitałowa ATM zamierza utrzymać pozycję największego dostawcy programów telewizyjnych dla krajowych nadawców. Poza rozwojem dotychczasowych i sprawdzonych na rynku form telewizyjnych jak: reality show, sitcom, teleturniej, działalność ATM Grupa S.A. została nakierowana na rozszerzenie zakresu produkcji o nowe gatunki, w szczególności telenowele jak również na umiejętność kierowania do odbiorców nowych propozycji programowych stanowiących następców programów, których czas życia się zakończył. Więcej o nowych pozycjach programowych w minionym roku można przeczytać w pkt. 5.

Wysoka pozycja rynkowa dotychczasowych produkcji zrealizowanych przez Grupę kapitałową ATM, dysponowanie możliwościami technicznymi i organizacyjnymi do realizacji każdego rodzaju formatu telewizyjnego oraz działania biznesowe podejmowane przez Grupę kapitałową ATM powinny w ocenie Zarządu zaowocować większą liczbą nowych zleceń na realizację produkcji telewizyjnej, zarówno od Telewizji POLSAT, dla której planowana jest produkcja na co najmniej dotychczasowym poziomie, jak również od innych nadawców krajowych w szczególności do telewizji publicznej.

Dywersyfikacja źródeł przychodów

W celu pełnego wykorzystania zwiększonego w wyniku realizowanych i planowanych inwestycji potencjału produkcyjnego i maksymalizacji wartości firmy, Grupa kapitałowa ATM zamierza uzyskać większą od obecnej dywersyfikację źródeł przychodów. ATM Grupa S.A. osiągnęła już, zgodnie z wcześniejszym zamiarem, cel polegający na rozszerzeniu produkcji oraz zdobyciu doświadczenia w realizacji różnorodnych gatunków telewizyjnych, uniezależniając się tym samym od okresowych zmian zainteresowania widzów wybranymi rodzajami programów. Obecna strategia zakłada dalszą dywersyfikację przychodów, która obejmować będzie następujące obszary:

- grupy odbiorców (pozyskanie zamówień na produkcje do telewizji publicznej – więcej o produkcjach skierowanych do TVP można przeczytać w pkt. 6 „Rynki zbytu”),
- rozszerzenie oferty programowej o kolejne programy z gatunku telenowel, charakteryzujące się bardzo długim, wieloletnim okresem emisji oraz wysoką częstotliwością emisji, dając stabilny i wysoki przychód;
- rynki działania obejmujące: rynki Europy Zachodniej oraz Ameryki,
- produkty (jako jedyna polska firma producencka, Grupa Kapitałowa ATM rozpoczęła sprzedaż na rynkach międzynarodowych własnych formatów telewizyjnych).

Prowadzenie działań we wszystkim etapach tworzenia produkcji telewizyjnej

Grupa kapitałowa ATM zamierza aktywnie prowadzić działalność przygotowywania, realizacji i sprzedaży produkcji telewizyjnej. Grupa kapitałowa ATM planuje w większym niż obecnie stopniu wykorzystywać własne pomysły, które pozwolą w stosunku do realizowanej przez Grupę kapitałową ATM produkcji programów i filmów, dysponować prawami autorskimi. Grupa kapitałowa ATM zamierza sprzedawać zarówno produkcję, jak również wykorzystując kontakty i znajomość innych rynków, prawa autorskie (opcje programowe oraz licencje) do swoich programów. Docelowo, Grupa kapitałowa ATM zamierza stworzyć bibliotekę programów (zbiór pomysłów, gotowych formatów oraz scenariuszy, na podstawie których konstruować można programy telewizyjne dostosowane do potrzeb określonego nadawcy

telewizyjnego) poprzez skupowanie praw autorskich, licencji oraz opcji na licencje i wykorzystywać je do własnej produkcji bądź dalszej odsprzedaży. W tym też celu Grupa kapitałowa ATM jako jedyny polski producent, co roku uczestniczy jako wystawca w międzynarodowych targach telewizyjnych MIPCOM w Cannes a ponadto jest członkiem stowarzyszenia Sparks skupiającego grupę największych niezależnych, producentów telewizyjnych pochodzących z różnych krajów. Przynależność ta daje bezpłatny dostęp do opcji na formaty, których właścicielami są członkowie stowarzyszenia.

Utrzymanie zdobytych przewag konkurencyjnych.

W ramach dotychczasowej działalności Grupa kapitałowa ATM uzyskała liczne przewagi konkurencyjne w stosunku do innych producentów telewizyjnych. Czynniki te w dużym stopniu stały się źródłem sukcesu rynkowego odniesionego przez Grupę kapitałową ATM. Zamiarem Grupy kapitałowej ATM jest utrzymanie tych przewag. Należy do nich zaliczyć przede wszystkim: (i) wysoki profesjonalizm kadry zarządzającej i kluczowych współpracowników odpowiedzialnych za produkcję telewizyjną, (ii) system budżetowania i organizacji produkcji telewizyjnej zapewniający wysoką efektywność, (iii) relatywnie tani rynek podwykonawców, (iv) posiadanie najnowocześniejszej w Polsce i jednej z najnowocześniejszych w Europie infrastruktury technicznej, (v) niski udział kosztów stałych.

12. Czynniki zewnętrzne i wewnętrzne istotne dla rozwoju Grupy kapitałowej ATM

Na realizację planowanej strategii rozwoju oraz na przyszłe wyniki Grupy kapitałowej ATM wpływać będą czynniki, które można podzielić na dwie grupy.

Z czynników zewnętrznych związanych z otoczeniem rynkowym Grupy kapitałowej ATM należy wymienić:

- koniunktura gospodarcza w Polsce,
- popularność telewizji jako istotnego nośnika informacji i rozrywki oraz pozycja telewizji na rynku reklamy,
- preferencje odbiorców i stacji telewizyjnych w zakresie zawartości i nasycenia różnymi formatami telewizyjnymi ramówek telewizyjnych,
- wprowadzenie naziemnej telewizji cyfrowej,
- rozwój nowych kanałów dystrybucji treści wizyjnych, w szczególności IPTV i telewizji internetowej oraz komórkowej,
- koniunktura na rynku reklamy telewizyjnej,
- udział największego odbiorcy – Telewizji POLSAT w rynku telewizyjnym,
- tendencje na rynku produkcji telewizyjnej,
- rozwój innych producentów telewizyjnych oraz wejście na polski rynek nowych podmiotów z kapitałem zagranicznym,
- rozwiązania prawne dotyczące rynku telewizyjnego i reklamowego.

Do czynników wewnętrznych mających wpływ na dalszy rozwój Grupy kapitałowej ATM można zaliczyć:

- możliwość dokonania inwestycji sprzętowych pozwalających na realizację wszelkich typów produkcji telewizyjnych za pomocą własnych środków produkcji,
- jakość kadry zarządzającej oraz kluczowych współpracowników odpowiedzialnych za produkcję telewizyjną,
- jakość i kompleksowość oferty Grupy kapitałowej ATM,
- dywersyfikacja sprzedaży – wzrost udziału przychodów z telewizji publicznej,
- pozycja w stosunku do najważniejszego odbiorcy Grupy kapitałowej ATM, tj. Telewizji POLSAT,
- posiadany potencjał i stosowane technologie, zapewniające możliwość realizacji różnego rodzaju zleceń oraz krótki czas realizacji zlecenia,
- pozyskanie dużej liczby długoterminowych kontraktów uniezależniające Grupy kapitałowej ATM od ryzyka pogorszenia sytuacji finansowej w wyniku utraty pojedynczego zlecenia,
- możliwość utrzymania uzyskanych przewag konkurencyjnych.

Wśród czynników zewnętrznych najbardziej istotny wpływ na wyniki Grupy kapitałowej ATM będą miały: koniunktura gospodarcza oraz koniunktura na rynku reklamy telewizyjnej. Czynniki te w dużym stopniu decydują o wysokości budżetów reklamowych podmiotów gospodarczych, które z kolei przekładają się na dochody nadawców telewizyjnych i możliwości zakupu przez nich zewnętrznej produkcji telewizyjnej od producentów telewizyjnych. Od 2003 roku notowany jest ciągły wzrost wartości rynku reklamy, wynikająca

również z podwyżki cen reklam, co przekłada się na zwiększenie budżetów przeznaczonych na zewnętrzną produkcję telewizyjną.

W dalszej perspektywie istotnym czynnikiem, który wywrze wpływ na rozwój Grupy kapitałowej ATM będzie miało wprowadzenie w Polsce naziemnej telewizji cyfrowej. Jej powstanie i rozwój będzie miało kolosalny wpływ na rozwój telewizji a tym samym rynku produkcji telewizyjnej, w którym Grupa kapitałowa ATM zamierza posiadać znaczący udział. Spowodowany możliwościami technicznymi nowej metody transmisji wzrost liczby kanałów zwiększy zapotrzebowanie telewizji na nowe coraz atrakcyjniejsze i zarazem droższe programy telewizyjne.

Podobną rolę w rozwoju rynku telewizyjnego może odegrać wprowadzenie, a następnie upowszechnienie usług telewizji interaktywnej oraz wideo na żądanie. Pozycja spółki jest o tyle korzystna, iż jest podmiotem z telewizyjnego rynku producenckiego, który uczestniczy (do momentu sprzedaży Tele Video Media jako właściciel spółki celowej realizującej projekt uruchomienia systemu dostarczającego takie usługi, obecnie jako partner Telefonii Dialog przygotowujący dedykowany do tego systemu kontent) w procesie uruchamiania nowatorskiego medium treści wizyjnych. Daje jej to dużą przewagę w stosunku do konkurencji w zakresie możliwości przygotowania oferty bądź gotowych już produkcji, wykorzystujących możliwości jakie daje interaktywność z widzem. Należy również podkreślić, że możliwości techniczne jakie daje transmisja sygnału wizyjnego za pośrednictwem sieci teleinformatycznych, znacząco przewyższają naziemną telewizję cyfrową, chociażby w ilości możliwych do transmisji kanałów telewizyjnych, która praktycznie jest nieograniczona.

Ze względu na duży udział Telewizji POLSAT w sprzedaży Grupy kapitałowej ATM, jej pozycja na rynku oraz sytuacja finansowa może mieć wpływ na wielkość środków przeznaczanych na produkcję zewnętrzną a tym samym na ilość zleceń skierowanych do Grupy kapitałowej ATM.

Wśród czynników wewnętrznych istotny wpływ na wyniki Grupy kapitałowej ATM będą miały: inwestycje w rozwój potencjału produkcyjnego, jakość kadry zarządzającej oraz kluczowych współpracowników odpowiedzialnych za produkcję telewizyjną oraz pozycja w stosunku do głównego odbiorcy tj. Telewizji POLSAT.

W odniesieniu do kadry współpracowników odpowiedzialnych za produkcję telewizyjną, Grupa kapitałowa ATM zamierza utrzymać wysoki poziom profesjonalizmu swoich współpracowników.

Dużą rolę we wzroście produkcji Grupy kapitałowej ATM odegra kontynuacja współpracy z telewizją publiczną. Zanotowany w 2006 roku wzrost udziału przychodów z TVP z 7 do 12% (a przy uwzględnieniu sprzedaży programów do Magna Entertainment, które emitowane są w TVP nawet do) potwierdza umocnienie się dotychczasowej kooperacji i dobre perspektywy do dalszego zwiększania się jej skali.

Zamiarem Grupy kapitałowej ATM jest również utrzymanie dobrej współpracy z Telewizją POLSAT jako.

13. Struktura bilansu oraz ocena zarządzania zasobami finansowymi

SKONSOLIDOWANY BILANS	Udział [%]	31.12.2006	Udział [%]	31.12.2005
A k t y w a				
Aktywa trwałe				
Wartość firmy	0,0%	18	0,0%	18
Inne wartości niematerialne i prawne	0,3%	317	0,3%	277
Rzeczowe aktywa trwałe	33,1%	32 691	37,9%	34 303
Nieruchomości inwestycyjne	4,1%	4 083	0,2%	147
Inwestycje w jednostkach stowarzyszonych		-		-
Inwestycje dostępne do sprzedaży				
Aktywa z tytułu odroczonego podatku dochodowego	0,8%	761	0,9%	818
Inne długoterminowe rozliczenia międzyokresowe		-	0,0%	6
Pozostałe aktywa trwałe	0,1%	81	0,0%	18
Aktywa trwałe razem	**38,4%**	**37 951**	**39,3%**	**35 587**

Aktywa obrotowe				
Zapasy	5,9%	5 805	3,4%	3 043
Kwota brutto należna od zamawiających z tytułu prac wynikających z umów długoterminowych		-		-
Należności z tytułu dostaw i usług oraz pozostałe należności	37,7%	37 272	30,9%	28 004
Inne krótkoterminowe aktywa finansowe0 lokaty		-		-
Środki pieniężne i ich ekwiwalenty	17,7%	17 469	26,2%	23 684
Pozostałe aktywa obrotowe	0,2%	244	0,3%	236
Aktywa obrotowe razem	**61,6%**	**60 790**	**60,7%**	**54 967**
A k t y w a r a z e m	**100,0%**	**98 741**	**100,0%**	**90 554**
P a s y w a				
Kapitał własny przypisany do podmiotu dominującego				
Kapitał podstawowy	7,3%	7 200	8,0%	7 200
Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej	42,9%	42 407	46,8%	42 407
Kapitał z aktualizacji wyceny		-		-
Akcje własne		-		-
Pozostałe kapitały		-		-
Kapitał z transakcji zabezpieczających oraz z przeliczenia jednostek zagranicznych		-		-
Niepodzielony wynik finansowy	33,8%	33 393	25,5%	23 072
Kapitały mniejszościowe	0	0	0	0
Kapitał własny razem	**84,1%**	**83 000**	**80,3%**	**72 679**
Zobowiązania długoterminowe i rezerwy				
Kredyty i pożyczki długoterminowe		-		-
Rezerwa z tytułu odroczonego podatku dochodowego	0,7%	664	1,0%	901
Zobowiązania finansowe	0,7%	650	1,5%	1 337
Rezerwy długoterminowe		-		-
Zobowiązania długoterminowe razem	**1,3%**	**1 314**	**2,5%**	**2 238**
Zobowiązania krótkoterminowe				
Zobowiązania z tytułu dostaw i usług oraz pozostałe zobowiązania	10,1%	9 996	12,1%	10 959
Kredyty i pożyczki krótkoterminowe		-		-
Krótkoterminowa część kredytów i pożyczek długoterminowych		-		-
Krótkoterminowe zobowiązania z tytułu podatku	2,8%	2 752	1,5%	1 382
Rezerwy krótkoterminowe	1,1%	1 045	0,7%	592

Rozliczenia międzyokresowe	0,6%	634	3,0%	2 704
Zobowiązania krótkoterminowe razem	**14,6%**	**14 427**	**17,3%**	**15 637**
Zobowiązania razem	**15,9%**	**15 741**	**19,7%**	**17 875**
P a s y w a r a z e m	**100,0%**	**98 741**	**100,0%**	**90 554**

Struktura bilansu Grupy Kapitałowej ATM w stosunku do roku ubiegłego uległa zmianom. Przede wszystkim na skutek wzrostu obrotów i wyniku finansowego wzrosła suma bilansowa (wzrost o 9,0 % w stosunku do roku 2005). Wysoki stan zapasów w 2006 roku (wzrost o 2 762 tys. zł w porównaniu z rokiem ubiegłym) spowodowany jest wysokim stanem produkcji w toku (stanowiącej 96,3% wartości zapasów). Zwiększenie skali działalności Grupy Kapitałowej spowodowało wzrost należności o 33% w stosunku do roku 2005.

Grupę kapitałową cechuje stabilna struktura finansowania, w strukturze pasywów pozycją dominującą są kapitały własne, które stanowią 84,1% pasywów ogółem i aż pięciokrotnie przewyższają wartość zobowiązań i rezerw (w 2006 roku nastąpił wzrost kapitału własnego o 14,2% w porównaniu z rokiem poprzednim.)
Ocenę zarządzania zasobami finansowymi sporządzono na bazie analizy wskaźnikowej, opartej o wskaźniki rentowności, płynności, wskaźniki rotacji majątku oraz wskaźniki zadłużenia, na podstawie danych z bilansu dotyczącego całej działalności Grupy Kapitałowej oraz danych z rachunku wyników uwzględniającego działalność kontynuowaną (z wyłączeniem działalności spółki Tele Video Media w związku z jej sprzedażą).

Ocena zyskowności i rentowności działalności

Podstawowe wielkości służące ocenie rentowności Grupy Kapitałowej ATM przedstawia poniższa tabela. Podobnie jak w roku ubiegłym Grupa Kapitałowa uzyskała bardzo dobre wskaźniki rentowności.

Wskaźniki rentowności Grupa Kapitałowa ATM

Wyszczególnienie	**2006**	**2005**
Przychody ze sprzedaży netto (tys zł)	87 463	72 562
Zysk ze sprzedaży (tys zł)	31 096	20 561
Zysk operacyjny (tys zł)	23 148	14 903
EBITDA (tys zł)	28 763	19 934
Zysk netto (tys zł)	19 825	11 872
Rentowność sprzedaży (w %)	35,6	28,3
Rentowność działalności operacyjnej (w %)	26,5	20,5
Rentowność netto (w %)	22,7	16,4
Rentowność aktywów (w %)	20,1	13,1
Rentowność kapitału własnego (w %)	23,9	16,3

Przychody skonsolidowane Grupy Kapitałowej ATM za 2006 rok wyniosły 87,5 mln zł, co stanowi aż 20,5% wzrost w stosunku do roku ubiegłego. W 2006r. nastąpił również znaczący wzrost zysków, Grupa Kapitałowa wypracowała na każdym poziomie działalności zysk o ponad połowę wyższy w stosunku do roku poprzedniego. Mimo, że w 2006 roku wzrosły koszty zarządu, zysk z działalności operacyjnej wzrósł w stosunku do roku poprzedniego o 55,3%. Zwiększenie kosztów zarządu Grupy Kapitałowej związane było przede wszystkim z dynamicznym rozwojem działu programowego spółki ATM Grupa odpowiedzialnego m.in. za pozyskiwanie nowych formatów telewizyjnych, jak i za sprzedaż własnych formatów za granicę, wzrostem amortyzacji w każdej ze spółek (zakup przez spółki nowych środków trwałych, m.in. środków transportu, jak i wartości niematerialnych i prawnych - zakup nowego systemu finansowo – księgowego dla całej Grupy, który spełnia wszelkie wymogi sprawozdawczości giełdowej). Wpływ na wzrost kosztów zarządu miał także nieznaczny wzrost zatrudnienia i wynagrodzeń w spółkach ATM w 2006 roku.
W związku ze zwiększonymi obrotami w 2006 roku zysk netto wypracowany przez Grupę Kapitałową wyniósł 19 825 tys zł, co stanowi 67% wzrost w stosunku do roku 2005.

Tak duży wzrost zysku wynikł przede wszystkim z dużego udziału wysokorentownych, kontynuowanych produkcji tj. „Pierwszej Miłości", „Gry w ciemno" oraz „Fali Zbrodni" – nieobarczonych dużymi kosztami uruchomienia a procentującymi zdobytym doświadczeniem i doskonałą organizacją produkcji, a także wykorzystaniem istniejącej już infrastruktury użytej w trakcie realizacji pierwszych programów.
W 2006r. ATM Grupa wznowiła także produkcję serialu kryminalnego „Pitbull" oraz nagrywanego od 1999 roku sitcomu „Świat wg Kiepskich".

Wpływ na zwiększenie rentowności w 2006r. miało również uzyskanie przychodów z dodatkowych pól eksploatacji programów telewizyjnych, przede wszystkim wpływy z sms-ów (668 tys zł). Należy tu podkreślić, że charakteryzują się one bardzo wysoką rentownością, koszty uzyskania tych przychodów w przypadku programów realizowanych na podstawie własnych formatów są bowiem praktycznie zerowe. W 2006 roku zwiększyły się także przychody z tytułu usług reklamowych – w porównaniu z rokiem ubiegłym wzrosły o prawie 60%. Usługi reklamowe świadczone przez spółkę to przede wszystkim świadczenia sponsorskie, uzyskiwane ze wskazania przed audycją lub po jej zakończeniu firmy sponsora.

W poprzednich latach na przychody Grupy Kapitałowej ATM wpływ miały przede wszystkim przychody uzyskiwane przez spółkę ATM Grupa S.A. (w 2005 roku stanowiły one aż 97% przychodów Grupy, a w 2004 roku 96%). W 2006 roku widoczny jest natomiast wzrost przychodów spółek zależnych ATM System Sp. z o.o. i ATM Investment Sp. z o.o. uzyskanych poza grupą kapitałową, wpływających w istotny sposób na zwiększenie rentowności całej grupy.

Znaczący wpływ na przychody Grupy Kapitałowej w 2006 roku miała prowadzona przez ATM Investment Sp. z o.o. działalność deweloperska. Przychody z tej działalności w 2006 roku wyniosły ponad 6,5 mln zł, (w roku ubiegłym 259 tys zł). Budowa domków w zabudowie szeregowej w Bielanach Wrocławskich, której podjęła się spółka zależna, jest inwestycją jednorazową. W związku z tym, że w 2004 roku ATM Investment zakupiła po atrakcyjnej cenie dużą działkę (3,7 ha) przylegającą bezpośrednio do posiadanych już nieruchomości, postanowiła część z tej działki przeznaczyć pod budowę osiedla. W 2006 roku rozliczono pierwszy etap budowy domków, który odznaczył się wysoką rentownością przekraczającą 20%. Drugi etap zamykający całą inwestycję zakończy się w 2008 roku. Dobra koniunktura na rynku nieruchomości pozwala przypuszczać, że rozliczenie tego etapu przyniesie wysokie zyski i zakończy się jeszcze wyższą rentownością w porównaniu do pierwszego etapu.

Znaczne przychody wypracowała także spółka ATM System Sp. z o.o. (prawie 2,4 mln zł), świadcząca usługi pomocnicze w produkcji telewizyjnej. ATM System Sp. zo.o. sukcesywnie zwiększa sprzedaż swych usług do podmiotów spoza Grupy Kapitałowej pozyskując coraz więcej zleceń od zewnętrznych kontrahentów.

Ocena płynności

Grupa Kapitałowa ATM posiada wysoką zdolność do terminowej spłaty swoich zobowiązań – w porównaniu z rokiem 2005 wskaźniki płynności w 2006 nieznacznie się zwiększyły.

Wskaźniki płynności Grupy Kapitałowej

Wyszczególnienie	2006	2005
Wskaźnik bieżącej płynności	4,2	3,5
Wskaźnik płynności szybkiej	3,8	3,3

Kapitał obrotowy i wskaźniki rotacji

Grupa Kapitałowa ATM realizuje umiarkowaną strategię finansowania sprzyjającą utrzymywaniu płynności i równowagi finansowej.

Kapitał obrotowy Grupy Kapitałowej (tys. zł)

Wyszczególnienie	2006	2005
1. Aktywa obrotowe	60 790	54 967
2. Zobowiązania krótkoterminowe	14 427	15 637
3. Kapitał obrotowy (1-2)	46 363	39 330

W związku ze wzrostem skali działalności wzrostowi uległy należności, w szczególności należności szacunkowe. Przyczyną tego jest wzrost wskaźnika rotacji należnosci z 99 dni w roku 2005 do do 130 dni w roku 2006. W przypadku skorygowania wskaźnika o należności szacunkowe różnica we wzroście jest już mniejsza (wzrost w 2006 roku o 10 dni w stosunku do roku ubiegłego) Wzrósł także cykl rotacji zapasów, co wiąże się z niezakończeniem przez Grupę Kapitałową wszystkich rozpoczętych w 2006r. produkcji telewizyjnych (produkcja w toku w 2006r. wyniosła 5 593 tys zł, w 2005 roku wynosiła natomiast jedynie 330 tys zł). Wysoka produkcja w toku wynika przede wszytskim z licznych kontraktów zawartych przez ATM Grupa S.A. w drugiej połowie 2006 roku, z których przychody pojawią się dopiero w roku 2007 (np. realizacja filmu fabularnego „Dlaczego nie", serialu z gatunku political ficion „Ekipa" oraz innych produkcji), należy bowiem pamietać, że specyfika branży telewizyjnej charakteryzuje się stosunkowo długim okresem realizacji programów telewizyjnych. W związku z powyższym zwiększył się także cykl operacyjny, liczony jako suma cyklu rotacji zapasów i rotacji należności.
Wskażnik rotacji zobowiązań w 2006 roku wynosi 22 dni, okres spłaty zobowiązań przez spółki Grupy wzrósł zatem średnio o 2 dni.

Cykle rotacji głównych składników kapitału obrotowego Grupy Kapitałowej ATM (liczba dni)

Wyszczególnienie	2006	2005
Cykl rotacji zapasów	18,5	13,7
Cykl rotacji należności	130,3	99,4
Cykl rotacji należności skorygowany o należności szacunkowe	98,6	88,9
Cykl rotacji zobowiązań	22,4	19,6
Cykl operacyjny	148,8	113,10

Cykle rotacji głównych składników kapitału obrotowego ATM Grupa S.A. obliczone zostały wg poniższych wzorów:

Cykl rotacji zapasów $\frac{\text{Średni stan zapasów* 365 dni}}{\text{przychody ze sprzedaży netto}}$

Cykl rotacji należności $\frac{\text{Średni stan należności* 365 dni}}{\text{przychody ze sprzedaży netto}}$

Cykl rotacji zobowiązań $\frac{\text{Średni stan zobowiązań * 365 dni}}{\text{przychody ze sprzedaży netto}}$

* średni stan dla poszczególnych pozycji wyliczono jako średnią arytmetyczną poszczególnych pozycji na pierwszy i ostatni dzień roku obrotowego.

Cykl operacyjny cykl rotacji należności + cykl rotacji zapasów

Ocena zadłużenia

Grupa Kapitałowa ATM zarówno w 2006 roku, jak i w 2005 posiadała bardzo dobre wskaźniki zadłużenia (w 2006 roku widoczny niewielki spadek zadłużenia w porównaniu z rokiem ubiegłym).
Wysoki udział kapitału własnego w strukturze pasywów w 2006r. i 2005r. – odpowiednio 84,1% i 80,3% - oznacza niski poziom zadłużenia spóki, co odzwierciedlają także pozostałe wskaźniki przedstawione w tabeli. Kapitały obce to przede wszystkim zobowiązania krótkoterminowe z 14,6% udziałem w strukturze pasywów na koniec 2006r. Zobowiązania długotermniowe stanowią jedynie 1,3 % wartości pasywów.
Znaczącą pozycję zobowiązań krótkoterminowych stanowią: zobowiązania z tytułu dostaw i usług (43,6%), natomiast zobowiązań długoterminowych : zobowiązania finansowe (49,5%). Zobowiązania finansowe w porównaniu z rokiem 2005 zmniejszyły się ponad połowę (z 1337 tys zł do 650 tys zł w 2006r), co związane jest z sukcesywnym kończeniem się umów leasingowych.
Grupa Kapitałowa ATM, dysponując dużym kapitałem własnym, przy relatywnie małym zadłużeniu, jest atrakcyjnym partnerem handlowym dla swoich kontrahentów.

Wskaźniki zadłużenia Grupy Kapitałowej ATM (w %)

Wyszczególnienie	2006	2005
Wskaźnik ogólnego zadłużenia	15,9	19,7
Wskaźnik zadłużenia kapitału własnego	19,0	24,6
Wskaźnik pokrycia majątku kapitałami własnymi	84,1	80,3
Wskaźnik zadłużenia długoterminowego	1,3	2,5

14. Inwestycje dokonane w bieżącym okresie sprawozadwczym, wykorzystanie środków z emisji akcji oraz plany inwestycyjne

Zgodnie z perspektywami rozwoju Grupy kapitałowej ATM jednym z czynników warunkujących przyszłe wyniki finansowe jest realizacja planów inwestycyjnych.

W wyniku przeprowadzenia oferty publicznej ATM Grupa S.A. pozyskała na początku 2004 roku ponad 46 mln. zł, co pozwoliło jej na rozpoczęcie realizacji celów emisyjnych. Realizacja poszczególnych celów przypisana jest odpowiedzialnej tematycznie spółce Grupy kapitałowej. Spółki zależne zostały lub zostaną na potrzeby wykonania danego projektu zasilone finansowo przez podmiot dominujący, w formie podwyższenia kapitału oraz udzielenia pożyczki.

W 2004 roku spółka ATM Investment zakupiła nieruchomość o pow. 3,7 ha, położoną w bezpośrednim sąsiedztwie istniejącego studia, której większa część zostanie przeznaczona na budowę nowego studia. Oba studia będą stanowiły kompleks, ze wspólnym magazynem dekoracji. W związku z tym, ujawnione w prospekcie odrębne cele emisyjne tzn. budowa studia oraz budowa magazynu dekoracji zostały połączone w jeden. Nowo budowane studio o powierzchni 2500 m^2 będzie posiadało możliwość podzielenia go na dwa mniejsze o powierzchni 1250 m^2 każdy, w których równolegle będą mogły być realizowane dwie produkcje. Ponadto do studia będą przylegały pomieszczenie techniczne, magazyny dekoracji oraz biura. Niestety zmiana przepisów prawa budowlanego spowodowała znaczne wydłużenie procedury zmiany planu zagospodarowania przestrzennego, która była niezbędna dla umożliwienia postawienie studia o zakładanej wysokości. W związku z tym faktem rozpoczęcie inwestycji uległo istotnemu opóźnieniu. Zmienił się podmiot realizujący tę inwestycję. Ponieważ została podjęta próba ubiegania się o środki z funduszy europejskich, w celu poprawienia szans otrzymania dotacji poprzez wykazanie punktowanych możliwości oraz cech, którymi dysponuje podmiot aplikujący, została do tego celu wybrana ATM Grupa. W związku z tym inwestorem w zakresie budowy studia będzie właśnie ATM Grupa.

W związku z nieustannym rozwojem Grupy kapitałowej ATM, ATM Investment jako podmiot zapewniający nieruchomości Grupie, jednocześnie mając na względzie możliwość realizacji innych, związanych z budownictwem projektów, prowadzi ciągły monitoring ofert sprzedaży gruntów w najbliższej okolicy, w szczególności w Bielanach Wrocławskich. Jako efekt tych działań należy wskazać zakup na początku minionego roku, po bardzo atrakcyjnej cenie działki przylegającej bezpośrednio do posiadanych nieruchomości o powierzchni 6,7 ha.

Możliwości wykorzystania tego gruntu są wielorakie. Na pewno część z niego zostanie dołączona do działki przeznaczonej pod budowę nowego studia telewizyjnego, zmieniając jej kształt, co poprawi jej funkcjonalność i możliwość bardziej efektywnego zagospodarowania. Co do pozostałej reszty rozważane są różne warianty: pozostawienie na przyszłe potrzeby spółek grupy w szczególności pod budowę kolejnych hal do produkcji telewizyjnej dla głównego udziałowca - ATM Grupy S.A. całości lub części gruntu, przeznaczenie jej pod budowę dużego osiedla mieszkaniowego, lub po dokonaniu podziału sprzedaż z wysoką marżą mniejszych działek. Z pewnością przychody związane z tą inwestycją pojawią się dopiero w kolejnych latach.

Pod koniec roku ATM Grupa nabyła w Warszawie od spółki Eko - Park S.A. lokal, który przeznaczony został pod potrzeby biurowe oraz w części pod studio, w którym aktualnie realizowane są programy dla telewizji internetowe portalu Wirtualnej Polski, przede wszystkim audycje informacyjne typu przegląd prasy, rozmowy z zaproszonymi gośćmi itp.

Duża część zaplanowanych zakupów sprzętu telewizyjnego została zrealizowana jeszcze w 2004 i 2005 roku. W ich efekcie spółka zależna ATM System stała się właścicielem nowego i zarazem bardzo nowatorskiego sprzętu niezbędnego do wykonywania swojej podstawowej działalności - świadczenia usług pomocniczych do produkcji telewizyjnej.

Między innymi kupione zostały kamery serii XDCAM firmy SONY, które cyfrowo rejestrują obraz na dyskach optycznych w technologii tzw. niebieskiego lasera zwiększając dzięki temu niezawodność urządzeń

oraz trwałość i odporność na straty jakości przy przegrywaniu samego sygnału. Ponadto spółka pozyskała sieciowy system montażu Avid Media Unity, umożliwiający jednoczesną obróbkę tego samego materiału zdjęciowego przez kilku montażystów a także posiadający możliwość współpracy ze sprzętem serii XDCAM firmy Sony, co przekłada się na znaczne przyśpieszenie procesu zgrywania materiału z dysków optycznych do pamięci sytemu montażowego.

Kupiono także profesjonalne wózki kamerowe Panthera, wyposażone w system pamięci ruchu ramienia istotnie usprawniający i przyśpieszający proces realizacji zdjęć szczególnie w produkcjach fabularnych. Spółka dysponuje także unikalnym w skali Europy systemem typu Motion Capture służącym do komputerowej realizacji programów animowanych.

Spółka nabyła także komplet urządzeń stanowiących wyposażenie wielokamerowego wozu realizacyjnego. Można śmiało stwierdzić, że jest to obecnie najnowocześniejszy, w pełni cyfrowy, wykorzystujący najnowsze technologie telewizyjne wóz realizacyjny w Polsce, zbudowany za nieporównywalnie niższą cenę niż zakup wozu gotowego. W związku z realizacją coraz większej ilości form fabularnych, co do których zamawiający żądają zapisu w formacie HD, została zakupione również dwie tego typu kamery.

ATM Grupa S.A. zawarła w minionym roku umowę ze spółką Heli Invest Sp. z o.o. na zakup śmigłowca EC-120, z tytułu czego dokonała wpłaty zaliczki. Intensywny i szybki rozwój Grupy Kapitałowej ATM spowodował potrzebę wzrostu mobilności kadry zarządzającej oraz kluczowych współpracowników oraz twórców – reżyserów, aktorów. Zakup śmigłowca znacznie usprawni komunikację tych osób, co spowoduje wzrost efektywności działań i możliwość lepszego wykorzystania ich czasu. Ponadto helikopter będzie wykorzystywany bezpośrednio w produkcji filmowej do realizacji zdjęć lotniczych oraz również jako obiekt zdjęciowy, co niewątpliwie uatrakcyjni realizowane produkcje. Oprócz wykorzystania na wewnętrzne potrzeby, w razie dysponowania wolnymi godzinami lotu spółka, będzie oferować helikopter do wynajmu podmiotom zewnętrznym – dokonany sondaż lokalnego rynku potwierdził fakt niskiej podaży tego typu usług i jednoczesne wysokie zainteresowanie wynajmem tej klasy śmigłowców.

Na początku bieżącego roku zarząd podjął decyzję o dokonaniu emisji a następnie sprzedaży w ofercie publicznej nowej serii akcji spółki. Na dzień 26 kwietnia br. zostało zwołane Nadzwyczajne Walne Zgromadzenie Akcjonariuszy, które podejmie decyzję o podjęciu uchwały emisyjnej. Na przełom czerwca i lipca planowane jest przeprowadzenie oferty. Ponieważ szczegółowy opis celów emisyjnych znajdzie się w prospekcie, w tym sprawozdaniu ograniczymy się tylko do wymienienia podstawowych kierunków inwestycyjnych, które będą realizowane dzięki pozyskanym środkom. Są to:

- akwizycje krajowych podmiotów z sektora niezależnych producentów telewizyjnych;
- zaangażowanie kapitałowe w projekty zagraniczne z zakresu produkcji filmowych i telewizyjnych (wspólne przedsięwzięcia, nabycie podmiotów zagranicznych, założenie podmiotów zagranicznych);
- wydatki inwestycyjne na zakup sprzętu wykorzystującego technologię High Definition (HDTV);
- wydatki inwestycyjne na budowę nowych studiów telewizyjnych w latach 2008 – 2009.

W poniższej tabeli podane są najważniejsze inwestycje, które będą realizowane z bieżących i wygenerowanych nadwyżek pieniężnych, niezależnie od powodzenia planowanej emisji:

Opis inwestycji	**Wartość (mln. Zł)**	**Spółka realizująca inwestycję**
Kontynuacja budowy nowego studia telewizyjnego wraz z zapleczem biurowym w Bielanach Wrocławskich	30,0	ATM Grupa Sp. z o.o.
Zakup sprzętu telewizyjnego	20,0	ATM System Sp. z o.o.
Inwestycje w nowe programy	3,0	ATM Grupa S.A.
Akwizycje na rynku krajowym	20,0	ATM Grupa S.A.

W razie potrzeby spółka finansować będzie część tych planów ze środków dłużnych.

15. Różnice pomiędzy wynikami a prognozami wyników finansowych

Dnia 13.02.2007r. spółka opublikowała prognozę wybranych danych finansowych za 2006 r. Niniejszy raport roczny potwierdza jej zrealizowanie, nieznacznie przekraczające prognozowane wyniki.

16. Zmiany w zasadach zarządzania Grupy kapitałowej ATM, powiązaniach organizacyjnych i kapitałowych

W dniu 25.05.2005 r. powołana została nowa spółka pod firmą Tele Video Media. Całość udziałów nowej spółki objęła ATM Grupa S.A. Jest to spółka celowa stworzona na potrzeby realizacji projektu telewizji interaktywnej oraz wideo na żądanie oraz świadczenia takich usług na rzecz Telefonii Dialog S.A. Zgodnie z zawartą przez ATM Grupę umową z Dialog S.A. do końca bieżącego półrocza Dialog miał objąć 49% udziałów Tele Video Media, natomiast pozostałe 51% miały pozostać własnością ATM Grupy.

Wcześniejsze zamiary, po dokonaniu ponownej weryfikacji roli stron w tym projekcie, zostały w połowie tego roku zmienione. Zgodnie z nową strategią ATM Grupa skoncentruje się na przygotowaniu kontentu, który wykorzystuje możliwości jakie daje nowa technologia przekazu programów telewizyjnych, natomiast Telefonia Dialog samodzielnie kontynuować będzie projekt budowy platformy technologicznej przejmując pełna kontrolę nad spółką Tele Video Media. W związku z tym strony zawarły w dniu 04.08.2006 r. umowę sprzedaży 1600 udziałów spółki o wartości nominalnej 800 tys. zł. na mocy, której Telefonia Dialog objęła 100% jej udziałów. Aktualnie strony koncentrują się na tych obszarach projektu, które znajdują się w podstawowych zakresach ich działalności.

17. Informacje o podmiocie badającym sprawozdanie finansowe.

ATM Grupa zawarła w dniu 12.07.2006 umowę z BDO Numerica Sp. z o.o. (dawniej BDO Polska Sp. z o.o.) dotyczącą badania sprawozdania jednostkowego oraz skonsolidowanego a także przeglądu sprawozdań jednostek zależnych za rok sprawozdawczy 2006. Umowa obowiązuje na czas wykonania badania. Łączne wynagrodzenie za wykonanie prac wyniesie 77 tys. zł. Wynagrodzenie podmiotu badającego za badanie poprzedniego roku obrotowym wyniosło 88 tys. zł (w tym wynagrodzenie z tytułu prac atestacyjnych związanych z przejściem na MSR - 18 tys. zł).

Bielany Wrocławskie, 17 kwietnia 2007